SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

734 Investors, LLC

590 Madison Avenue, 26th Floor

New York, New York  10022

(212) 201-7800

With a copy to:

Matthew M. Guest, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York  10019

(212) 403-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Name of Reporting Person 734 Investors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds BK, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,725,457

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,725,457

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,457

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 51.0% (1)

14	Type of Reporting Person OO (Limited Liability Company)

(1)           Based on 7,309,672 shares of Common Stock outstanding.

(Page 2 of 15 Pages)

1	Name of Reporting Person 734 Agriculture, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,725,457 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,725,457 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,457 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 51.0% (2)

14	Type of Reporting Person OO (Limited Liability Company)

(1)           Solely in its capacity as the managing member of 734 Investors, LLC.

(2)           Based on 7,309,672 shares of Common Stock outstanding.

(Page 3 of 15 Pages)

1	Name of Reporting Person Remy W. Trafelet

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 3,725,457 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 3,725,457 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,457

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 51.0% (2)

14	Type of Reporting Person IN

(1)          These shares of Common Stock may be deemed to be beneficially owned by Mr. Trafelet solely in his capacity as one of two controlling persons of 734 Agriculture, LLC.

(2)          Based on 7,309,672 shares of Common Stock outstanding.

(Page 4 of 15 Pages)

1	Name of Reporting Person George R. Brokaw

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 3,725,457 (1)

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 3,725,457 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,725,457

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 51.0% (2)

14	Type of Reporting Person IN

(1)          Of these shares of Common Stock, 20,000 shares are held directly by Mr. Brokaw and 3,705,457 shares may be deemed to be beneficially owned by Mr. Brokaw solely in his capacity as one of two controlling persons of 734 Agriculture, LLC.  Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote his shares as directed by 734 Investors, LLC.  The agreement also restricts Mr. Brokaw’s ability to sell his shares except pro rata with sales by 734 Investors, LLC.

(2)          Based on 7,309,672 shares of Common Stock outstanding.

(Page 5 of 15 Pages)

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $1 par value (the “Common Stock”), of Alico, Inc., a Florida corporation (“Alico” or the “Issuer”).  The principal executive offices of the Issuer are located at 10070 Daniels Interstate Court, Suite 100, Fort Myers, Florida  33913.

Item 2.  Identity and Background.

(a) The undersigned hereby file this Schedule 13D Statement on behalf of 734 Investors, LLC, a Delaware limited liability company (“734 Investors”), 734 Agriculture, LLC, a Delaware limited liability company (“734 Agriculture”), Remy W. Trafelet and George R. Brokaw.  734 Investors, 734 Agriculture, Mr. Trafelet and Mr. Brokaw are sometimes referred to as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) — (c)

734 Investors is a Delaware limited liability company, the principal purpose of which is to hold shares of the Common Stock.

734 Agriculture is a Delaware limited liability company, the principal purpose of which is to be the managing member of 734 Investors.

Messrs. Trafelet and Brokaw are the managers of 734 Agriculture and serve as members of the board of directors of the Issuer (the “Board”).

The present principal occupation of Mr. Brokaw is a private investor.  The present principal occupation of Mr. Trafelet is President and Chief Executive Officer of Trafelet & Company.  The principal business of Trafelet & Company is private investment management.

The principal place of business address of each of the Reporting Persons is 590 Madison Avenue, 26th Floor, New York, New York  10022.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(Page 6 of 15 Pages)

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 17, 2013, 734 Investors entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) by and among 734 Investors, Alico Holding, LLC, a Nevada limited liability company (the “Seller”), solely for purposes of Section 1.3 thereof, 734 Agriculture, and solely for purposes of Section 6.10 thereof, Atlantic Blue Group, Inc., a Florida corporation and parent of the Seller (“Atlanticblue”), pursuant to which 734 Investors (or its designees) agreed to acquire all of the 3,725,457 shares of Common Stock of the Issuer held by the Seller for a purchase price of $37.00 per share, or an aggregate of $137,841,909, in cash (the “Share Purchase”).  Also on October 17, 2013, 734 Investors, the Seller, 734 Agriculture and Atlanticblue entered into that certain letter agreement (the “Letter Agreement”) pursuant to which 734 Investors and 734 Agriculture agreed to irrevocably waive certain closing conditions set forth in the Stock Purchase Agreement.  Any description of the Stock Purchase Agreement or the Letter Agreement is qualified in its entirety by reference to the respective full documents, which are incorporated as Exhibit A and Exhibit B hereto by reference to Exhibit 99.21 and Exhibit 99.22, respectively, to Amendment No. 18 to the Schedule 13D filed by Atlanticblue and the Seller, dated as of October 17, 2013 and filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2013.

On November 19, 2013, 734 Investors and Mr. Brokaw, as 734 Investors’ designee, completed the Share Purchase (the “Closing”).  734 Investors used equity investments from its members of approximately $123,410,000, including $31,000,000 contributed by Arlon Valencia Holdings, LLC, an affiliate of Arlon Group (collectively, “Arlon”), and debt financing of $13,691,909 to fund its portion of the purchase price.  The debt financing was drawn under the margin loan agreement described in Item 6.

Item 4.  Purpose of Transaction.

The shares of Common Stock acquired by the Reporting Persons represent approximately 51.0% of the Issuer’s outstanding voting securities.  As a result, the Reporting Persons possess the voting power to control the election of the Issuer’s directors and any other matter requiring the affirmative vote or consent of the Issuer’s shareholders.  The Reporting Persons have acquired the shares of Common Stock reported herein for investment purposes and for the purposes described below.

Following the Share Purchase, 734 Investors and 734 Agriculture intend that at least a majority of the Board will continue to be independent based on the criteria set forth in Nasdaq Listing Rule 5605(a)(2).  On October 23, 2013, pursuant to a request from Atlanticblue and 734 Investors, Adam D. Compton, Dykes Everett, Thomas H. McAuley, Charles L. Palmer, John D. Rood and Gordon Walker, PhD., resigned from the Board, subject to and effective upon the Closing.  Also on October 23, 2013, the Board, upon recommendation of the Nominating and Corporate Governance Committee of the Board, elected the following designees of 734 Investors to the Board, subject to and effective upon the Closing, to serve on the Board until the Issuer’s

(Page 7 of 15 Pages)

next annual meeting of shareholders:  Mr. Brokaw, Mr. Trafelet, W. Andrew Krusen, Benjamin D. Fishman, Henry R. Slack, Clayton G. Wilson and R. Greg Eisner.  On October 28, 2013, John David “JD” Alexander also resigned from the Board, subject to and effective upon the Closing.

Upon the Closing, the resignations and appointments described above became effective.  In addition, Robert J. Viguet, Jr. resigned from the Board on November 21, 2013, and Mr. Compton was reelected to the Board on November 22, 2013.  Ramon A. Rodriguez remained on the Board and continues to serve as a director.  In connection with the change in the membership of the Board:

•                  Mr. Slack was appointed to serve as Chairman of the Board;

•                  Messrs. Trafelet (Chair), Brokaw, Fishman and Slack were appointed to serve as members of the Executive Committee of the Board;

•                  Messrs. Rodriguez (Chair), Compton and Krusen were appointed to serve as members of the Audit Committee of the Board;

•                  Messrs. Eisner (Chair), Brokaw and Krusen were appointed to serve as members of the Compensation Committee of the Board; and

•                  Messrs. Brokaw (Chair), Compton, Eisner and Fishman were appointed to serve as members of the Nominating and Governance Committee of the Board.

The Reporting Persons also intend for Mr. Wilson to serve as the Issuer’s Chief Executive Officer (“CEO”).  Upon the Closing, Mr. JD Alexander ceased to be the Issuer’s CEO pursuant to his previously disclosed resignation.  On November 22, 2013, the Board appointed Mr. Wilson to serve as the Issuer’s CEO, effective as of that date.  Prior to his appointment as the Issuer’s CEO, Mr. Wilson served as CEO of 734 Citrus Holdings, LLC (“Silver Nip”), a citrus business majority-owned and controlled by 734 Agriculture.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of

(Page 8 of 15 Pages)

registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

The Reporting Persons will continuously evaluate the Issuer’s business and prospects and all other factors deemed relevant in determining whether the Reporting Persons or their affiliates will acquire additional shares of Common Stock or whether the Reporting Persons will dispose of shares of Common Stock, in each case in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, and may propose various strategic transactions or changes to the Issuer’s strategic plan in response to general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of any of the matters identified in Items 4(a)—(j) of Schedule 13D.  As part of their ongoing evaluation of this investment, the Reporting Persons may at any time consider such matters and, subject to applicable federal and state laws, formulate a plan with respect to such matters.  From time to time, the Reporting Persons may hold discussions with management, other members of the Board, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.  Interest in Securities of the Issuer.

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 7,309,672 shares of Common Stock outstanding.

734 Investors

The aggregate number of shares of Common Stock that 734 Investors owns beneficially pursuant to Rule 13d-3 of the Act is 3,725,457 shares of Common Stock, which constitutes approximately 51.0% of the outstanding shares of Common Stock.

734 Agriculture

Because of its position as the sole managing member of 734 Investors, 734 Agriculture may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,725,457 shares of Common Stock, which constitutes approximately 51.0% of the outstanding shares of Common Stock.  734 Agriculture disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Mr. Trafelet

As one of the controlling persons of 734 Agriculture, Mr. Trafelet may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,725,457 shares of Common Stock, which constitutes approximately 51.0% of the outstanding shares of Common Stock.  Mr. Trafelet disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(Page 9 of 15 Pages)

Mr. Brokaw

Individually and as one of the controlling persons of 734 Agriculture, Mr. Brokaw may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,725,457 shares of Common Stock, which constitutes approximately 51.0% of the outstanding shares of Common Stock.  Mr. Brokaw disclaims beneficial ownership of any shares of Common Stock held by 734 Investors except to the extent of his pecuniary interest therein.

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

734 Investors

Acting through its sole managing member, 734 Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,725,457 shares of Common Stock.

734 Agriculture

Acting through its controlling persons and in its capacity as the sole managing member of 734 Investors, 734 Agriculture has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,725,457 shares of Common Stock.

Mr. Trafelet

As one of the controlling persons of 734 Agriculture, which is the sole managing member of 734 Investors, Mr. Trafelet may be deemed to have shared power with Mr. Brokaw to vote or to direct the vote and to dispose or to direct the disposition of 3,725,457 shares of Common Stock.

Mr. Brokaw

As one of the controlling persons of 734 Agriculture, which is the sole managing member of 734 Investors, Mr. Brokaw may be deemed to have shared power with Mr. Trafelet to vote or to direct the vote and to dispose or to direct the disposition of 3,705,457 shares of Common Stock held by 734 Investors.  In addition, pursuant to that certain letter agreement, dated as of November 15, 2013, by and between Mr. Brokaw and 734 Investors (the “Designee Agreement”) described in Item 6, Mr. Brokaw may be deemed to have shared power with Mr. Trafelet to vote or to direct the vote and to dispose or to direct the disposition of 20,000 shares of Common Stock held directly by Mr. Brokaw.

(c) Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the 60 days prior to the date of this Schedule 13D.

(Page 10 of 15 Pages)

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3, 4 and 5 are incorporated herein by reference.

Amended and Restated Limited Liability Company Operating Agreement

On November 15, 2013, 734 Investors amended and restated its LLC operating agreement (the “LLC Agreement”) to admit new members and to designate 734 Agriculture as the managing member, with authority to administer the affairs of 734 Investors, including the voting and disposition of shares of Common Stock, subject to certain restrictions set forth therein.  The terms of the LLC Agreement prohibit 734 Investors from acquiring additional shares of Common Stock without the approval of a majority of members other than pursuant to a stock split, dividend or distribution.  Any description of the LLC Agreement is qualified in its entirety by reference to the full document, which is incorporated hereto by reference as Exhibit C.

Under the terms of the LLC Agreement, 734 Investors will be terminated and its affairs wound up on the earlier of (i) November 15, 2019 (unless extended by members holding at least 75% of the membership interests of 734 Investors), (ii) the distribution to its members of all or substantially all of 734 Investors’ assets, (iii) the election of a majority of members to terminate 734 Investors if certain events occur and (iv) the entry of a judicial decree of dissolution under the Delaware Limited Liability Company Act.  Upon the termination and winding up of 734 Investors, 734 Agriculture will distribute to each member, at such member’s election, either cash or Common Stock after paying all outstanding indebtedness and fees and expenses of 734 Investors.

The LLC Agreement also provides that for so long as Arlon retains at least half of its membership interest in 734 Investors, measured as of November 15, 2013, 734 Investors and 734 Agriculture will cause one of the directors of the Issuer elected or appointed by or at the direction of 734 Investors (or two, if the Board is comprised of 11 or more members) to be an individual or individuals nominated by Arlon, so long as such nominee(s) satisfies certain conditions set forth in the LLC Agreement, including compliance with director independence and other criteria of Issuer, the Nasdaq Global Select Stock Market and the SEC and applicable provisions of the Act, and qualification to serve as a director under the laws of the State of Florida.

The members of 734 Investors made capital contributions to 734 Investors in return for the following membership interests:

(Page 11 of 15 Pages)

Percentage Interests in 734 Investors

Interests
734 Agriculture	19.7%
Arlon	25.1%
Other Members	55.2%

Designee Agreement

734 Investors also entered into an agreement with Mr. Brokaw (referred to herein as the Designee Agreement), dated as of November 15, 2013, providing that Mr. Brokaw will vote the shares of Common Stock acquired by him in the Share Purchase as directed by 734 Investors and will not transfer, sell or otherwise dispose of those shares except pro rata with 734 Investors’ disposition of its shares of Common Stock.  Any description of the Designee Agreement is qualified in its entirety by reference to the full document, which is incorporated hereto by reference as Exhibit D.

Margin Loan with Rabo AgriFinance

On November 15, 2013, 734 Investors entered into a margin loan agreement with Rabo AgriFinance, Inc., as lender, which provides for a $35 million revolving loan facility.  734 Investors drew $13,691,909 at the Closing to fund a portion of the Share Purchase.  The maturity date of the loan is November 14, 2014.  The margin loan is secured by all of 734 Investors’ personal property, including the shares of Common Stock acquired by 734 Investors in the Share Purchase.  If 734 Investors defaults on its obligations under the margin loan agreement, then the lender can declare all amounts outstanding under the margin loan agreement, with accrued interest, immediately due and payable, sell the pledged Common Stock or cause 734 Agriculture to declare a capital call on behalf of 734 Investors.

Borrowings under the margin loan agreement bear interest at a per annual rate equal to the greater of 3% and the one-month LIBOR rate plus 2.5%.  The margin loan agreement contains various affirmative and negative covenants that restrict the activities of 734 Investors.  It contains events of default that are customary for loans of this type.  Any description of the margin loan is qualified in its entirety by reference to the full document, which is incorporated hereto by reference as Exhibit E.

Item 7.  Material to be Filed as Exhibits.

Exhibit A — Stock Purchase Agreement, incorporated by reference to Exhibit 99.21 to Amendment No. 18 to Schedule 13D filed by Atlantic Blue Group, Inc. and Alico Holding, LLC, dated as of October 17, 2013 and filed with the Securities and Exchange Commission on October 21, 2013

Exhibit B — Letter  Agreement, incorporated by reference to Exhibit 99.22 to Amendment No. 18 to Schedule 13D filed by Atlantic Blue Group, Inc. and Alico Holding, LLC, dated as of October 17, 2013 and filed with the Securities and Exchange Commission on October 21, 2013

(Page 12 of 15 Pages)

Exhibit C — Amended and Restated Limited Liability Company Operating Agreement of 734 Investors, LLC, dated as of November 15, 2013

Exhibit D — Letter Agreement by and between 734 Investors, LLC and George R. Brokaw, dated as of November 15, 2013

Exhibit E — Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of November 15, 2013

Exhibit F — Agreement pursuant to Rule 13d-1(k)

(Page 13 of 15 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2013	734 INVESTORS, LLC
By: 734 Agriculture, LLC
Its: Managing Member

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

734 AGRICULTURE, LLC

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

Remy W. Trafelet

	By:	/s/ Remy W. Trafelet

George R. Brokaw

	By:	/s/ George R. Brokaw

(Page 14 of 15 Pages)

EXHIBIT INDEX

Exhibit	Document Description

A

Stock Purchase Agreement, incorporated by reference to Exhibit 99.21 to Amendment No. 18 to Schedule 13D filed by Atlantic Blue Group, Inc. and Alico Holding, LLC, dated as of October 17, 2013 and filed with the Securities and Exchange Commission on October 21, 2013

B

Letter Agreement, incorporated by reference to Exhibit 99.22 to Amendment No. 18 to Schedule 13D filed by Atlantic Blue Group, Inc. and Alico Holding, LLC, dated as of October 17, 2013 and filed with the Securities and Exchange Commission on October 21, 2013

C	Amended and Restated Limited Liability Company Operating Agreement of 734 Investors, LLC, dated as of November 15, 2013

D	Letter Agreement by and between 734 Investors, LLC and George R. Brokaw, dated as of November 15, 2013

E	Credit Agreement by and between 734 Investors, LLC and Rabo AgriFinance, Inc., dated as of November 15, 2013

F	Agreement pursuant to Rule 13d-1(k)

(Page 15 of 15 Pages)

Exhibit C

AMENDED AND RESTATED LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

734 INVESTORS, LLC

This Amended and Restated Limited Liability Company Operating Agreement (together with any schedules hereto, this “Agreement”) of 734 Investors, LLC (the “Company”) is made, entered into and effective as of November 15, 2013, by 734 Agriculture, LLC, a Delaware limited liability company (the “Managing Member”), and each of the other parties listed on the signature pages hereto (including any other person who becomes a party to this Agreement in accordance with its terms, each a “Member” and, collectively with the Managing Member, the “Members”).  Capitalized terms used in this Agreement (including any exhibits or schedules attached hereto) shall have the meanings ascribed to them in Section 10.12.

The Company has been formed by the Managing Member for the purpose of making investments in securities on behalf of the Members.

WITNESSETH:

WHEREAS, the Company was formed as a limited liability company pursuant to and in accordance with the provisions of the Delaware Limited Liability Company Act, Del. Code tit. 6, Chapter 18 § 101, et seq., as amended from time to time (the “Act”), by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on October 10, 2013 (the “Certificate”);

WHEREAS, the Managing Member and the Company entered into a limited liability company agreement on October 10, 2013 (the “Initial Agreement”); and

WHEREAS, the Members have agreed to amend and restate the Initial Agreement and set forth herein the rights, privileges and restrictions of the Members of the Company.

NOW, THEREFORE, the Members hereby agree as follows:

ARTICLE I

ORGANIZATION

SECTION 1.01.            Formation of the Company.  The Members hereby approve and ratify the filing of the Certificate with the Secretary of State of the State of Delaware and all actions taken by or on behalf of the Company on or prior to the execution of this Agreement.  The Members further agree that if the laws of any jurisdiction in which the Company transacts business so require, the Company shall file, or shall cause to be filed, with the appropriate office in that jurisdiction any documents necessary for the Company to qualify to transact business under such laws and agree and obligate themselves to execute, acknowledge and cause to be filed for record in the place or places and manner prescribed by law any amendments to the Certificate as may be required, either by the Act, by the laws of any jurisdiction in which the Company transacts business, or by this Agreement, to reflect changes in the information contained therein or otherwise to comply with the requirements of law for the continuation, preservation and operation of the Company as a limited liability company under the Act.

SECTION 1.02.            Office of the Company.  The principal business office of the Company shall be located at such locations as may hereafter be determined by the Managing Member.  The Company may maintain such other offices at such other places as the Managing Member, in its sole discretion, deems advisable.

SECTION 1.03.            Registered Office and Registered Agent.  The Company shall have its registered office in the State of Delaware at Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808.  The name of its registered agent at such address is the Corporation Service Company.

SECTION 1.04.            Purposes and Powers of the Company.  The purposes of the Company shall be to (a) make investments in securities of Alico, Inc., a Florida corporation (“Alico”), and, subject to Section 2.05, make complementary acquisitions of the securities, assets or businesses of other companies in the agribusiness and/or land management industries (such securities, “Company Securities”, and Alico and such other companies, “Company Subsidiaries”) and (b) engage in any other lawful business the Company may undertake that is reasonably related to or in furtherance of clause (a).  The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Act.

SECTION 1.05.            Term of the Company.  The existence of the Company commenced as of the date that the Certificate was filed and shall continue until dissolution thereof in accordance with the provisions of the Certificate or this Agreement.

SECTION 1.06.            Name of the Company.  The name of the Company is 734 Investors, LLC.  The business of the Company may be conducted upon compliance with all applicable laws under any other name designated by the Managing Member; provided that such name contains the words “Limited Liability Company” or the abbreviation “L.L.C.” or the designation “LLC.”

SECTION 1.07.            No State Law Partnership.  The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes.  The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment.  The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, manager or officer of the Company shall be a partner or joint venturer

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of any other Member, manager or officer of the Company, for any purposes other than as set forth in the first sentence of this Section 1.07.

ARTICLE II

MANAGEMENT OF COMPANY

SECTION 2.01.            Management by the Managing Member.  Except as otherwise expressly provided in this Agreement (including Section 2.05) and notwithstanding any provision of the Act or other applicable law, the powers of the Company shall be exercised solely by or under the authority of, and the business and affairs of the Company shall be managed solely under the direction of, a manager.  The Members hereby designate the Managing Member to act as the manager (within the meaning of the Act) of the Company.  Without limiting the generality of the foregoing and subject to the terms of this Agreement (including Section 2.05), the Managing Member shall be entitled to, in the name and on behalf of the Company:

(a)           invest or retain all funds and assets of the Company, acquire and dispose of any assets of the Company (including Company Securities) and exercise any and all rights, powers, privileges and other incidents of ownership or possession with respect to the Company’s assets (including voting rights in respect of any Company Securities or Company Subsidiaries and the approval or restructuring of an investment);

(b)           incur indebtedness pursuant to that certain credit agreement, dated as of November 15, 2013, among the Company and Rabo AgriFinance, Inc., in each case as it may be amended, restated, replaced, refinanced, substituted or otherwise modified from time to time in accordance with this Section 2.01(b) (the “Acquisition Financing”), pay interest in kind on the Acquisition Financing, pledge or create a lien on the Company’s assets with respect to the Acquisition Financing, and repay or prepay in whole or in part, refinance, reduce, modify or extend the Acquisition Financing as deemed necessary or advisable by the Managing Member; provided that the Company shall not (i) increase the principal amount of the Acquisition Financing (whether through refinancing of the Acquisition Financing or otherwise) other than through the operation of a pay in kind interest feature or (ii) replace, refinance or substitute the Acquisition Financing so that it has a stated maturity later than the tenth anniversary of the date hereof;

(c)           institute, defend, settle or compromise suits and administrative proceedings and other like or similar matters (“Litigation”);

(d)           incur and pay fees, costs and expenses of any type or nature necessary, convenient or incidental to the accomplishment of the purposes of the Company, including Operating Expenses and Reporting Expenses (collectively, “Expenses”); provided that (i) aggregate Expenses incurred or paid in any calendar year, including payments to Representatives (as defined below), but excluding Expenses related to indemnification obligations of the Company or to Litigation, shall not exceed $2,000,000 (the “Expense Threshold”) without the Required Approval, and (ii) the Managing Member will not receive fees or compensation other than reimbursement for out-of-pocket expenses;

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(e)           hire consultants, attorneys, accountants and such other agents and employees (“Representatives”) for itself and for the Company as it may deem necessary or advisable, and authorize any such Representative to act for and on behalf of the Company;

(f)            make appropriate elections and other decisions with respect to tax and accounting matters, and be the Tax Matters Partner;

(g)           purchase directors and officers liability insurance for such persons and with such coverages as the Managing Member deems appropriate in its sole discretion; and

(h)           make and perform such other agreements and undertakings as may be necessary or advisable to the carrying out of any of the foregoing powers, objects or purposes.

SECTION 2.02.            Resignation; Removal; Replacement.  (a)  The Managing Member may resign at any time and shall be deemed to have resigned if the Managing Member ceases to be a Member (a “Withdrawing Manager”).  Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time is specified therein, at the time of its receipt by the Members.  The acceptance of a resignation shall not be necessary to make it effective, unless so expressly provided in the resignation.  If the Managing Member (or its successor) resigns or ceases to be a Member, such Withdrawing Manager shall designate its replacement, and the appointment of such replacement as the Managing Member shall be subject to approval by the Members, acting by the affirmative vote of holders of 50% of the Membership Interests held by Members other than the Managing Member (the “Majority Non-Managing Members”).

(b)           If, at any time, the Managing Member (i) willfully breaches any material term or condition set forth in this Agreement in its capacity as Managing Member, which breach remains uncured five days after receipt of notice of breach from any Member, (ii) commits any act that constitutes fraud, gross negligence or willful misconduct in connection with the management of the Company or (iii) files a petition for bankruptcy relief (or such a petition is involuntarily filed against it) or is otherwise adjudicated to be insolvent (each, a “Managing Member Termination Event”), in addition to the rights and remedies described in this Agreement or available at law or in equity, the Members, acting by the affirmative vote of the holders of 66% of the Membership Interests held by Members other than the Managing Member may remove the Managing Member as the managing member of the Company and appoint another Member as the managing member of the Company who will succeed to the rights and obligations of the Managing Member under this Agreement.

SECTION 2.03.            Officers.  (a) The Managing Member may, from time to time, designate one or more persons to be officers of the Company.  No officer need be a resident of the State of Delaware.  Any officers so designated shall have such authority and perform such duties as the Managing Member may, from time to time, delegate to them.  The Managing Member may assign titles to particular officers.  Any number of offices may be held by the same person.

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(b)           Each officer shall hold office until his or her successor shall be duly designated and qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

(c)           Any officer may resign as such at any time.  Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Managing Member.  The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(d)           Any officer may be removed as such, either with or without cause, by the Managing Member at any time.  Any vacancy occurring in any office of the Company may be filled by the Managing Member.

SECTION 2.04.            Certain Transactions.  Each contract or agreement between any Member or affiliate of a Member and the Company or any Company Subsidiary (including Alico) is disclosed on Schedule 2.04 hereto.  Subject to the terms of this Agreement (including Section 2.05), the fact that a Member or any affiliate of a Member is directly or indirectly interested in or connected with any person, firm or corporation employed by the Company or any Company Subsidiary to render or perform a service, or from which or to whom the Company or any Company Subsidiary may buy or sell any property, shall not prohibit the Company or such Company Subsidiary, as the case may be, from employing or dealing with such person, firm or corporation.

SECTION 2.05.            Approval Rights.  Notwithstanding any grant of rights to the Managing Member under this Agreement and in addition to the rights of the Members set forth elsewhere in this Agreement, without the prior written consent of the holders of a majority of the Membership Interests (such consents, when received, the “Required Approval”), the Company shall not, and the Managing Member shall cause the Company not to, directly or indirectly:

(a)           issue, grant or sell any additional Membership Interests or securities exchangeable or convertible into, or exercisable for, Membership Interests, or admit any new Members;

(b)           effect the creation, incurrence or guarantee of any indebtedness other than the Acquisition Financing or indebtedness incurred to finance the acquisition of Remaining Put Option Interests pursuant to Section 6.02(f);

(c)           make any call for a capital contribution of the Members other than any call for capital contributions in respect of indemnification obligations of the Company to Covered Persons, principal, interest or fees paid or payable with respect to the Acquisition Financing and payment of Expenses up to the Expense Threshold;

(d)           effect an initial public offering of equity interests in the Company;

(e)           effect the liquidation, dissolution or voluntary bankruptcy of the Company or the adoption of any plan in respect of the foregoing;

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(f)            effect a merger, consolidation, combination or similar transaction (including a Control Transfer that constitutes such a transaction), or (subject to Section 2.07(d)) any acquisition of material assets, including any shares in Alico other than pursuant to a stock split, dividend or distribution;

(g)           incur and pay Expenses in any calendar year in excess of the Expense Threshold;

(h)           enter into any settlement agreement, confess judgment or take any similar action in respect of any pending or threatened Litigation that would (A) cause the Company to pay an amount in excess of $1,000,000 to any person in any year, (B) result in any material restriction on the operation of the business of the Company or (C) result in any admission of wrongdoing on the part of the Company;

(i)            (i) make any material tax election or enter into any material agreement related to the taxes of the Company or the Members, (ii) amend any material tax return if the tax liability of any Member would be materially increased as a result thereof, (iii) surrender any right to claim a refund of material taxes or (iv) change the tax residence of the Company;

(j)            enter into any material agreement, arrangement or understanding between the Company or any Company Subsidiary and any Member or any affiliate of a Member;

(k)           except as otherwise permitted by an express provision of this Agreement, enter into any transaction or series of related transactions involving the expenditure by the Company of an amount in excess of $1,000,000;

(l)            engage or change any legal counsel, accountants or auditors of the Company; or

(m)          agree, resolve or commit to do any of the foregoing.

SECTION 2.06.            Powers of Members.  No Member, other than the Managing Member, shall participate in the management or control of the Company, administer affairs for or in the name of the Company, sign any agreement or other document for or in the name of the Company or have any power act for or on behalf of or to bind the Company.  Notwithstanding any provision of the Act, only the Managing Member shall have the authority to bind the Company.  No Member, other than the Managing Member, shall have any power or authority with respect to the Company, except as expressly provided in the Act or this Agreement (including Section 2.05).  Except as required by law or otherwise expressly provided in this Agreement, the other Members shall have no right to any information known by the Managing Member respecting any Company Subsidiaries and the Managing Member may in its discretion keep such information confidential.

SECTION 2.07.            Business Opportunities.  (a)  Except as expressly provided in paragraph (d) below, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member or its affiliates, including the Managing Member and its affiliates, to conduct any

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other business or activity whatsoever outside of the Company (including, without limitation, any business or activity competitive with the Company), whether presently existing or hereafter created.  Except as expressly provided in paragraph (d) below, no Member, including the Managing Member, shall be accountable to the Company or to any other Member with respect to any such other business or activity, and the organization of the Company shall be without prejudice to the Members’ (including the Managing Member’s) respective rights to maintain, expand, or diversify such other businesses and activities and to receive and enjoy profits or compensation therefrom.  Each Member hereby expressly and irrevocably waives any rights such Member might otherwise have to share or participate in such other businesses or activities of any other Member, including the Managing Member.  To the extent that any Member, including the Managing Member, at law or in equity, has duties (including, without limitation, fiduciary duties) to the Company or another Member, the Members hereby agree to waive such duties (including, without limitation, fiduciary duties) as contemplated by Section 18-1101(c) and Section 18-1101(e) of the Act, and in doing so, acknowledge and agree that the duties and obligations of each Member (including the Managing Member) to each other and to the Company are only as expressly set forth in this Agreement, it being understood that nothing in this Agreement shall eliminate the Members’ implied duty of good faith and fair dealing.  Except as expressly provided in paragraph (d) below, no Member, including the Managing Member, shall have an obligation to refer any opportunity to the Company, including an opportunity that may be of value to or compete with the Company.

(b)           It is expressly agreed and acknowledged by each Member that each of the Members, including the Managing Member, currently is engaged, and may continue to engage in the future (whether directly or through investments or companies or otherwise), in businesses that may directly compete with or otherwise have conflicts with the investments held or activities conducted by the Company.  Except as expressly provided in paragraph (d) below, each Member expressly agrees that the other Members may continue to engage in such competing or conflicting activities, and no Member (including the Managing Member) shall be restricted in any way from engaging in any investing or business activities (whether competing or conflicting with the Company, the Company Subsidiaries or its or their investments, directly or indirectly or otherwise) by virtue of their ownership of Membership Interests, service as Managing Member or otherwise acting on behalf of the Company or the Company Subsidiaries, or entry into this Agreement.

(c)           It is expressly agreed and understood that each of the Members (other than the Managing Member and, solely to the extent it exercises its rights under Section 2.11 hereof, the Arlon Member) shall be deemed for all purposes to be passive investors.  Except as expressly provided in paragraph (d) below, no Member shall owe any duties to the Company, any Company Subsidiary or any business or entity in which the foregoing has an interest or investment solely as a result of being a member of the Company.

(d)           Notwithstanding anything to the contrary stated in this Agreement, each of the Members, including the Managing Member, hereby agree that, so long as such Member continues to hold its Membership Interest in the Company, it and its affiliates shall not make an investment after the date hereof in any entity the principal business of which is Florida citrus grove

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operations (a “Citrus Investment”); provided that any such Member (or its affiliate) may directly or indirectly make any such Citrus Investment if (i) the Managing Member sought to obtain a Required Approval for the Company or a Company Subsidiary to make such Citrus Investment and the Required Approval was not obtained, or (ii) such Member has first informed the Company of such Citrus Investment and either (A) the Company has not delivered a written notice to the Member within 10 calendar days after being informed by such Member, stating that it elects to make all or a portion of such Citrus Investment (a “Purchase Notice”) (it being understood that if the Company elects to make a portion of such Citrus Investment, the Member or its affiliate may make the remaining portion of such Citrus Investment), or (B) after delivering a Purchase Notice, the Company does not use its commercially reasonable best efforts to diligently consummate the portion of the Citrus Investment that it elected to make and, upon notice of such failure given to the Company and the other Members, does not cure such failure within a reasonable time; provided, further, that the restrictions on making Citrus Investments set forth in this Section 2.07(d) shall not apply to any Citrus Investment (x) by a Member, including the Managing Member, directly or indirectly in or through 734 Citrus Holdings, LLC with respect to assets held by 734 Citrus Holdings, LLC as of the date hereof, (y) that received the Required Approval or (z) any direct or indirect Citrus Investment by non-Member private investment funds managed or advised by a registered investment adviser (or its affiliates, successors or assigns) for which any Members serves in a professional capacity.

SECTION 2.08.            Related Party Transactions.  In the event that any transaction involving a Company Subsidiary or the stockholders of such Company Subsidiary, on the one hand, and the Managing Member or an affiliate of the Managing Member, on the other hand, is submitted to a vote of the stockholders of such Company Subsidiary, or otherwise requires an action to be taken by the stockholders of such Company Subsidiary (a “Related Party Transaction”), the Managing Member shall vote, or cause to be voted (including by written consent, if applicable) in person or by proxy, all of the Company Securities of such Company Subsidiary, or shall take such other actions with respect to the Company Securities, in accordance with the direction of the Majority Non-Managing Members; provided that if a Related Party Transaction also involves a “related party” (as defined in Instruction 1 to Item 404(a) of Regulation S-K promulgated under the Exchange Act) that is a Member, the Membership Interests of such Member shall be excluded from the determination of the Majority Non-Managing Members for purposes of this Section 2.08.

SECTION 2.09.            Title to Property.  All property owned by the Company, including Company Securities, shall be deemed to be owned by the Company as an independent legal entity, and no Member shall have ownership rights in respect of such property.

SECTION 2.10.            No Personal Liability.  Except as provided by nonwaivable provisions of the Act or expressly set forth in this Agreement, the debts, liabilities and obligations of the Company, however arising, shall be solely the debts, obligations and liabilities of the Company, and no Member, including the Managing Member, shall be obligated personally for any such debt, obligation or liability solely by reason of being a member or manager (as applicable) of the Company.

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SECTION 2.11.            Arlon Director.  (a)  For so long as (i) Arlon Valencia Holdings LLC, a Delaware limited liability company (the “Arlon Member”), together with its affiliates, owns at least 50% of the Membership Interest owned by the Arlon Member as of the date of this Agreement and (ii) the Company is (a) contractually entitled to appoint two or more directors to the board of directors of a Company Subsidiary (a “Subsidiary Board”) or (b) has the ability to elect nominees chosen by the Company to a Subsidiary Board without the support or votes of any unaffiliated holder of Company Securities, the Company and the Managing Member shall cause at least one of such directors to be an individual nominated by the Arlon Member (the “Arlon Designee”); provided that if (A) the Subsidiary Board is comprised of more than eleven directors and (B) the Company is either contractually entitled to appoint seven or more directors to the Subsidiary Board or has the ability to elect at least seven nominees chosen by the Company to a Subsidiary Board without the support or votes of any unaffiliated holder of Company Securities, the Company and the Managing Member shall cause at least two of such directors to be Arlon Designees, in each case subject to the conditions set forth in this Section 2.11.

(b)           The Company and the Managing Member shall not be required to cause any Arlon Designee to be appointed or elected to a Subsidiary Board unless such Arlon Designee, in the Managing Member’s good faith discretion,  (i) meets all director independence and other standards of the Company Subsidiary, applicable stock exchange rules or listing standards, the Securities and Exchange Commission and applicable provisions of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”); (ii) is qualified to serve as a director under the laws of the jurisdiction in which such Company Subsidiary has been organized; and (iii) provides the Company Subsidiary with information required to be or customarily disclosed for directors, candidates for directors and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and such other information as reasonably requested by such Company Subsidiary (collectively, the “Nomination Criteria”).  At all times while serving as a member of a Subsidiary Board, each Arlon Designee will satisfy the Nomination Criteria, and will be covered under a directors and officers liability insurance policy on terms and conditions no less favorable than the terms and conditions provided to the other members of the Subsidiary Board.  If any Arlon Designee ceases to satisfy any of the Nomination Criteria with respect to a Subsidiary Board, the Company and the Managing Member may take any actions the Managing Member deems necessary or advisable to remove such Arlon Designee from such Subsidiary Board; provided that the Company and the Managing Member shall cause a new Arlon Designee who satisfies the Nomination Criteria to be appointed to such Subsidiary Board to fill the resulting vacancy.

(c)           The Arlon Member shall receive in advance and have the right to approve in writing (including by email confirmation) the form and substance of any public announcement or press release by the Company, any Company Subsidiary or the Managing Member with respect to the establishment of the Company or the transactions contemplated by this Agreement.

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ARTICLE III

CAPITAL CONTRIBUTION; RESIGNATION; DISTRIBUTIONS

SECTION 3.01.            Members.  The Managing Member shall maintain or cause to be maintained at the address of the Company a schedule (the “Members Register”) setting forth the names and addresses of the Members.  The Members Register may be maintained by the Managing Member in electronic format.  The Managing Member shall modify and update the Members Register from time to time as appropriate in accordance with this Agreement, including in connection with any changes to the names or addresses of Members or to reflect any transfers or any admission of new Members effected in accordance with this Agreement, it being understood that no such modification or update shall be deemed to be an amendment for purposes of the approval requirements set forth in Section 10.01.  The interests of each Member in the Company, including all of the rights and obligations in connection therewith, is referred to herein as the “Membership Interest” of such Member.

SECTION 3.02.            Capital Contributions; Membership Interests.  Each Member has completed and executed a subscription agreement on or before the date hereof in the form designated by the Managing Member (each, a “Subscription Agreement”) and made in cash a capital contribution to the Company (each, a “Capital Contribution”) in return for its Membership Interest in the Company.  The Managing Member shall reflect in the Members Register opposite each Member’s name such Member’s Capital Contribution and the percentage of the aggregate Membership Interests in the Company held by such Member, calculated as a fraction (expressed as a percentage) equal to such Member’s Membership Interest as of the date of determination divided by the aggregate Membership Interests of all Members as of such date (each, a “Membership Percentage”).

SECTION 3.03.            Admission of New Members.  New Members may be admitted to the Company from time to time (each such date of admission, an “Admission Date”), subject to compliance with the express provisions of this Agreement (including Section 2.05) and the procedures set forth in this Section 3.03.  The Managing Member shall calculate in reasonable good-faith the fair market value of the Company as of each Admission Date, without giving effect to the expected Capital Contribution of such proposed new Member (as of any Admission Date, an “FMV Determination”).  The Membership Percentage of each new Member shall be equal to a fraction (expressed as a percentage) the numerator of which is equal to such new Member’s Capital Contribution on its Admission Date and the denominator of which is equal to the sum of (a) such new Member’s Capital Contribution on its Admission Date and (b) the applicable FMV Determination.  As of each Admission Date, the Managing Member shall update the Members Register to reflect the admission of the new Member and the revised Membership Percentage of each pre-existing Member, which shall be calculated as a fraction (expressed as a percentage), the numerator of which is equal to the product of (c) the applicable FMV Determination and (d) such pre-existing Member’s Percentage Interest prior to the Admission Date, and the denominator of which is equal to the sum of (e) the new Member’s Capital Contribution on its Admission Date and (f) the applicable FMV Determination.  The Managing Member in its reasonable discretion may allocate to such new Member a pro rata portion of the costs and expenses

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incurred by the Company prior to the admission of such new Member.  In order for any person that is not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or assignment or transfer of Membership Interests, such person shall have executed and delivered to the Company a counterpart signature page to this Agreement and any additional documentation, including a Subscription Agreement, that the Managing Member may require in its sole discretion.  The Members Register shall be amended to reflect such admission.

SECTION 3.04.            Additional Capital Contributions.  (a)  Subject to the terms of this Agreement (including Section 2.05), the Managing Member may determine, at any time or from time to time, that the Company requires additional capital or funds to fund certain Expenses or obligations, including indemnification obligations in respect of Company Securities.  In the event the Company issues a call notice seeking such additional capital or funds, each Member shall, within five business days (or such shorter period as is reasonably necessary as determined by the Managing Member), pay its Membership Percentage of the aggregate required Capital Contribution to the Company by wire transfer of immediately available funds.

(b)           In the event that any Member fails to make a required Capital Contribution (a “Failure to Fund” and such Member, a “Non-Contributing Member”) in connection with a capital call for which Required Approval was not required to be obtained pursuant to Section 2.05(c), in addition to any other rights or remedies available to the Company at law or equity, unless the Managing Member determines otherwise in its sole discretion, (i) the Membership Interest and Membership Percentage of the Non-Contributing Member shall be reduced by 50% (the amount of such reduction, the “Default Penalty”); (ii) the Managing Member, on behalf of the Company, shall issue an additional capital call (a “Supplemental Capital Call”) requiring the other Members who funded their portion of the original capital call to fund on a pro rata basis the Non-Contributing Member’s portion of such capital call; and (iii) with respect to each of the Members that so fund such Supplemental Capital Call (each, a “Funding Member”), in addition to any increase resulting from such Supplemental Capital Call, the Membership Interest of each such Funding Member shall be increased by an amount equal to the product of (x) the Default Penalty incurred by the Non-Contributing Member and (y) the percentage of the Supplemental Capital Call funded by such Funding Member.  Any failure to fund a Supplemental Capital Call as and when due shall be deemed a Failure to Fund hereunder and shall be subject to the terms and provisions set forth in this Section 3.04(b).

(c)           Notwithstanding the foregoing, with respect to any capital call for which Required Approval was required to be (and was) obtained pursuant to Section 2.05(c), the failure of any Member that voted against such capital call to make the required Capital Contribution shall not be deemed to be a Failure to Fund subject to the terms and provisions set forth in Section 3.04(b), but the Membership Interest of such Member shall be adjusted to reflect the increase in aggregate Capital Contributions of all Members duly funding such capital call.

SECTION 3.05.            Capital Accounts.  The Company shall maintain a separate capital account (the “Capital Account”) for each Member that shall be credited with (a) the sum of (i) such Member’s Capital Contributions paid to the Company as of any given time, (ii) such Member’s share of the Company’s net income and any items in the nature of income or gain that

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are allocated to such Member pursuant to Section 4.02, Section 4.03, or Section 4.04, and (iii) the amount of any Company liabilities that are assumed by such Member or that are secured by any property distributed to such Member, and shall be debited with (b) the sum of (i) such Member’s share of the Company’s net loss and any items in the nature of losses or deduction that are allocated to the Member pursuant to Section 4.02, Section 4.03, or Section 4.04, (ii) all distributions made by the Company to the Member pursuant to any provision of this Agreement, and (iii) the amount of any liabilities of such Member that are assumed or paid by the Company by action of the Members or that are secured by any property contributed by such Member to the Company.  In the event Membership Interests are transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations (the “Regulations”) under Section 704(b) of the Internal Revenue Code of 1986, as amended (the “Code”), and to the extent not inconsistent with the provisions of this Agreement, shall be interpreted and applied in a manner consistent with such Regulations.  In determining the amount of any liability for purposes of this Section 3.05, there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Regulations.

SECTION 3.06.            Return of Capital.  Subject to Section 3.08 below, except upon the dissolution of the Company as provided in Section 6.01 herein, no Member shall have the right to withdraw from the Company or to demand or to receive the return of all or any part of its Capital Account or its Capital Contributions to the Company.

SECTION 3.07.            No Interest on Capital Contribution.  No Member shall be paid interest on any of its Capital Contributions or on its Capital Account.

SECTION 3.08.            Distributions.  (a) Except as otherwise provided in this Section 3.08, any distribution of Distributable Cash shall be made to each of the Members in proportion to its Membership Percentage.  “Distributable Cash” shall mean all Company cash receipts (excluding the proceeds of loans under the Acquisition Financing), after deducting payments and reserves for Expenses, payments required under the Acquisition Financing (including requirements that such Distributable Cash be used to repay the Acquisition Financing) or any other amounts set aside for the restoration, increase or creation of reasonable reserves, as determined in the good faith sole discretion of the Managing Member.  To the greatest extent practicable, in the Managing Member’s reasonable discretion, the Company shall not make distributions (other than pursuant to Section 6.03) in any form other than Distributable Cash.  Subject to any restrictions under the terms of the Acquisition Financing, the Managing Member shall cause distributions of all Distributable Cash to be made to the Members as soon as reasonably practicable (and shall use reasonable best efforts to make such distributions within 30 days) following a Monetization Event.  A “Monetization Event” shall mean any transaction or event which results in the receipt by the Company of any cash or noncash proceeds (excluding the proceeds of loans under the Acquisition Financing), including, without limitation, a sale of Company Securities or receipt of any dividends or other payments in respect of Company Securities, including tax distributions.

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In the event that noncash proceeds are received by the Company in any Monetization Event, the Managing Member shall, in its good faith sole discretion, cause the Company to sell such noncash proceeds for cash prior to making any distributions pursuant to this Section 3.08(a).

(b)           Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to any Members if such distribution would violate Section 18-607 of the Act or other applicable law.

SECTION 3.09.            Amounts Withheld.  All amounts withheld pursuant to the Code or any provision of any state, local, or foreign tax law with respect to any payment, distribution, or allocation to the Company or the Members shall be treated as amounts paid or distributed, as the case may be, to the Members with respect to which such amount was withheld pursuant to this Section 3.09 for all purposes under this Agreement.  The Company is authorized to withhold from payments and distributions, or with respect to allocations to the Members, and to pay over to any federal, state, local, or foreign government, any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local, or foreign law, and shall allocate any such amounts to the Members with respect to which such amount was withheld.

ARTICLE IV

ALLOCATIONS

SECTION 4.01.            Calculation of Profits and Losses.  The terms “profits” and “losses” means, for each fiscal year, an amount equal to the Company’s taxable income or loss for such fiscal year, determined in accordance with Code Section 703(a) (but including taxable income or loss, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1)), with the following adjustments (without duplication):

(a)           any income of the Company exempt from federal income tax and not otherwise taken into account in computing profits or losses pursuant to this definition shall be added to such taxable income or loss;

(b)           any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as expenditures described in Code Section 705(a)(2)(B) pursuant to Regulations Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing profits or losses pursuant to this definition shall be subtracted from such taxable income or loss;

(c)           in the event the Gross Asset Value of any Company asset is adjusted in accordance with paragraph (ii) or paragraph (iii) of the definition of “Gross Asset Value” under Section 4.07(b), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing profits or losses;

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(d)           gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e)           in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of “Depreciation” under paragraph (h) of this Section 4.01;

(f)            to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing profit or loss;

(g)           anything to the contrary in the above provisions of this definition of profit or loss notwithstanding, any items of income, gain, loss, or deduction that are specially allocated pursuant to Section 4.03 or Section 4.04 shall not be taken into account in the computation of profit or loss.  The amounts of the items of Company7 income, gain, loss or deduction available to be specially allocated pursuant to Sections 4.03 and 4.04 hereof shall be determined by applying rule analogous to those set forth above; and

(h)           for purposes of this Agreement, “Depreciation” means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such fiscal year or other period; provided, that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction with respect to such asset for such fiscal year or other period bears to such beginning adjusted tax basis; and provided, further, that if the federal income tax depreciation, amortization or other cost recovery deduction for such fiscal year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.

SECTION 4.02.            Allocation of Profits and Losses.  After giving effect to the special allocations set forth in Sections 4.03 and 4.04, profits and losses for each taxable year of the Company shall be allocated among the Members in proportion to their Membership Percentage.

SECTION 4.03.            Special Allocations.  The following special allocations shall be made in the following order:

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(a)           Minimum Gain Chargeback.  Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this Article IV, if there is a net decrease in Company Minimum Gain during any taxable year of the Company, each Member shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain during such taxable year, determined in accordance with Regulations Section 1.704-2(g).  Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto.  The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2).  This Section 4.03(a) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.  “Company Minimum Gain” has the same meaning as the term “partnership minimum gain” in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(b)           Member Minimum Gain Chargeback.  Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article IV, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any taxable year of the Company, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to such Member’s share of such net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during such taxable year, determined in accordance with Regulations Section 1.704-2(i)(4).  Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2).  This Section 4.03(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.  For purposes of this Agreement, “Member Nonrecourse Debt Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).  “Member Nonrecourse Debt” has the same meaning as the term “partner nonrecourse debt” in Regulations Section 1.704-2(b)(4).

(c)           Qualified Income Offset.  In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5), or Section 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible, provided that an allocation pursuant to this Section 4.03(c) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.03(c) were not in the Agreement.  “Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account

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as of the end of the relevant taxable year of the Company, after giving effect to the following adjustments: (i) credit to such Capital Account (A) any amounts that such Member is deemed to be obligated to restore pursuant to the penultimate sentences in Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), and (B) any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or by applicable law, and (ii) debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).  The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)           Gross Income Allocation.  In the event any Member has an Adjusted Capital Account Deficit at the end of any taxable year of the Company, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 4.03(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article IV have been made as if Section 4.03(c) and this Section 4.03(d) were not in the Agreement.

(e)           Nonrecourse Deductions.  Nonrecourse Deductions for any taxable year of the Company shall be specially allocated to the Members in proportion to their respective Membership Percentage.  “Nonrecourse Deductions” has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

(f)            Member Nonrecourse Deductions.  Any Member Nonrecourse Deductions for any taxable year of the Company shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).  “Member Nonrecourse Deductions” has the same meaning as the term “partner nonrecourse deductions” in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

(g)           Section 754 Adjustments.  To the extent an adjustment to the adjusted basis for federal income tax purposes of any Company asset, pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in proportion to their respective Membership Percentage in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

SECTION 4.04.            Curative Allocations.  The allocations set forth in Sections 4.03(a) through 4.03(g), and 4.05 (the “Regulatory Allocations”) are intended to comply with certain requirements of the Regulations.  It is the intent of the Members that, to the extent possible,

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all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 4.04.  Therefore, notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Managing Member shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 4.02.

SECTION 4.05.            Loss Limitation.  Losses allocated pursuant to Section 4.02 hereof to a Member shall not exceed the maximum amount of losses that can be allocated to such Member without causing such Member to have an Excess Loss.  For this purpose, “Excess Loss” means any loss the allocation of which would cause such Member to have an Adjusted Capital Account Deficit (or increase the amount of such deficit) at the end of any taxable year.  In the event some but not all of the Members would be allocated an Excess Loss as a consequence of an allocation of losses pursuant to Section 4.02 hereof, the limitation set forth in this Section 4.05 shall be applied on a Member by Member basis and losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member’s Capital Accounts so as to allocate the maximum permissible losses to each Member under Regulations Section 1.704-1(b)(2)(ii)(d).

SECTION 4.06.            Other Allocation Rules.

(a)           For purposes of determining the profits, losses, or any other items allocable to any period, profits, losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Managing Member using any permissible method under Code Section 706 and the Regulations thereunder.

(b)           The Members are aware of the income tax consequences of the allocations made by this Article IV and hereby agree to be bound by the provisions of this Article IV in reporting their shares of Company income and loss for income tax purposes.

(c)           Solely for purposes of determining a Member’s proportionate share of the “excess nonrecourse liabilities” of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members’ interests in Company profits are in proportion to their Membership Percentage.

(d)           To the extent permitted by Regulations Section 1.704-2(h)(3), the Managing Member shall endeavor to treat distributions of Distributable Cash as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

SECTION 4.07.            Tax Allocations; Code Section 704(c).  (a)  Except as otherwise provided in this Section 4.07, each item of income, gain, loss and deduction of the Company

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for federal income tax purposes shall be allocated among the Members in the same manner as such items are allocated for book purposes under this Article IV.  In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value provided in paragraph (b) of this Section 4.07).  In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.  Subject to Section 2.05(i), any elections or other decisions relating to allocations under this Section 4.07, including the selection of any allocation method permitted under Regulations Section 1.704-3, shall be made by the Managing Member in any manner that reasonably reflects the purpose and intention of this Agreement; provided that any items of loss or deduction attributable to property contributed by a Member shall, to the extent of an amount equal to the excess of (A) the federal income tax basis of such property at the time of its contribution over (B) the Gross Asset Value of such property at such time, be allocated in its entirety to such contributing Member and the tax basis of such property for purposes of computing the amounts of all items allocated to any other Member (including a transferee of the contributing Member) shall be equal to its Gross Asset Value upon its contribution to the Company.  Allocations pursuant to this Section 4.07 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of profits, losses, other items, or distributions pursuant to any provision of this Agreement.

(b)           “Gross Asset Value” means, with respect to any asset, such asset’s adjusted basis for federal income tax purposes, except as follows:

(i)            The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Managing Member;

(ii)           The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account and in accordance with the rules set forth in Regulations Section 1.704-1(b)(2)(iv)(f)), as determined by the Managing Member, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); and (D) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a member capacity, or by a new Member acting in a member capacity in anticipation of becoming a Member; provided

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that an adjustment described in clauses (A), (B), and (D) of this paragraph shall be made only if the Managing Member reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(iii)          The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution as determined by the Managing Member; and

(iv)          The Gross Asset Values of Company assets shall be increased (or decreased, as the case may be) to reflect any adjustments to the adjusted basis of such assets for federal income tax purposes pursuant to Code Section 734(b) or Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent than an adjustment pursuant to subparagraph (ii) is made in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

ARTICLE V

VOTING RIGHTS; TRANSFER OF MEMBERSHIP INTEREST

SECTION 5.01.            Voting Rights.  Except to the extent expressly provided in this Agreement (including Section 2.05), to the fullest extent permitted by the Act and other applicable law, no Member other than the Managing Member shall have the right to vote on any matter related to the Company.  Notwithstanding the foregoing, if the Act or other applicable law requires a vote of Members on any matter (except to the extent expressly provided in this Agreement, including in Section 2.05), each Member hereby constitutes and appoints the Managing Member, or any nominee of the Managing Member, with full power of substitution and resubstitution, at any time from the date hereof until the termination of this Agreement as its true and lawful attorney and proxy (its “Proxy”), and in its name, place and stead, to vote all such Member’s Membership Interest as its Proxy, at every meeting, including the right to sign its name (as Member) to any consent, certificate or other document relating to the Company to the fullest extent permitted by applicable law with respect to any matter to be voted on by Members of the Company.  THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT THE TERM.

SECTION 5.02.            Transfer of Membership Interest.  (a)  No Member may assign or transfer any of its Membership Interest nor any of its rights or obligations hereunder without the prior written consent of the Managing Member, and the Managing Member may not assign or transfer any of its Membership Interest nor any of its rights or obligations hereunder without the prior written consent of the Majority Non-Managing Members, in each case other than to a controlled affiliate or for familial estate planning purposes (a “Permitted Transfer”); provided that a Permitted Transfer shall only be made if, in the Managing Member’s reasonable determination, (i) the proposed Permitted Transfer will not create a repayment obligation for the Company in respect of the Acquisition Financing or adversely affect the Company’s ability to borrow, or the

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amount the Company may borrow, under any credit facility, (ii) the proposed assignee or trans feree is an “accredited investor” within the meaning of Rule 501 of Regulation D, and (iii) the Permitted Transfer will not subject, or be reasonably likely to subject, the Company or the Managing Member to liability under any applicable law.  Any purported assignment or transfer in violation of the foregoing sentence shall be void ab initio.  The Managing Member shall notify the Company and the other Members of all requests by a Member to assign or transfer any of its Membership Interest.

(b)           No assignment or transfer of a Membership Interest shall become effective until the assigning or transferring Member and the assignee or transferee of the Membership Interest shall have each executed a supplement to this Agreement satisfactory in form and substance to the Managing Member pursuant to which such assignee or transferee agrees to be bound by the terms and conditions of this Agreement and filed the executed supplement with the Company.

(c)           In addition to any other restrictions set forth in this Section 5.02, in no event may any assignment or transfer of any Membership Interest by any Member be made if such assignment or transfer would (i) result in a violation of any applicable law, including the Securities Act of 1933, as amended, applicable state securities laws or the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), (ii) cause the Company to become subject to the registration or reporting requirements under the Investment Company Act or the Investment Advisers Act of 1940, as amended, (iii) result in the assets of the Company being treated as the assets of any employee benefit plan for purposes of ERISA, the Code or any similar laws as determined by the Managing Member in its sole discretion, (iv) be reasonably likely to cause the Company to become a “publicly traded partnership,” as such term is defined in Section 469(k)(2) or 7704(b) of the Code, (v) be reasonably likely to cause the Company to cease to be treated as a partnership under the Code or (vi) be to any person who lacks the legal right, power or capacity to own such Membership Interest.  Any purported assignment or transfer in violation of the foregoing sentence shall be void ab initio.

SECTION 5.03.            Tag-Along Rights.  (a)  If the Managing Member proposes to assign or transfer all or any portion of its Membership Interest to a third party in a transaction that is not a Permitted Transfer (such third party, the “Proposed Transferee”) and does not exercise its drag-along rights (if any) pursuant to Section 5.04 (each such proposed assignment or transfer, a “Tag-Along Transfer” and the portion of the Managing Member’s Membership Interest proposed to be assigned or transferred, the “Tag-Along Interest”), each Member other than the Managing Member shall have the right to assign or transfer up to its Tag Pro Rata Portion on the same terms and conditions as those proposed by the Managing Member (each such participating Member, a “Tagging Member”).   For purposes hereof, “Tag Pro Rata Portion” shall be determined, with respect to each Tagging Member, by multiplying the total amount of Membership Interests to be purchased by the Proposed Transferee by a fraction, the numerator of which is equal to the aggregate Membership Interest of such Tagging Member and the denominator of which is equal to the aggregate Membership Interests then held by all of the Members (including the Managing Member) participating in the Tag-Along Transfer as provided in this Section 5.03.

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(b)           The Managing Member shall give written notice of a proposed Tag-Along Transfer to each other Member (a “Tag-Along Notice”), no more than 15 calendar days after the execution of the definitive agreement entered into with respect to the Tag-along Transfer.  The Tag-Along Notice shall set forth the amount of the Tag-Along Interest, the name of the Proposed Transferee, the proposed amount and form of consideration (to the extent known by the Managing Member, or a good faith estimate thereof), and any other material terms and conditions.  Each Member shall have a period of 10 calendar days from the date of the Tag-Along Notice within which to advise the Managing Member, by delivery of an irrevocable written notice, as to whether such Member elects to sell any of its Membership Interests and the amount of Membership Interests it wishes to sell (an “Election Notice”).  Each Tagging Member who does not deliver an Election Notice pursuant to the foregoing sentence shall be deemed to have waived all of such Tagging Member’s rights to participate in the Tag-Along Transfer.

(c)           The Managing Member shall advise the Proposed Transferee of the aggregate amount of Membership Interests offered for sale by the Tagging Members and the Managing Member, it being understood, however, that the Managing Member shall not be required to cause the Proposed Transferee to purchase Membership Interests in excess of the Tag-Along Interest.  In the event the Proposed Transferee elects to purchase less than all of the Membership Interests sought to be sold by the Tagging Members (provided that it may not elect to purchase less than the Tag-Along Interest), the amount of Membership Interests to be sold to the Proposed Transferee by the Managing Member and each Tagging Member shall be reduced so that each such Member is entitled to sell its Tag Pro Rata Portion.  The Managing Member shall have a period of 90 calendar days following the expiration of the 10-calendar day period to complete the Tag-Along Transfer to the Proposed Transferee on the payment terms specified in the Tag-Along Notice; provided that if such Tag-Along Transfer is subject to regulatory approval, such 90-day period shall be extended until the expiration of 15 business days after all such approvals have been received.  If at the end of such period the Managing Member has not completed the Tag-Along Transfer, the Managing Member may not then exercise its rights under this Section 5.03 without again fully complying with the provisions of this Section 5.03.  Each Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Transfer, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Managing Member.

SECTION 5.04.            Drag-Along Rights.  (a)  If (i) the Company or (ii) a group of Members that includes the Managing Member and that owns at least 50% of the aggregate Membership Interests of the Company (the “Selling Group”), desires to effect any Control Transfer to a third party that is not an affiliate of the Managing Member or the Members comprising the Selling Group, as applicable, (such third party, the “Drag-Along Buyer” and such transaction, a “Drag-Along Transfer”), then in lieu of complying with the requirements of Section 5.03, the Managing Member or the Selling Group, as applicable, at its option may require each of the other Members (each, a “Drag-Along Member”) to participate pro rata in the Drag-Along Transfer on the same terms and conditions as those proposed by the Managing Member or the Selling Group, as applicable, to the Drag-Along Buyer.  A “Control Transfer” means an assignment or transfer that is not a Permitted Transfer and that would have the effect of directly or indirectly

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transferring or assigning to an unaffiliated third party, a portion of the aggregate Membership Interests of the Members such that, following the consummation of such assignment or transfer, the assignee or transferee directly or indirectly possesses a majority of the Membership Interests of the Company (whether by merger, consolidation or sale or transfer or assignment of Membership Interests) or any successor entity.

(b)           The Managing Member or the Selling Group, as applicable, shall exercise its right pursuant to this Section 5.04 by delivering a written notice to the Company and the Drag-Along Members (a “Drag-Along Notice”) no more than 10 business days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-Along Transfer and, in any event, no later than 10 business days prior to the closing date of such Drag-Along Transfer.  The Drag-Along Notice shall set forth the name of the Drag-Along Buyer, the portion of the Managing Member’s or the Selling Group’s Membership Interest, as applicable, proposed to be assigned or transferred (the “Drag-Along Interest”), the proposed amount and form of consideration for such Drag-Along Interest and all other material terms and conditions of the Drag-Along Transfer; provided that the Managing Member or the Selling Group, as applicable, may attach the definitive agreement providing for the Control Transfer to the Drag-Along Notice in lieu of providing the foregoing information.

(c)           The Company or the Selling Group, as applicable, shall have a period of 90 calendar days from the date of receipt of the Drag-Along Notice to consummate the Drag-Along Transfer on substantially the same terms and conditions set forth in such Drag-Along Notice; provided that if such Drag-Along Transfer is subject to regulatory approval, such 90-day period shall be extended until the expiration of 15 business days after all such approvals have been received. If at the end of such period such Drag-Along Transfer has not been completed, the Company or the Selling Group, as applicable, may not then complete such Drag-Along Transfer without again fully complying with the provisions of this Section 5.04.

(d)           Each Drag-Along Member shall take all necessary and desirable actions requested by the Managing Member or the Selling Group, as applicable, in connection with the consummation of the Drag-Along Transfer, including obtaining any required consents and the execution of such agreements (including escrow arrangements) and such instruments and the taking of such other actions as are necessary to provide customary representations, warranties and indemnities as are customarily provided in a sale transaction as to such Drag-Along Member; provided that Drag-Along Members shall not be required to provide representations and warranties regarding the Company or any other Member; provided, further, that no Drag-Along Member shall be required to incur liability under any indemnity (A) other than on a several basis based on its percentage ownership of the Membership Interest included in such Drag-Along Transfer (except with respect to representations that apply solely to such Member, including such Member’s title to the Membership Interest being sold and its authority to sell such Membership Interest, for which such Member shall be solely responsible), or (B) in excess of an amount that is the lesser of (x) the Drag-Along Member’s pro rata portion of any indemnification cap negotiated under the Drag-Along Transfer and (y) such Drag-Along Member’s proceeds from the Drag-Along Transfer.

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(e)           The fees and expenses of the Company incurred in connection with a Drag-Along Transfer and for the benefit of all Drag-Along Members (it being understood that costs incurred by or on behalf of any Drag-Along Member for its sole benefit will not be considered to be for the benefit of all Drag-Along Members), to the extent not paid or reimbursed by the Drag-Along Buyer, shall be shared by the Drag-Along Members on a pro rata basis, based on the aggregate consideration received by each Drag-Along Member; provided that no Drag-Along Member (in its capacity as such) shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-Along Transfer.

SECTION 5.05.            Company Call Right; Termination Put Right.  (a)  In the event that a Member is employed, or has an affiliate that is employed, as an “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of a Company Subsidiary (such Member, an “Executive Member” and such Member or affiliate who is so employed, an “Executive Officer” ) and either (i) such Executive Officer’s employment is terminated by such Company Subsidiary, with or without cause, (ii) such Executive Officer resigns from his or her employment at such Company Subsidiary or (iii) such Executive Officer’s employment is terminated due to such Executive Officer’s death or disability (each of clauses (i) through (iii), a “Termination Event”), then the Company shall have the right, but not the obligation, subject to the requirements of Section 5.05(d), and exercisable in the sole and absolute discretion of the Managing Member, to purchase all, but not less than all, the Membership Interest (if any) held by such Executive Member for a purchase price equal to its Termination FMV as of the Determination Date (the “Termination Call Right”).  For the avoidance of doubt, a Member that serves, or who has an affiliate that serves, as the chairman of the board of a Company Subsidiary shall not be deemed an “executive officer” (as defined in Rule 3b-7 under the Exchange Act) or an Executive Officer or an Executive Member under this Agreement by virtue of serving in such capacity.  For purposes of this Section 5.05, the following terms have the respective meanings attributed to them:

(A)          “Termination FMV” means the amount of cash distribution that an Executive Member would receive, if all the assets and businesses of the Company were sold as a going concern (free and clear of all liens and after payment of all indebtedness for borrowed money) in an all-cash, arms-length sale to an unaffiliated third party in which all the proceeds of the sale were paid directly to the Company (other than the amount of proceeds necessary to pay transfer taxes payable in connection with the sale, which amount will not be received or deemed to be received by the Company), and the Company distributed those proceeds of sale to the Members of the Company in accordance with Sections 3.08 and 6.03 of this Agreement as a Monetization Event incident to the liquidation and termination of the Company, after payment of all the debts, liabilities, and obligations of the Company (except for indebtedness for borrowed money, which shall be taken into account in the calculation of the transaction proceeds), and assuming that all convertible debt and other convertible securities of the Company were repaid or converted (whichever yields more cash to the holders of the convertible securities) and that any options to acquire Membership Interests (whether or not currently exercisable) that have an exercise price below the Termination FMV (taking into account the exercise price of the options) were exercised and the exercise price paid to the Company.

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(B)          “Determination Date” means the date when the purchase price for any Membership Interest that is required to be purchased by the Company under this Section 5.05 pursuant to the exercise of a Termination Call Right or a Termination Put Right (as defined below) is to be determined and is either (A) the earlier of the date of the Termination Event or the date of the public announcement of the Termination Event, or (B) the date when the Termination Call Right or Termination Put Right (as applicable) is exercised, but only if the Termination Call Right or Termination Put Right is exercised and the date of exercise is more than 90 days after the earlier of the date of the Termination Event or the date of the public announcement of the Termination Event.

The Managing Member shall determine in good faith the Termination FMV taking into account the factors that would customarily be used by an independent, nationally recognized valuation, accounting, or investment banking firm to perform such a determination, including the earnings and other financial information of the Company and the Company Subsidiaries, the potential value of the Company and its interest in the Company Subsidiaries, the prospects of the Company and the Company Subsidiaries and the industries in which they compete, the general condition of the securities markets, and the fair market value of securities of companies engaged in businesses substantially similar to the businesses of the Company and the Company Subsidiaries, without regard for minority interests, minority discounts, or voting or nonvoting status of such Membership Interest; provided that, if the common stock of a Company Subsidiary (or, if a Company Subsidiary is a limited liability company or partnership, the class of equity interest with voting and economic characteristics most similar to common stock) is traded on a nationally recognized stock exchange (a “Public Security”), the Termination FMV of such Company Subsidiary shall be calculated solely by valuing such Company Subsidiary by reference to the arithmetic average of the daily volume-weighted average price of one share of such Public Security on its primary exchange during the regular trading session (and excluding pre-market and after-hours trading) over the 90 calendar days immediately preceding the Determination Date (with respect to any particular Determination Date, the “90-Day Price”).

(b)           The Company may exercise the Termination Call Right by delivering a written notice to the Executive Member whose (or whose affiliate’s) employment as an Executive Officer has terminated no later than 5:00 p.m., New York time, on the day immediately preceding the one-year anniversary of the Termination Event setting forth the Managing Member’s determination of the Termination FMV for the subject Membership Interest.  If the Executive Member does not believe in good faith that the Managing Member’s determination of the Termination FMV does not accurately reflect the Termination FMV of the Membership Interest, the Executive Member shall have the right to dispute such Termination FMV determination in accordance with the provisions set forth in Section 6.02(a)(iii), mutatis mutandis, except that references in Section 6.02(a)(iii) to the “Exiting Members” and “Exiting Member(s) holding a majority of the Put Option Interests” shall be deemed to refer to the Executive Member.  In the event of the death or disability of an Executive Member, all references in this Section 5.05(b) to “the Executive Officer” include the duly appointed representative of the Executive Member.

(c)           In the event of a Termination Event with respect to an Executive Member or an affiliate of the Executive Member, such Executive Member, or the duly appointed representative

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in the case of death or disability, shall have the right to sell to the Company, and the Company shall be obligated purchase, subject to the requirements of Section 5.05(d), all, but not less than all, the Membership Interest of such Executive Member for a purchase price equal to the Termination FMV (the “Termination Put Right”).  The Executive Member may exercise the Termination Put Right by delivering a written notice to the Company no later than 5:00 p.m., New York time, on the day immediately preceding the one-year anniversary of the Termination Event.  Upon receipt of such notice, the Company shall within 30 days deliver to the Executive Member a written notice setting forth the Managing Member’s determination of the Termination FMV for the subject Membership Interest.  If the Executive Member does not believe in good faith that the Managing Member’s determination of the Termination FMV does not accurately reflect the Termination FMV of the Membership Interest, the Executive Member shall have the right to dispute such Termination FMV determination in accordance with the provisions set forth in Section 6.02(a)(iii), mutatis mutandis, except that references in Section 6.02(a)(iii) to the “Exiting Members” and “Exiting Member(s) holding a majority of the Put Option Interests” shall be deemed to refer to the Executive Member.  In addition, if the Executive Member is dissatisfied with the Managing Member’s determination of the Termination FMV, the Executive Member shall have the right to cancel her or his exercise of the Termination Put Right without any liability to the Company or its other Members within 10 calendar days after the Company provides to the Executive Member the written notice of the Managing Member’s determination of the Termination FMV.

(d)           The closing of any purchase of an Executive Member’s Membership Interest pursuant to the exercise of a Termination Call Right or a Termination Put Right provided in this Section 5.05 shall take place within 90 days following the date when written notice of the exercise of the Termination Call Right or Termination Put Right, as applicable, is delivered to the other party, on a date designated by the Company, in accordance with the applicable provisions of this Section 5.05.  At the closing, and subject to this Section 5.05(d), the Company shall pay for the Membership Interest purchased by it pursuant to this Section 5.05 by wire transfer of immediately available funds to a financial account designated in advance by the Executive Member, and the Executive Member’s Membership Interest shall be reduced to zero following the closing of the purchase of that Membership Interest.  Notwithstanding anything to the contrary contained in this Agreement: (i) all purchases of Membership Interests by the Company shall be subject to applicable restrictions contained in any federal, state or non-U.S. law; and (ii) if the Company’s purchase of the Membership Interest from the Executive Member pursuant to the exercise of a Termination Call Right or Termination Put Right pursuant to this Section 5.05 is prohibited by, or would in the good faith opinion of the Managing Member constitute a breach or event of default under, (x) the terms of the Acquisition Financing or any other indebtedness of the Company or (y) applicable law (each of clauses (x) and (y), a “Delay Condition”), then the Company shall have the option to delay the closing of such purchase until the Delay Condition no longer exists; provided, however, that the Company shall make a good faith determination of whether a Delay Condition exists before it exercises a Termination Call Right and shall not exercise a Termination Call Right if it has or, with the exercise of reasonable care and diligence, should have knowledge of a Delay Condition that exists and is not reasonably likely to be eliminated by the closing date for its purchase of the Membership Interest of an Executive Member pursuant to its exercise of the Termination Call Right. Furthermore, the

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Company’s option to delay the closing of a purchase of Membership Interest from an Executive Member will be subject to the following rights, duties, and restrictions:

(A)            If the Company seeks to delay the closing of its purchase of a Membership Interest of an Executive Member based on a Delay Condition that was known or, with the exercise of reasonable care and diligence, should have been known to it when it exercised the Termination Call Right and is not reasonably likely to be eliminated by the closing date for its purchase of the Membership Interest, such Executive Member may elect to terminate the transaction by written notice to the Company, without any liability to the Company or any other Members.

(B)            If the Company becomes aware of a Delay Condition at any time following the exercise of a Termination Call Right or a Termination Put Right with respect to the Membership Interest of an Executive Member, the Company shall promptly provide written notice to such Executive Member of such Delay Condition and whether it has elected to delay the closing of the purchase of the Membership Interest of such Executive Member because of such Delay Condition.  In addition, promptly after receiving from an Executive Member written notice of exercise of a Termination Put Right, the Company shall determine whether a Delay Condition exists and provide written notice to the Executive Member of such Delay Condition and whether it has elected to delay the closing of the purchase of the Membership Interest of such Executive Member because of such Delay Condition.

(C)            If the Company delays the closing of the purchase of the Membership Interest of an Executive Member because of a Delay Condition and does not close the purchase on or before the 180th day following the Termination Event, the Executive Member will have the right to cancel her or his exercise of the Termination Put Right without any liability to the Company or its other Members.

(D)            The Company shall not exercise a Termination Call Right or be obligated to purchase any Membership Interest from an Executive Member pursuant to the exercise of a Termination Call Right or Termination Put Right, if such transaction would violate the terms of any restrictions imposed by the Acquisition Financing or any other agreements evidencing the indebtedness of the Company.

In the event that any Membership Interest is sold by an Executive Member pursuant to this Section 5.05, the Company, the Executive Member, and such Executive Member’s successors, assigns or representatives, will cooperate with one another to take all reasonable steps necessary and desirable to obtain all required third-party, governmental and regulatory consents and approvals with respect to such Executive Member and take all other actions necessary and desirable to facilitate consummation of such sale in a timely manner.

(e)           If the Company does not have on hand at the closing of any purchase of an Executive Member’s Membership Interest pursuant to the exercise of a Termination Call Right or a Termination Put Right pursuant to this Section 5.05 sufficient cash to pay in full the purchase

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price for such Membership Interest, the Company shall pay the purchase price in cash to the extent of its available cash (excluding any cash required to service the Acquisition Financing and any other agreements evidencing the indebtedness of the Company) and shall issue to the Executive Member a promissory note in a principal amount equal to the balance of the purchase price that contains customary events of default, provides for simple interest at an annual rate equal to the “prime rate” of interest published in The Wall Street Journal as of the day immediately preceding the closing date of the purchase, provides for payment in full of the outstanding principal amount, together with all accrued interest, on the earlier of (A) the three-year anniversary of the closing date of the purchase of the Membership Interest from the Executive Member or (B) the closing date of a Monetization Event that results in the Company’s receipt of cash proceeds (net of any required repayments of the Acquisition Financing or any other the indebtedness of the Company) sufficient to pay the outstanding principal amount and all accrued interest on the promissory note, and otherwise is in form and substance mutually acceptable to the Company and the Executive Member.  If the Company issues a promissory note to the Executive Member pursuant to this Section 5.05(e), the Company shall not make any distribution of Distributable Cash to its Members until it pays in full the outstanding principal amount and accrued interest of the promissory note.

ARTICLE VI

DISSOLUTION AND TERMINATION OF THE COMPANY

SECTION 6.01.            Events Causing Termination.  The Company shall be dissolved and its affairs shall be wound up upon the first occurrence of any of the following:

(a)           the Expected Dissolution Date, unless, on the date that is 90 days prior to an Expected Dissolution Date, Members holding at least 75% of the Membership Interests vote to postpone such Expected Dissolution Date by an additional one year (such vote, a “Continuation of the Company”).  The “Expected Dissolution Date” shall mean the sixth anniversary of the date of this Agreement; provided that if the Members approve a Continuation of the Company pursuant to this Section 6.01, the Expected Dissolution Date shall then mean the next anniversary of the date of this Agreement; provided, further, that in no event shall there be more than five successive Continuations of the Company;

(b)           the distribution to its Members of all or substantially all the assets of the Company;

(c)           the election of Members representing the Required Approval elect to terminate the Company upon the occurrence of a Managing Member Termination Event; or

(d)           the entry of a decree of judicial dissolution under the Act.

SECTION 6.02.            Exiting Member Put Option.  (a)  In the event that the Members vote pursuant to Section 6.01(a) for a Continuation of the Company, then each Member who voted against a Continuation of the Company may exercise an option to sell any or all of such

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Member’s Membership Interest at a price equal to the Fair Market Value of such Membership Interest upon the terms set forth below.  For purposes of this Section 6.02:

(i)            “Exiting Members” means any and all Members who exercise the option described in this Section 6.02.

(ii)           “Continuing Members” means any and all Members who are not Exiting Members.

(iii)          “Fair Market Value” of a Membership Interest means the fair market value of such Membership Interest, as determined in good faith and without regard for minority discounts, control premiums or voting or nonvoting status of such Membership Interest by the Managing Member within fifteen business days following the date the Members voted for a Continuation of the Company; provided that, if the Exiting Member(s) holding a majority of the Put Option Interests indicate their disagreement with such determination by written notice to the Managing Member within five business days of such determination, such Exiting Members and the Managing Member shall jointly select an independent qualified appraisal or investment banking firm (the “Independent Appraiser”) to determine the Fair Market Value; provided, further, that if such Exiting Members and the Managing Member cannot within five business days of being required to select an Independent Appraiser agree upon the firm to serve as the Independent Appraiser, then such Exiting Members and the Managing Member shall each select one appraisal firm and such two appraisal firms shall, within five business days after their appointment, select a third independent appraisal firm which shall be the Independent Appraiser.  The Independent Appraiser shall determine the Fair Market Value based on factors the Independent Appraiser determines to be relevant, without regard for minority discounts, control premiums, or voting or nonvoting status of such Membership Interest, and its determination shall be binding on the parties.  In the event the Fair Market Value as determined by the Independent Appraiser is less than 110% of the Fair Market Value as originally determined by the Managing Member, the Exiting Members shall pay its fees and expenses; otherwise such fees and expenses shall be borne by the Company.  In the event the Managing Member is an Exiting Member, the initial determination of Fair Market Value shall be made by the Majority Non-Managing Members who are not also Exiting Members, and the provisions of this definition shall apply mutatis mutandis with such Majority Non-Managing Members taking the role of the Managing Member.

(iv)          “Pro Rata Portion” means, with respect to any Continuing Member, a fraction equal to such Continuing Member’s Membership Interest as of immediately prior to the delivery of any Put Option Notices divided by the aggregate Membership Interests of all Continuing Members as of immediately prior to the delivery of any Put Option Notices.

(b)           Each Exiting Member shall provide the Company with prior written notice (a “Put Option Notice”) of its desire to sell all or a portion of its Membership Interest no later than 20 business days following the date the Members voted for a Continuation of the Company

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(the “Put Option Exercise Period”).  The Put Option Notice shall specify the portion of such Exiting Member’s Membership Interest to be sold (the aggregate number of Membership Interests specified in all of the Exiting Members’ Put Option Notices, the “Put Option Interests”).

(c)           By delivering a Put Option Notice, an Exiting Member represents and warrants to the Company and to the Continuing Members, that (i) the Exiting Member has full right, title and interest in and to the Membership Interests specified in its Put Option Notice; (ii) the Exiting Member has all the necessary power and authority and has taken all necessary action to sell such Membership Interests as contemplated by this Section 6.02; and (iii) such Membership Interests are free and clear of any and all liens, other than those arising as a result of or under the terms of this Agreement.

(d)           After the expiration of the Put Option Exercise Period, the Company shall advise the Continuing Members of the amount of Membership Interests proposed to be sold pursuant to the Put Option Notices.  Each Continuing Member shall, for a period of 20 business days following the date of receipt of the Put Option Notices or, if later, the determination of Fair Market Value in accordance with Section 6.02(a)(iii) (the “Purchase Right Exercise Period”), have the right to elect irrevocably to purchase all or any portion of its Pro Rata Portion of the Put Option Interests at their Fair Market Value by delivering a written notice to the Company (a “Purchase Right Exercise Notice”) specifying the number of Put Option Interests it desires to purchase up to its Pro Rata Portion of the Put Option Interests.  The delivery of a Purchase Right Exercise Notice by a Continuing Member shall be a binding and irrevocable offer by such Continuing Member to purchase the Put Option Interests described therein.  The failure of a Continuing Member to deliver a Purchase Right Exercise Notice by the end of the Purchase Right Exercise Period shall constitute a waiver of its rights under this Section 6.02(d) with respect to the purchase of such Put Option Interests.

(e)           No later than five business days following the expiration of the Purchase Right Exercise Period, the Company shall give written notice (the “Over-allotment Notice”) to each Continuing Member specifying the number of Put Option Interests that each Continuing Member has agreed to purchase (including where such number is zero) and the aggregate number of remaining Put Option Interests, if any, not elected to be purchased by the Continuing Members pursuant to Section 6.02(d) (the “Remaining Put Option Interests”).  Each Continuing Member exercising in full its rights to purchase its Pro Rata Portion of the Put Option Interests (a “Fully Exercising Continuing Member”) shall have a right of over-allotment such that if there are any Remaining Put Option Interests, such Fully Exercising Continuing Member may purchase all or any portion of its pro rata portion of the Remaining Put Option Interests, based on the relative Pro Rata Portions of all Fully Exercising Continuing Members exercising the right of over-allotment set forth herein.  Each such Fully Exercising Continuing Member shall elect to purchase its allotment of Remaining Put Option Interests by giving written notice to the Company specifying the number of Remaining Put Option Interests it desires to purchase within five business days of receipt of the Over-allotment Notice (the “Over-allotment Exercise Period”).

(f)            The Company shall be obligated to purchase at their Fair Market Value any and all Put Option Interests that the Continuing Members did not elect to purchase pursuant

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to Section 6.02(d) or Section 6.02(e).  The Managing Member shall be entitled to, in the name and on behalf of the Company, effect the creation, incurrence or guarantee of any indebtedness the Managing Member deems appropriate in its sole discretion to complete such purchases.

(g)           The closing of the purchases by the Continuing Members and the Company, if applicable, shall take place no later than 60 days following the expiration of the Purchase Right Exercise Period or, if applicable, the Over-allotment Exercise Period.  The Company shall give the Exiting Members at least 10 business days’ written notice of the date of closing (“Put Option Closing Date”).  Each of the Continuing Members and the Company shall pay their applicable share of the aggregate purchase price for the Put Option Interests by wire transfer of immediately available funds on the Put Option Closing Date.

SECTION 6.03.            Liquidation and Termination.  Upon dissolution of the Company, as expeditiously as is reasonable, the Managing Member shall pay the liabilities of the Company and make distributions in the following manner and order:

(a)           first, to creditors, including Members who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company (whether by payment or by establishment of reserves);

(b)           second, to the setting up of any reserves that are reasonably necessary for any contingent, conditional or unmatured liabilities or obligations of the Company; and

(c)           third, to the Members in accordance with the positive balance in their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods, including the year of liquidation.

The Managing Members shall make the distributions described in (a), (b) and (c) to each Member in Distributable Cash or Company Securities at the election of such Member.  At such time as the distributions provided for in (a), (b) and (c) above have been made, the Company shall terminate by filing a certificate of cancellation in accordance with the Act.

SECTION 6.04.            Compliance With Certain Requirements of Regulations; Deficit Capital Accounts.  In the event the Company is “liquidated” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article VI to the Members who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2).  If any Member has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years of the Company, including the taxable year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other person for any purpose whatsoever.

SECTION 6.05.            Accounting on Liquidation.  Upon liquidation, a proper accounting shall be made by the Company’s accountants of the Company’s assets, liabilities and results of operations through the last day of the month in which the Company is terminated.

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ARTICLE VII

COMPANY EXPENSES, BOOKS AND RECORDS

SECTION 7.01.                                   Operating Expenses.  The Managing Member may, acting in its good faith sole discretion, reserve amounts to pay the Company’s reasonable operating expenses and contingent liabilities, if any, including administrative expenses and fees and disbursements to service providers, any costs and expenses incurred in connection with servicing the Acquisition Financing and reimbursement for reasonable out-of-pocket expenses incurred by the Managing Member on behalf of the Company (collectively, “Operating Expenses”), before any allocations are made to the Members.

SECTION 7.02.                                   Fiscal Year and Method of Accounting.  The Managing Member shall select the appropriate method of accounting (which shall in any event be governed by U.S. generally accepted accounting principles) and the beginning and end of the Company’s fiscal year (the “Fiscal Year”), except for the first Fiscal Year, which shall begin on the date of this Agreement.

SECTION 7.03.                                   Records.  The books and records of the Company shall be maintained at the principal office and place of business of the Company.  All such books and records shall be available for inspection and copying during ordinary business hours at the reasonable request, and at the expense, of any Member.  All Members shall also have the right, at their expense and during ordinary business hours, to meet with the Company’s accountants.

SECTION 7.04.                                   Financial Statements, Reports and Information.  Within 65 calendar days after the end of each of the first three fiscal quarters of each Fiscal Year, and within 95 calendar days after the end of each Fiscal Year (subject in both cases to reasonable delays in the event of the late receipt of any necessary financial statements from a Company Subsidiary), the Managing Member shall send to each person who was a Member during such period, financial statements of the Company, including a balance sheet as of the end of such quarter or Fiscal Year, as applicable, and statements of income and changes in Members’ equity, and changes in cash flows for such quarter or Fiscal Year, as applicable, which shall be prepared in accordance with the method of accounting chosen by the Managing Member pursuant to Section 7.02.  In the case of an annual report with respect to any Fiscal Year, the Managing Member shall send to each person who was a Member during such period an opinion of a nationally recognized accounting firm based on an audit of the financial statements referred to in the preceding sentence.  The Managing Member shall provide to the Members any reports or other information regarding the Company that it prepares for the lender parties to the Acquisition Financing and may provide such other reports or information as any Member may reasonably request and that the Managing Member agrees to provide in its sole and absolute discretion.  The Managing Member may, from time to time, modify or supplement the reporting described in this Section 7.04 to reflect the current reporting practices of business entities comparable to the Company or upon the advice or recommendation of the Company’s auditors.  The Company shall be responsible for all expenses associated with preparing, delivering, modifying or supplementing the reports described in this Section 7.04 and shall reimburse the Managing Member for reasonable out-of-pocket expenses

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incurred by the Managing Member on behalf of the Company (such expenses, whether incurred by the Company or the Managing Member, “Reporting Expenses”).

SECTION 7.05.                                   Tax Information.  The Managing Member shall cause to be prepared all necessary U.S. federal, state, local and foreign tax returns of the Company for each fiscal year for which such returns are required to be filed and shall cause such returns to be timely filed.  Within 120 days after the end of each fiscal year (subject to reasonable delays in the event of the late receipt of any necessary financial statements of any person in which the Company invests), the Managing Member will cause to be delivered to the Members an Internal Revenue Service Schedule K-1.  Upon the written request of any Member, the Managing Member will cause to be delivered any additional information reasonably necessary for the preparation of any federal income tax returns which may need to be filed by such Member.  The Members agree that they shall not, without the prior written consent of the Managing Member, (i) treat, on their own income tax returns, any asset of the Company or any item of income, gain, loss, deduction or credit relating to its interest in the Company in a manner inconsistent with the treatment of such items reflected on the Schedule K-1 or other information statement furnished to the Company, or (ii) file any claim for a refund relating to any such item based on, or which would result in, such inconsistent treatment.  Any Member who enters into a settlement agreement with respect to any Company item shall notify the Tax Matters Partner of such settlement agreement and its terms within 30 days after the date of such settlement.  This provision shall survive any termination of this Agreement.

SECTION 7.06.                                   Tax Matters Partner.  The Managing Member shall be the “Tax Matters Partner” (as this term is defined under section 6231(a)(7) of the Code).  The Tax Matters Partner shall promptly advise the other Members of all audits or other actions by the Internal Revenue Service with respect to the Company and shall furnish to the Members a copy of every notice or other communication received by the Tax Matters Partner from the Internal Revenue Service with respect to the Company. The Tax Matters Partner shall not take any action in its capacity as Tax Matters Partner, without the consent of the Managing Member (if not the same Member).  Any direct or indirect cost incurred by the Tax Matters Partner, acting in its capacity as such, shall be deemed costs and expenses of the Company, and the Company shall reimburse the Tax Matters Partner for such amounts.

SECTION 7.07.                                   Tax Elections.  Except as provided in Section 7.08, the Managing Member may, in its sole discretion, make, or refrain from making, any income or other tax elections for the Company that it reasonably deems necessary or advisable and that do not materially adversely affect the interests of the Members as opposed to the interests of the Managing Member, including an election pursuant to Section 754 of the Code.  So long as such election does not materially adversely affect the interests of the other Members, the Managing Member shall make any election pursuant to Section 754 of the Code which is requested by any Member transferring any or all of its Membership Interest.

SECTION 7.08.                                   Taxation as Partnership.  At all times that there are two or more Members, the Company shall be treated as a partnership for federal, state and local tax purposes

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and the Tax Matters Partner shall, for and on behalf of the Company, make any necessary elections and take all steps as may be required to achieve the foregoing.

ARTICLE VIII

EXCULPATION AND INDEMNIFICATION

SECTION 8.01.                                   Exculpation.

(a)                                 Liability to Company.  No Member (including the Managing Member) of the Company, nor any employee, director, officer, agent, representative, affiliate, shareholder, member, limited partner nor general partner of a Member (including the Managing Member), nor any employee, director, officer, agent or representative of the Company (each, a “Covered Person”), shall be liable, responsible or accountable in damages or otherwise to the Company or any other Covered Person by reason of any action taken or omitted to be taken in good faith by such Covered Person, except for acts or omissions that are found by a court of competent jurisdiction to be the result of such person’s fraud, gross negligence or willful misconduct.  The provisions of this Agreement, including Section 2.07, to the extent they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)                                 Liability to Third Parties.  Except as provided in this Section 8.01 and the Act, no Member of the Company or Covered Person in his or her capacity as such shall be liable under a judgment, decree, or order of a court, or in any other manner, for any debt, obligation or liability of the Company solely by reason of being a Member or Covered Person.

SECTION 8.02.                                   Indemnification.  To the fullest extent permitted by law, the Company shall indemnify, defend and hold harmless each Covered Person from and against any loss, liability, damages, cost or expense (including legal fees and expenses and any amounts paid in settlement) resulting from a claim, demand, lawsuit, action or proceeding by reason of any act or omission performed or omitted by such Covered Person on behalf of the Company in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement; provided that such acts or omissions of such Covered Person are not found by a court of competent jurisdiction to constitute fraud, gross negligence or willful misconduct.  Expenses, including legal fees, incurred by an Covered Person and relating to any claim, demand, lawsuit, action or proceeding for which indemnification is sought under this Section 8.02 shall be paid by the Company upon demand by the Covered Person; provided that the Covered Person shall reimburse the Company for such expenses if it is ultimately determined that such Covered Person is not entitled to indemnification hereunder.

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ARTICLE IX

AUTHORIZED PERSONS

SECTION 9.01.                                   Execution of Contracts, Assignments, Certificates, etc.  Eitan S. Hoenig, as an authorized person within the meaning of the Act for purposes of the formation of the Company only, has executed, delivered and filed the Certificate with the Secretary of State of the State of Delaware.  For purposes of this Agreement, each of George Brokaw and Remy W. Trafelet, and any other person that either of George Brokaw or Remy W. Trafelet designate from time to time is hereby designated as an authorized person (each, an “Authorized Person”) within the meaning of the Act.

SECTION 9.02.                                   All contracts, agreements, endorsements, assignments, transfers, stock powers, or other instruments shall be signed by the Managing Member or an Authorized Person of the Company.

SECTION 9.03.                                   An Authorized Person or the Managing Member shall execute, deliver and file any amendments to and/or restatements of the Certificate and any other certificates (and any amendments to and/or restatements thereof) permitted or required to be filed with the Secretary of State of the State of Delaware.  An Authorized Person or the Managing Member shall execute, deliver and file or cause the execution, delivery and filing of any certificates, applications, instruments and other documents (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

SECTION 9.04.                                   Each Authorized Person and the Managing Member shall be, and each hereby is, authorized, empowered and directed to open bank accounts on behalf of the Company in such banks, and designate the persons authorized to sign checks, notes, drafts, bills of exchange, acceptances, undertakings or orders for payment of money from funds of the Company (or of such other entities) on deposit in such accounts, as may be deemed by such Authorized Person or the Managing Member to be necessary, appropriate or otherwise in the best interest of the Company.

SECTION 9.05.                                   Each Authorized Person and the Managing Member shall be, and each hereby is, authorized, empowered and directed to execute any form of required resolution necessary to open any such bank accounts, such resolutions being hereby incorporated into this resolution by reference and duly approved and affirmed hereby.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01.                            Amendments to this Agreement.  Amendments, modifications and supplements may be made to this Agreement (or any exhibits or schedules), from time to time by written consent of the Managing Member and Members representing a majority of the

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Membership Interests (at such time), including the Membership Interest held by the Managing Member; provided that (a) any amendments, modifications or supplements that are materially adverse to any Member shall only be made with the prior written consent of such Member, unless any such amendment, modification or supplement adversely affects all Members, in which case such amendment, modification or supplement shall be subject to Required Approval, (b) any provision requiring a Required Approval shall only be amended, modified or supplemented by such Required Approval, (c) any provision requiring approval by the Majority Non-Managing Members shall only be amended, modified or supplemented by approval of the Majority Non-Managing Members, and (d) any provision requiring approval by Members holding at least 75% of the Membership Interests shall only be amended, modified or supplemented by approval of such Members.  Notwithstanding the foregoing, the Managing Member may, from time to time and without the consent of the other Members, amend, modify or supplement this Agreement (i) to correct any typographical or similar ministerial errors, (ii) to delete or to add any provision of this Agreement required to be so deleted or added by applicable law, (iii) to ensure that the Company shall be treated as a partnership for federal income tax purposes, (iv) to make any amendment as may be required by pronouncements or Regulations issued by the Internal Revenue Service or U.S. Department of the Treasury after the date of this Agreement or (v) to reflect the admission of any Member or the receipt of any Capital Contribution.  No amendment, modification, supplement, discharge, or waiver hereof or hereunder shall require the consent of any person not a party to this Agreement.

SECTION 10.02.                            Entire Agreement.  This Agreement, together with the Subscription Agreements of the Members, constitutes the entire agreement of the Members relating to the subject matter hereof and supersedes all prior agreements among all or some of the parties hereto, whether written, oral or otherwise, as to such subject matter.

SECTION 10.03.                            Notices.  Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be given in writing, shall be either personally delivered to the Company or the Member to whom it is given or delivered by an established delivery service by which receipts are given or mailed by first-class mail, postage prepaid, or sent by electronic mail, addressed to the Company or the Member, at the following addresses (or at such other address for a Member as shall be specified by like notice):

if to the Company, to:

734 Investors, LLC
c/o 734 Agriculture, LLC
590 Madison Avenue
New York, NY  10022
Attention:  Remy Trafelet
Electronic mail:  rtrafelet@trafelet.com

if to the Managing Member:

35

734 Agriculture, LLC
590 Madison Avenue
New York, NY  10022
Attention:  Remy Trafelet
Electronic mail:  rtrafelet@trafelet.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY  10019
Attention:  Matthew M. Guest, Esq.
Electronic mail:  MGuest@wlrk.com

if to any Member other than the Managing Member, to such address indicated on the Members Register.

All notices, other communications or documents shall be deemed to have been duly given: (a) at the time delivered by hand, if personally delivered; (b) when receipt is acknowledged in writing by addressee or receipt is otherwise confirmed, if by electronic mail; (c) five business days after having been deposited in the mail, postage prepaid, if mailed by first class mail; and (d) on the first business day with respect to which a reputable air courier guarantees delivery; provided that notices of a change of address shall be effective only upon receipt.

SECTION 10.04.                            GOVERNING LAW; VENUE.  THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE TO BE APPLIED.  IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY.  The parties to this Agreement agree that jurisdiction and venue in any action brought by any party hereto pursuant to this Agreement shall exclusively and properly lie in the Delaware State Chancery Court located in Wilmington, Delaware, or (if such court denies jurisdiction) any federal or state court located in the State of Delaware.  By execution and delivery of this Agreement each party hereto irrevocably submits to the jurisdiction of such courts for himself and in respect of his property with respect to such action.  The parties hereto irrevocably agree that venue for such action would be proper in such court, and hereby waive any objection that such court is an improper or inconvenient forum for the resolution of such action.  The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.  BECAUSE DISPUTES ARISING IN CONNECTION WITH

36

COMPLEX FINANCIAL TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS.  THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM, THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHT OR REMEDIES UNDER THIS AGREEMENT OR ANY DOCUMENTS ENTERED INTO IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN.

SECTION 10.05.                            Future Actions.  The Company and the Members shall execute and deliver all such future instruments and take such other and further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement, as determined in the good faith sole discretion of the Managing Member.

SECTION 10.06.                            Limitation on Rights of Others.  None of the provisions of this Agreement, including Article III, shall be for the benefit of or enforceable by any creditor of the Company.  Furthermore, the Members shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement.  Other than pursuant to Section 8.02, nothing in this Agreement shall be deemed to create any legal or equitable right, remedy or claim in any person not a party hereto (other than a Covered Person).

SECTION 10.07.                            Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Members and their respective successors and permitted assigns.

SECTION 10.08.                            Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, and such invalid, illegal or otherwise unenforceable provisions shall be null and void as to such jurisdiction.  It is the intent of the parties, however, that any invalid, illegal or otherwise unenforceable provisions be automatically replaced by other provisions which are as similar as possible in terms to such invalid, illegal or otherwise unenforceable provisions but are valid and enforceable to the fullest extent permitted by law.

SECTION 10.09.                            Counterparts.  This Agreement may be executed in several counterparts, and all so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all the parties are not signatories to the original or the same counterpart.  This Agreement may be executed by facsimile signatures, by electronic mail in “portable document format” (“.pdf”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document.

37

SECTION 10.10.                            Waiver and Remedies.  The failure to exercise or delay in exercising a right or remedy provided under this Agreement or by law or in equity does not constitute a waiver of such right or remedy or a waiver of any other rights or remedies.  A waiver of a breach of any of the terms of this Agreement or of a default under this Agreement does not constitute a waiver of any other breach or default and shall not affect the other terms of this Agreement.  A waiver of a breach of any of the terms of this Agreement or of a default under this Agreement will not prevent a party from subsequently requiring compliance with the waived obligation.  The rights and remedies provided by this Agreement are cumulative and (unless otherwise provided in this Agreement) are not exclusive of any rights or remedies at law or in equity.

SECTION 10.11.                            Rules of Interpretation.  Unless the context requires otherwise: (a) pronouns in the masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa; (b) the term “including” shall be construed to be expansive rather than limiting in nature and to mean “including, without limitation” (except to the extent the context otherwise provides); (c) references to Articles and Sections refer to Articles and Sections of this Agreement; (d) the words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder” and words of similar import refer to this Agreement as a whole, including the exhibits and schedules attached hereto, and not to any particular subdivision unless expressly so limited; (e) references to the exhibits and schedules are to the items identified separately in writing by the parties hereto as the described exhibits or schedules attached to this Agreement, each of which is hereby incorporated herein and made a part hereof for all purposes as if set forth in full herein; (f) references to “Dollars” or “$” are to U.S. dollars; (g) the word “or” shall not be exclusive; and (h) references to “written” or “writing” include in electronic form.

SECTION 10.12.                            Defined Terms.  The following terms shall have the meanings ascribed to them in the corresponding Section of this Agreement.

Term	Section

90-Day Price	5.05(a)
Acquisition Financing	2.01(b)
Act	Recitals
Adjusted Capital Account Deficit	4.03(c)
Admission Date	3.03
Agreement	Preamble
Alico	1.04
Arlon Designee	2.11(a)
Arlon Member	2.11
Authorized Person	9.01
Capital Account	3.05
Capital Contribution	3.02
Certificate	Recitals
Citrus Investment	2.07(d)
Code	3.05

38

Company	Preamble
Company Minimum Gain	4.03(a)
Company Securities	1.04
Company Subsidiaries	1.04
Continuation of the Company	6.01(a)
Continuing Members	6.02(a)(ii)
Control Transfer	5.04(a)
Covered Person	8.01(a)
Default Penalty	3.04(b)
Delay Condition	5.05(d)
Depreciation	4.01(h)
Determination Date	5.05(a)(A)
Distributable Cash	3.08(a)
Drag-Along Buyer	5.04(a)
Drag-Along Interest	5.04(b)
Drag-Along Member	5.04(a)
Drag-Along Notice	5.04(b)
Drag-Along Transfer	5.04(a)
Election Notice	5.03(b)
ERISA	5.02(c)
Excess Loss	4.05
Exchange Act	2.11(b)
Executive Member	5.05(a)
Executive Officer	5.05(a)
Exiting Members	6.02(a)(i)
Expected Dissolution Date	6.01(a)
Expense Threshold	2.01(d)
Expenses	2.01(d)
Failure to Fund	3.04(b)
Fair Market Value	6.02(a)(iii)
Fiscal Year	7.02
FMV Determination	3.03
Fully Exercising Continuing Member	6.02(e)
Funding Member	3.04(b)
Gross Asset Value	4.07(b)
Independent Appraiser	6.02(a)(iii)
Initial Agreement	Recitals
Litigation	2.01(c)
losses	4.01
Majority Non-Managing Members	2.02(a)
Managing Member	Preamble
Managing Member Termination Event	2.02(b)
Member	Preamble
Member Nonrecourse Debt	4.03(b)
Member Nonrecourse Debt Minimum Gain	4.03(b)

39

Member Nonrecourse Deductions	4.03(f)
Members	Preamble
Members Register	3.01
Membership Interest	3.01
Membership Percentage	3.02
Monetization Event	3.08(a)
Nomination Criteria	2.11(b)
Non-Contributing Member	3.04(b)
Nonrecourse Deductions	4.03(e)
Operating Expenses	7.01
Over-allotment Exercise Period	6.02(e)
Over-allotment Notice	6.02(e)
Permitted Transfer	5.02(a)
Pro Rata Portion	6.02(a)(iv)
profits	4.01
Proposed Transferee	5.03(a)
Proxy	5.01
Public Security	5.05(a)
Purchase Notice	2.07(d)
Purchase Right Exercise Notice	6.02(d)
Purchase Right Exercise Period	6.02(d)
Put Option Closing Date	6.02(g)
Put Option Exercise Period	6.02(b)
Put Option Interests	6.02(b)
Put Option Notice	6.02(b)
Regulations	3.05
Regulatory Allocations	4.04
Related Party Transaction	2.08
Remaining Put Option Interests	6.02(e)
Reporting Expenses	7.04
Representatives	2.01(e)
Required Approval	2.05
Selling Group	5.04(a)
Subscription Agreement	3.02
Subsidiary Board	2.11(a)
Supplemental Capital Call	3.04(b)
Tag Pro Rata Portion	5.03(a)
Tag-Along Interest	5.03(a)
Tag-Along Notice	5.03(b)
Tag-Along Transfer	5.03(a)
Tagging Member	5.03(a)
Tax Matters Partner	7.06
Termination Call Right	5.05(a)
Termination Event	5.05(a)
Termination FMV	5.05(a)(A)

40

Termination Put Right	5.05(c)
Withdrawing Manager	2.02(a)

41

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Limited Liability Company Operating Agreement as of the day and year first above written.

734 AGRICULTURE, LLC

By:	/s/ Remy Trafelet
Name: Remy Trafelet
Title: Manager

[Signature Page to Amended and Restated Limited Liability Company Operating Agreement of 734 Investors, LLC]

Schedule 2.04

Certain Transactions

1.              Letter Agreement, dated as of November 15, 2013, between the Company and George R. Brokaw.

2.              Employee Lease Agreement, dated as of November 22, 2013, by and between Alico, Inc., 734 Citrus Holdings, LLC and Clayton G. Wilson.

Exhibit D

November 15, 2013

Mr. George R. Brokaw
590 Madison Avenue, 26th Floor
New York, NY  10022

Re:                             734 Investors, LLC Investment in Alico, Inc.

Dear Sir:

Reference is hereby made to the Amended and Restated Limited Liability Company Operating Agreement of 734 Investors, LLC (the “Company”), dated as of November 15, 2013 (the “LLC Agreement”).  Each capitalized term used and not otherwise defined herein shall have the meaning given to such term in the LLC Agreement.

This letter agreement is being entered into in connection with your designation, pursuant to that certain letter agreement (the “Alico Letter Agreement”), dated as of November 14, 2013, by and between the Company and Alico Holding, LLC, a Nevada limited liability company (“Alico Seller”), as the acquirer of 20,000 of the 3,725,457 shares of the common stock, par value $1 per share, of Alico, Inc., a Florida corporation (such corporation, “Alico” and such stock, the “Alico Stock”), that the Company agreed to purchase from Alico Seller pursuant to that certain Stock Purchase Agreement (the “Purchase Agreement”), dated as of October 17, 2013, by and between Alico Seller, the Company, solely for purposes of Section 1.3 thereof, 734 Agriculture, LLC, a Delaware limited liability company and the Managing Member of the Company (the “Managing Member”) and, solely for purposes of Section 6.10 thereof, Atlantic Blue Group, Inc., a Florida corporation and parent of Alico Seller.

The parties hereby acknowledge and agree that:

1.              Designation.  The Company has designated you as the acquirer of 20,000 shares of Alico Stock (the “Covered Shares”) pursuant to the Purchase Agreement and the Alico Letter agreement (the “Designation”) and that the Designation has also been approved by the Majority Non-Managing Members (which approval also constitutes the Required Approval).  In addition, the Company acknowledges that the Designation does not, and your acquisition and investment in the Specified Shares shall not, violate or contravene Section 2.07(d) of the LLC Agreement.

2.              Voting.  At every meeting of the stockholders of Alico called, and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of Alico, you agree to vote, or cause to be voted, the Covered Shares owned beneficially or of record by you to be voted as directed by the Company.  Any such vote shall be cast (or consent shall be given) by you in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

3.              Transfer Restrictions.  During the term of and subject to Section 4 this letter agreement, you agree that you will not, without the prior written consent of the Company, directly or indirectly sell, transfer, assign, pledge, encumber or otherwise dispose of (“Transfer”) any of the Covered Shares owned beneficially by you or beneficial ownership thereof or any other interest therein, in each case other than a Transfer to a controlled affiliate or for familial estate planning purposes; provided that such transferee agrees in writing to assume all of your obligations hereunder in respect of the shares of Alico Stock being Transferred and to be bound by, and comply with, the terms of this letter agreement with respect to the shares of Alico Stock that are subject to such Transfer.

4.              Tag-Along.  In the event that the Company proposes to Transfer all or any portion of the Alico Stock owned beneficially or of record by the Company, you shall have the right to Transfer up to your Pro Rata Portion of the Covered Shares to any party on terms materially no less favorable than those offered to the Company.  For purposes of this letter agreement, your “Pro Rata Portion” at any time shall be determined by multiplying the total number of shares of Alico Stock proposed to be Transferred by the Company at such time by a fraction, the numerator of which is equal to the number of Covered Shares owned beneficially or of record by you and the denominator of which is equal to the aggregate number of shares of Alico Stock then owned beneficially or of record by the Company.

5.              Termination.  This letter agreement and all obligations of the parties hereunder shall automatically terminate on the earliest to occur of (i) the dissolution of the Company, (ii) the date on which the Company owns beneficially or record less than 5% of the outstanding voting stock of Alico and (iii) the date on which you no longer own any Covered Shares, and after the occurrence of any event described in clauses (i) through (iii) above, this letter agreement shall terminate and be of no further force and effect.

6.              Individual Capacity.  You are entering into this letter agreement solely in your capacity as record or beneficial owner of the Covered Shares, and nothing herein is intended to or shall limit or affect any actions taken by you or any of your affiliates (including, for this purpose, any appointee or representative of yours or your affiliates’ to the board of directors of Alico), in his or her capacity as a director or officer of Alico (or a subsidiary of Alico) or other fiduciary capacity for Alico’s stockholders.

7.              Amendment; Waiver.  Any provision of this letter agreement may be (a) waived in whole or in part in writing by the party benefited by the provision or by both parties or (b) amended or modified at any time by an agreement in writing between the parties hereto executed in the same manner as this letter agreement.

8.              Entire Agreement.  This letter agreement, together with the LLC Agreement, constitutes the entire agreement of the parties hereto relating to the subject matter hereof and supersedes all prior agreements among all or some of the parties hereto, whether written, oral or otherwise, as to such subject matter.

2

9.              Precedence Over LLC Agreement.  In the event of a conflict between the provisions of this letter agreement and the LLC Agreement, the provisions of this letter agreement shall control.

10.       Incorporation by Reference.  Sections 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09, and 10.11 of the LLC Agreement are incorporated herein by reference and shall be deemed applicable to this letter agreement mutatis mutandis, except that references to “this Agreement” shall be deemed to refer to this letter agreement and references to “the Member” shall refer to you.

[Remainder of page intentionally left blank]

3

In witness whereof, this letter agreement has been duly executed by the parties hereto as of the date first above written.

734 INVESTORS, LLC

			By:	734 Agriculture, LLC, its Managing Member

		By:	/s/ Remy W. Trafelet
			Name:	Remy W. Trafelet
			Title:	Manager

Agreed to and accepted by as of the above date:

MR. GEORGE R. BROKAW

By:	/s/ George R. Brokaw
Name: George R. Brokaw

[Signature Page to Brokaw Letter Agreement]

Exhibit E

CREDIT AGREEMENT

Dated as of November 15, 2013

by and between

734 INVESTORS, LLC,

as Borrower

and

RABO AGRIFINANCE, INC.,

as Lender

i

(continued)

(continued)

		Page
8.18	Payments Set Aside	51
8.19	Benefits of Agreement	51
8.20	Collateral Agency Agreement	52

(continued)

SCHEDULES:

Schedule 3.13	-	Authorized and Outstanding Equity Interests of Borrower
Schedule 3.14	-	Existing Investments

EXHIBITS:

Exhibit B	-	Form of Borrowing Base Certificate
Exhibit N	-	Form of Promissory Note
Exhibit 2.3	-	Form of Borrowing Request
Exhibit 5.1	-	Form of Compliance Certificate

CREDIT AGREEMENT

This CREDIT AGREEMENT (this “Agreement”) dated as of November 15, 2013, is by and between 734 INVESTORS, LLC, a Delaware limited liability company (“Borrower”), and RABO AGRIFINANCE, INC., a Delaware corporation (“ Lender”).

WITNESSETH:

WHEREAS, Borrower has requested that Lender make available for the purposes specified in this Agreement a revolving credit facility; and

WHEREAS, Lender is willing to make available to Borrower such revolving credit facility upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, the parties hereto hereby agree as follows:

1.                                      DEFINITIONS

1.1                               Defined Terms. As used in this Agreement (including the foregoing preamble and recitals), the following terms have the meanings specified below:

“Account Value” means, (a) as of the Funding Date, the market value of the Eligible Alico Securities as of the end of the immediately preceding Business Day, and (b) as of any date of determination after the Funding Date, the market value of the Eligible Alico Securities as set forth in the most recent brokerage statements delivered to Lender pursuant to Section 5.1(c); provided, that in the sole discretion of Lender, the “Account Value” may be the value of the Eligible Alico Securities based upon current market prices for such securities upon any date of determination.

“Acquisition” means the acquisition of at least 50.1% of the outstanding Alico Securities pursuant to the Alico Acquisition Agreement.

“Adjust” means to increase or decrease; “Adjusted” means increased or decreased; and “Adjustment” means an increase or decrease.

“Adjustment Date” means each date on which the rate of interest on a Loan is or may be Adjusted by Lender pursuant to this Agreement.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote 10% or more of the securities having ordinary voting power for the election of the Board of Directors of such Person, or (b) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise; provided, however, that, for purposes of Section 6.7, the term “Affiliate” shall also include any individual that is an officer or director of the Person specified.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Alico” means Alico, Inc., a Florida corporation.

“Alico Acquisition Agreement” means that certain Stock Purchase Agreement, dated as of October 17, 2013, by and among Borrower, Alico Seller, solely for purposes of Section 1.3 thereof, Manager, and solely for purposes of Section 6.10 thereof, Atlantic Blue Group, Inc., a Florida corporation.

“Alico Securities” means shares of common stock, par value $1.00 per share, of Alico.

“Alico Seller” means Alico Holding, LLC, a Nevada limited liability company.

“Alico Seller Credit Facilities” means, collectively, (a) that certain Amended and Restated Loan Agreement, dated as of September 20, 2012, by and among Farm Credit of Florida, ACA, Alico Seller, and the other borrowers named therein, (b) that certain Loan Agreement, dated December 19, 2011, by and among Centerstate Bank of FLA, N.A. , Alico Seller, and the other borrowers named therein, and (c) any margin loans entered into by Alico Seller prior to the Funding Date.

“Amended and Restated LLC Agreement” means that certain Amended and Restated LLC Operating Agreement of Borrower, by and among Manager and the other Equity Investors.

“Anti-Terrorism Laws” means any laws, regulations, or orders of any Governmental Authority of the United States, United Kingdom, European Union, or the Netherlands relating to terrorism financing, U.S. embargoes or other sanctions, or money laundering, including, but not limited to, the International Emergency Economic Powers Act (50 U.S.C. § 1701 et seq.), the Trading With the Enemy Act (50 U.S.C. § 5 et seq.), the International Security Development and Cooperation Act (22 U.S.C. § 2349aa-9 et seq.), the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (the “USA Patriot Act”), and any rules or regulations promulgated pursuant to or under the authority of any of the foregoing (including but not limited to rules and regulations promulgated or administered by the United States Treasury Department’s Office of Foreign Asset Control (“OFAC”)).

“Availability” means, as of any date of determination, the amount that Borrower is entitled to borrow as Loans under Section 2.1 (after giving effect to the then outstanding Revolving Credit Exposure).

“Availability Reserves” means, as of any date of determination and without duplication of any other reserves or items that are otherwise addressed or excluded through eligibility criteria, the sum of the following as of such date (a) the amount of Bank Product Reserves and (b) the amount of any unpaid commissions, fees, expenses, and other amounts which may be due to Broker or any other third-party providing services in connection with the maintenance or custody of the Eligible Alico Securities.

“Bank Product Agreements” means those agreements entered into from time to time by Borrower with a Bank Product Provider in connection with the obtaining of any of the Cash Management Services.

“Bank Product Obligations” means all obligations, liabilities, reimbursement obligations, fees, or expenses owing by Borrower to any Bank Product Provider pursuant to or evidenced by a Bank Product Agreement and irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising.

“Bank Product Provider” means Lender or any of its Affiliates.

“Bank Product Reserves” means, as of any date of determination, those reserves that Lender deems necessary or appropriate to establish (based upon the Bank Product Providers’ determination of the liabilities, obligations and credit exposure in respect of Bank Product Obligations) in respect of Cash Management Services provided to Borrower.

“Bankruptcy Code” means the Bankruptcy Code in Title 11 of the United States Code, as amended, modified, succeeded, or replaced from time to time.

“Board” means the Board of Governors of the Federal Reserve System of the United States.

“Board of Directors” means, with respect to any Person, (a) in the case of any corporation, the board of directors of such Person, (b) in the case of any limited liability company, the board of managers or managing member or members of such Person, (c) in the case of any partnership, the Board of Directors of the general partner of such Person, and (d) in any other case, the functional equivalent of the foregoing.

“Borrower” has the meaning set forth in the preamble to this Agreement.

“Borrowing” means Loans made on the same date.

“Borrowing Base” means, at any time, the result of:

(a)                                 40% of the Account Value of Eligible Alico Securities, minus

(b)                                 the aggregate amount of Availability Reserves.

“Borrowing Base Certificate” means a certificate signed by a Responsible Officer of Borrower, substantially in the form of Exhibit B, with such changes thereto as Lender may from time to time reasonably request, and appropriately completed.

“Borrowing Request” means a request by Borrower for a Borrowing in accordance with Section 2.3.

“Broker” means JPMorgan Chase Bank, N.A.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which commercial banks in St. Louis, Missouri or New York City are authorized or required by law to remain closed; provided that, when used in connection with a Loan, the term Business Day shall also exclude any day on which banks are not open for dealings in Dollar deposits in the London interbank market.

“Capital Call” means a capital call pursuant to the Organizational Documents of Borrower.

“Capital Lease Obligations” means with respect to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP; and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

“Cash Equivalents” means, as at any date of determination, any of the following: (a) marketable securities (i) issued or directly and unconditionally guaranteed as to interest and principal by the United States government or (ii) issued by any agency of the United States the obligations of which are backed by the full faith and credit of the United States, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency); (b) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency); (c) certificates of deposit or bankers’ acceptances maturing within three months after such date and issued or accepted by Lender or by any commercial bank organized under the laws of the United States or any state thereof or the District of Columbia that (i) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator), (ii) has Tier 1 capital (as defined in such regulations) of not less than $1,000,000,000, and (iii) has a rating of at least AA- from S&P and Aa3 from Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency); (d) shares of any money market mutual fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (a) and (b) above, (ii) has net assets of not less than $5,000,000,000, and (iii) has the highest rating obtainable from either S&P or Moody’s (or if at such time neither is issuing ratings, then a comparable rating of another nationally recognized rating agency); and (e) other short term liquid investments approved in writing by Lender.

“Cash Management Services” means cash management, treasury, or related services (including the Automated Clearing House processing of electronic fund transfers through the direct Federal Reserve Fedline system, and controlled disbursement accounts or services) provided by a depository bank to its customers in the Ordinary Course of Business.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation, or treaty, (b) any change in any law, rule or regulation or treaty or in the administration, interpretation, implementation, or application thereof by any Governmental Authority, or (c) the making or issuance of any request, rule, guideline, or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines, or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Change of Control” shall mean the occurrence of any of the following events: (a) the Equity Investors shall cease to beneficially own and control, of record and beneficially, directly or indirectly, at least 75% in the aggregate of each class of outstanding Equity Interests of Borrower; (b) any Person or “group” (within the meaning of Rules 13d 3 and 13d 5 under the Exchange Act), other than the Equity Investors, shall have acquired beneficial ownership or control of 15% or more on a fully diluted basis of the voting and/or economic interest in the Equity Interests of Borrower; (c) Manager shall cease to be the sole managing member of Borrower; or (d) the Permitted Holders shall cease to beneficially own and control, of record and beneficially, directly or indirectly, at least 90% in the aggregate of each class of outstanding Equity Interests of Manager.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means the property over which a Lien has been or is intended to be granted to Lender pursuant to the Security Documents.

“Commitment” means at any time the commitment, if any, of Lender to make Loans hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.5 or (b) reduced or increased from time to time pursuant to assignments by or to Lender pursuant to Section 8.4. The initial amount of Lender’s Commitment is $35,000,000.

“Communication” has the meaning assigned to such term in Section 8.1(a).

“Compliance Certificate” has the meaning assigned to such term in Section 5.1(b).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Control Agreements” means, collectively, those control agreements in form and substance reasonably acceptable to Lender entered into among (a) the depository institution maintaining any deposit account, the securities intermediary maintaining any securities account, or commodity intermediary maintaining any commodity account, (b) Borrower, and (c) Lender, pursuant to which Lender obtains control (within the meaning of the applicable provision of the UCC) over such deposit account, securities account or commodity account.

“Credit Extension” means the making of a Loan.

“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Default Rate” means a per annum interest rate equal to 10% plus the rate otherwise applicable to such Loan.

“Deposit Account” means a demand, time, savings, passbook, or similar account maintained with an organization engaged in the business of banking, including savings banks, savings and loan associations, credit unions, and trust companies.

“Designated Account” shall mean a demand deposit account of Borrower maintained at a bank approved by Lender and set forth on an Agent Authorization and Bank Account Designation Form delivered by Borrower to Lender.

“Determination Date” means the most recent of the following dates: (a) the date of the Borrowing Base Certificate delivered pursuant to Section 5.1(c) (or, as of the Funding Date, Section 4.2), or (b) the date that Lender adjusts the Borrowing Base to reflect changes in the Account Value pursuant to the provision in the definition of “Account Value” or to reflect any sale of Eligible Alico Securities permitted hereunder.

“Disposition” means any sale, assignment, lease, license, transfer, or other disposition of any property or assets (whether now owned or hereafter acquired) by Borrower to any other Person. The term “Dispose” as a verb has a corresponding meaning.

“Disqualified Equity Interests” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event are be subject to the prior Full Satisfaction of the Obligations), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 180 days after the Revolving Credit Maturity Date.

“Dollars” or “$” refers to lawful money of the United States.

“Effective Date” means the date on which the conditions set forth in Section 4.1 are satisfied (or waived in accordance with Section 4.1).

“Eligible Alico Securities” means the Alico Securities owned by Borrower as of the most recent Determination Date and maintained with the Broker as to which Lender has a valid and fully perfected first-priority Lien pursuant to the Security Agreement and a Control Agreement and that are not subject to any other Lien.

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, permits, orders, decrees, judgments, injunctions, notices, or binding agreements issued, promulgated, or entered into by any Governmental Authority, regulating, relating to, or imposing liability or standards of conduct concerning pollution or protection of the environment, natural resources, or the generation, use, treatment, storage, handling, transportation, or release of, or exposure to, Hazardous Materials, as has been, is now, or may at any time hereafter be, in effect.

“Environmental Liability” means any liability, contingent, or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties, or indemnities) in favor of any Governmental Authority, of Borrower directly or indirectly resulting from or based upon (a) any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment, or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Contribution” means the capital contributions made to Borrower on or prior to the Funding Date by the Equity Investors in an aggregate amount of not less than $102,000,000.

“Equity Interest” means, with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations, or other equivalents, including membership interests (however designated, whether voting or nonvoting), of equity of such Person, including, if such Person is a partnership, partnership interests (whether general or limited), if such Person is a limited liability company, membership interests and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of property of, such partnership, whether outstanding on the date hereof or issued on or after the Effective Date, but excluding debt securities convertible or exchangeable into such equity.

“Equity Investors” means the members of Borrower as of the Funding Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated thereunder and any successor thereto.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with Borrower or any of its Subsidiaries, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 or 303 of ERISA and Section 412 or 430 of the Code, is treated as a single employer under Section 414 of the Code.

“Escrow Agent” means U.S. Bank National Association.

“Event of Default” has the meaning assigned to such term in Section 7.1.

“Executive Order” has the meaning assigned to such term in the definition of “Anti-Terrorism Laws”.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to Lender or required to be withheld or deducted from a payment to Lender, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of Lender being organized under the laws of, or having its principal office or its lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.12, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Lender’s failure to comply with Section 2.12(f), and (d) any U.S. federal withholding Taxes imposed under FATCA.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“Fiscal Period” means each calendar month.

“Fiscal Quarter” means each calendar quarter.

“Fiscal Year” means Borrower’s fiscal year for accounting purposes, being a calendar year ending on each December 31.

“Fully Satisfied” or “Full Satisfaction” means, as of any date, that on or before such date:

(a)                                 with respect to the Loans: (i) the principal of and interest accrued to such date on the Loans shall have been paid in full in cash, (ii) all fees, expenses, and other amounts then due and payable (other contingent amounts for which a claim has not been made) shall have been paid in full in cash, and (iii) the Commitment shall have expired or irrevocably been terminated; and

(b)                                 with respect to the Bank Product Obligations: (i) all termination payments, fees, expenses, and other amounts then due and payable under the related Bank Product Agreements shall have been paid in full in cash, and (ii) all contingent amounts which could be payable under the related Bank Product Agreements shall have been secured by: (A) the grant of a first-priority, perfected Lien on cash or Cash Equivalents in an amount at least equal to 105%

of the amount of such contingent amounts or other collateral which is acceptable to the applicable Bank Product Provider or (B) the issuance of a letter of credit in form and substance acceptable to the applicable Bank Product Provider and in an amount at least equal to 105% of the amount of such contingent obligations and issued by an issuing bank reasonably satisfactory to such applicable Bank Product Provider.

“Funding Date” means the date on which Borrower requests the initial Borrowing to be made and all the conditions set forth in Section 4.2 are satisfied (or waived in accordance with Section 4.2).

“GAAP” means generally accepted accounting principles and practices set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the US accounting profession).

“Governmental Authority” means the government of the United States or any other nation, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank, or other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of or pertaining to government including any supra-national bodies (such as the European Union or the European Central Bank).

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation, or (e) entered into for the purpose of assuring in any other manner the holder of such Indebtedness or other obligation of the payment or performance thereof or to protect such holder against loss in respect thereof (in whole or in part). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as reasonably determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning. Notwithstanding the foregoing, the term Guarantee shall not include endorsements for collection or deposit in the Ordinary Course of Business.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes, or other pollutants or contaminants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious, or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Hedging Agreement” means any interest rate protection agreement, foreign currency exchange agreement, currency options, spot contracts, collar transactions, commodity price protection agreement, rate swap transactions, basis swaps, forward rate transactions, or other interest rate, currency exchange rate, or commodity price hedging arrangement, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), designed to provide protection against fluctuations in interest rates, currency exchange rates, or commodity prices, whether or not any such transaction is governed by or subject to any master agreement.

“Indebtedness” of any Person (the “Subject Person”) means, without duplication, (a) all indebtedness for borrowed money (including all obligations evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily paid), (b) the deferred purchase price of assets or services which in accordance with GAAP would be shown to be a liability on such Person’s balance sheet, including seller notes and earn-out obligations but specifically excluding accrued expenses and trade payables arising or incurred in the Ordinary Course of Business and, in connection with such trade payables, payable on trade terms customary in the industry, (c) the maximum stated amount of all letters of credit issued or acceptance facilities established for the account of such Subject Person and, without duplication, all drafts drawn thereunder, (d) all Capital Lease Obligations, (e) all Synthetic Lease Obligations and all obligations under any securitization facility or other similar off-balance sheet financing product to which such Subject Person is a party, where such transaction is considered borrowed money indebtedness for tax purposes, (f) any Disqualified Equity Interests of such Subject Person, valued, as of the date of determination, at the greater of (i) the maximum aggregate amount that would be payable upon maturity, redemption, repayment or repurchase thereof (or of Disqualified Equity Interests or Indebtedness into which such Disqualified Equity Interests are convertible or exchangeable) and (ii) the maximum liquidation preference of such Disqualified Equity Interests, (g) any obligations of such Subject Person under conditional sales contracts and similar title retention instruments with respect to property acquired, (h) all obligations under any Hedging Agreement, (i) indebtedness owing by a partnership in which such Subject Person is a general partner to the extent of recourse to such Subject Person for the payment of such indebtedness, (j) all indebtedness referred to in clauses (a) through (i) of this definition of another Person secured by any Lien on any property of such Subject Person, whether or not such indebtedness has been assumed, in an amount not to exceed the fair market value of the property of such Subject Person securing such indebtedness, and (k) all Guarantees by such Subject Person of indebtedness referred to in clauses (a) through (i) of this definition of others.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of Borrower under any Loan Document and (b) to the extent not otherwise described in clause (a) of this definition, Other Taxes.

“Indemnitee” has the meaning assigned to such term in Section 8.3(b).

“Investment” means, for any Person: (a) the acquisition (whether for cash, property, services, or securities or otherwise) of bonds, notes, debentures, or Equity Interests or other securities or substantially all the assets of, or any line of business or division of, any other Person, or the acquisition of assets of another Person that constitute a business unit, or any agreement to make any such acquisition (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such sale), whether direct or indirect or in one transaction or series of transactions; (b) the making of any advance, loan or other extension of credit or capital contribution to, any other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such Person); (c) the entering into of any Guarantee or assumption of debt of, or other contingent obligation with respect to, Indebtedness or other liability of any other Person and (without duplication) any amount committed to be advanced, lent or extended to such Person; (d) the entering into of any Hedging Agreement; or (e) the entering into of any joint venture. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested (which, in the case of any Investment constituting the contribution of an asset or property, shall be based on the fair market value of such asset or property at the original time such Investment is made) plus the cost of all additions thereto, without adjustment for subsequent increases or decreases in the value of such Investment (other than adjustments for the repayment of, or the refund of capital with respect to, or the payment of interest or dividends on, the original principal amount of any such Investment).

“Lender” has the meaning set forth in the preamble to this Agreement.

“LIBO Rate” means the rate of interest published in the “Money Rates” section of The Wall Street Journal (or if The Wall Street Journal is not available or does not publish that rate, any other authoritative source of that rate, selected by Lender from time to time for purposes of providing quotations of interest rates applicable to dollar deposits in an amount equal to the Loan in the London interbank market at approximately 11:00 a.m., London time) 2 Business Days prior to the date of such determination, as the rate for dollar deposits with a one month maturity; provided, that the LIBO Rate may be Adjusted from time to time in Lender’s discretion for reserve requirements, deposit insurance assessment rates and other regulatory costs.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, option, levy, execution, attachment, garnishment, hypothecation, assignment for security, deposit arrangement, encumbrance, charge, security interest, or other preferential arrangement in the nature of a security interest of any kind or nature whatsoever, on or of such asset, and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Loan Documents” means, collectively, this Agreement, the Note, the Security Documents, all Borrowing Requests, and all other documents, instruments, certificates, and agreements executed, delivered, or acknowledged by Borrower (other than Organizational Documents and any Bank Product Agreements) in connection with or contemplated by this Agreement.

“Loan to Value Ratio” means, as of any date, the ratio of (a) the sum of the total Revolving Credit Exposures as of such date to (b) the Account Value as of the most recent Determination Date.

“Loans” mean the loans made by Lender to Borrower pursuant to Section 2.1.

“Manager” means 734 Agriculture, LLC, a Delaware limited liability company.

“Margin Stock” means “margin stock” within the meaning of Regulations U and X of the Board.

“Material Adverse Effect” means a material adverse change in, or a material adverse effect upon (a) the business, assets, results of operations, liabilities, financial condition of Borrower, (b) the ability of Borrower to pay the Obligations and to perform any of its obligations under this Agreement or any of the other Loan Documents, (c) the legality, validity, binding effect, or enforceability of this Agreement or any other Loan Document, or (d) the rights and remedies of or benefits available to Lender under this Agreement or any of the other Loan Documents.

“Maximum Rate” has the meaning assigned to such term in Section 8.12.

“Moody’s” means Moody’s Investor Services, Inc.

“Multiemployer Plan” means a multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA to which Borrower or any ERISA Affiliate is bound.

“Net Cash Proceeds” means in connection with any Disposition, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or return of funds held in escrow or otherwise, but only as and when received) of such Disposition, net of reasonable and customary attorneys’ fees, accountants’ fees, sales commissions, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien permitted hereunder on any asset which is the subject of such Disposition (other than any Lien pursuant to a Security Document) and other reasonable and customary fees and expenses actually incurred in connection therewith.

“Note” means the promissory note of Borrower in favor of Lender in substantially the form attached as Exhibit N, as such promissory note may be amended, modified, supplemented, extended, renewed or replaced from time to time.

“Obligations” means (a) all of the obligations, indebtedness and liabilities of Borrower to Lender under this Agreement or any of the other Loan Documents, including principal, interest, fees, prepayment premiums (if any), expenses, reimbursements and indemnification obligations and other amounts, (b) any other obligations, indebtedness and liabilities of Borrower to Lender or any Affiliate of Lender, including principal, interest, fees, prepayment premiums (if any), expenses, reimbursements and indemnification obligations and other amounts, and (c) all of the Bank Product Obligations, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, and expenses that accrue after the commencement by or against Borrower of any proceeding under any Debtor Relief Law, regardless of whether such interest, fees, and expenses are allowed or allowable in whole or in part as a claim in such proceeding.

“OFAC” has the meaning assigned to such term in the definition of “Anti-Terrorism Laws”.

“Ordinary Course of Business” means, in respect of any transaction involving any Person, the ordinary course of such Person’s business, as applicable, undertaken by it in good faith and not for purposes of evading any covenant, condition, or restriction in any Loan Document.

“Organizational Documents” means, with respect to any Person (a) in the case of any corporation, the certificate of incorporation and by-laws (or similar documents) of such Person, (b) in the case of any limited liability company, the certificate or articles of formation and operating agreement (or similar documents) or such Person, (c) in the case of any limited partnership, the certificate of formation and limited partnership agreement (or similar documents) of such Person, (d) in the case of any general partnership, the partnership agreement (or similar document) of such Person, (e) in any other case, the functional equivalent of the foregoing, and (f) any shareholder, voting trust, or similar agreement between or among any holders of Equity Interests of such Person.  The “Organizational Documents” of Borrower shall include (i) the operating agreement in effect as of the date hereof and (ii) the Amended and Restated LLC Agreement.

“Other Connection Taxes” means Taxes imposed as a result of a present or former connection between Lender and the jurisdiction imposing such Tax (other than connections arising from Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing, or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Participant” has the meaning assigned to such term in Section 8.4.

“Permitted Acquisition” means an acquisition by Borrower of any portion of the Equity Interests of any Person; provided (a) Lender shall have received in accordance with the requirements of Section 5.8 all documents reasonably required by Lender to have a first-priority perfected security interest (subject to Permitted Encumbrances) in the Equity Interests acquired in such acquisition, together with all opinions of counsel, certificates, resolutions and other documents required by Section 5.8, in each case in form and substance reasonably acceptable to Lender, (b) such acquisition shall not be hostile, (c) not later than 5 Business Days prior to the anticipated closing date of such acquisition, Borrower shall provide to Lender with its due diligence package, if any regarding the target and such other information as Lender may reasonably request, including a detailed description of Equity Interests to be acquired and copies of any subscription agreements, shareholder and other agreements, or due diligence delivered in connection with the consummation of such acquisition, and (d) Borrower shall have provided to Lender a certificate of a Responsible Officer of Borrower (supported by reasonably detailed calculations) certifying that (i) no Default then exists or would be caused by such acquisition, and (ii) after giving effect to the closing of such acquisition, the Loan to Value Ratio shall be less than or equal to 0.35 to 1.00.

“Permitted Encumbrances” means: (a) Liens for taxes or governmental charges or levies not yet due or being contested in good faith by appropriate proceedings diligently conducted for which adequate reserves determined in accordance with GAAP have been established (and as to which the property subject to such Lien is not yet subject to foreclosure or sale on account thereof); (b) Liens in respect of property imposed by law arising in the Ordinary Course of Business such as materialmen’s, carrier’s, mechanic’s, landlord’s, warehousemen’s, and other like Liens provided that such Liens secure only amounts not more than 30 days past due or are being contested in good faith by appropriate proceedings diligently conducted for which adequate reserves determined in accordance with GAAP have been established (and as to which the property subject to such Lien is not yet subject to foreclosure, sale or loss on account thereof); (c) pledges or deposits made in the Ordinary Course of Business in connection with worker’s compensation insurance, unemployment insurance, pensions or social security or other insurance programs; (d) Liens arising from good faith deposits in connection with or to secure performance of utilities, statutory obligations, leases, and other similar obligations (other than obligations in respect of the payment of borrowed money) in each case incurred in the Ordinary Course of Business; (e) easements, rights-of-way, servitudes, restrictions (including zoning restrictions), minor defects or irregularities in title and other similar charges or encumbrances not, in any material respect, impairing the value of real property or use of such real property for its intended purposes or interfering with the ordinary conduct of business of Borrower; (f) Liens in favor of Broker in respect of commissions, fees, expenses, and other amounts due to Broker in the Ordinary Course of Business in connection with its maintenance or custody of the Eligible Alico Securities; (g) licenses or sublicenses (including as to patents, trademarks, copyrights, and other intellectual property rights), and leases or subleases granted to others, in the Ordinary Course of Business not interfering in any material respect with the business of Borrower and the interest of lessors or sublessors in property subject to an operating lease (including any precautionary UCC financing statements filed in connection with such operating lease); (h) judgment Liens in respect of judgments that do not constitute an Event of Default under clause (l) of Section 7.1 provided the enforcement of such Lien is effectively stayed; (i) Liens solely on any cash earnest money deposits made by Borrower in connection with any letter of intent or purchase agreement with respect to any Permitted Acquisition to the extent otherwise permitted by this Agreement; (j) customary Liens (including the right of set-off) in favor of banking institutions encumbering deposits held by such banking institutions or in favor of collecting banks incurred in the Ordinary Course of Business; (k) Liens in favor of any Affiliate of Lender; and (l) Liens in favor of Lender granted pursuant to Security Documents.

“Permitted Holders” means, collectively, (a) Remy W. Trafelet, (b) The 734 2008 Trust U/T/A October 2, 2008; provided John Cleary has sole voting and investment control over such trust, and (c) George R. Brokaw; in each case together with any trust or trusts established for the benefit of any individual Permitted Holder or the benefit of any family member (including his spouse, descendants, spouses of his descendants, and the estates of any of them) of any individual Permitted Holder; provided such individual Permitted Holder has sole voting and investment control over each such trust.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority, or other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Qualified Equity Interest” means and refers to any Equity Interests issued by Borrower that is not a Disqualified Equity Interest.

“Regulation U” means Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors, attorneys-in-fact, and representatives of such Person and of such Person’s Affiliates.

“Responsible Officer” means the manager, member, Authorized Person (as defined in the Organizational Documents), chief executive officer, president, chief financial officer, principal accounting officer, treasurer, or controller of any Person, or any person duly and validly authorized by such Person to perform any similar function. Any document delivered hereunder that is signed by a Responsible Officer of any Person shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Person and such Responsible Officer shall be presumed to have acted on behalf of such Person.

“Restricted Payment” means, with respect to any Person, any dividend or other distribution (whether in cash, securities, or other property) with respect to any Equity Interest of or issued by such Person, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation, or termination of any Equity Interest of or issued by such Person or any payment of management fees or consulting fees to any holder of Equity Interests of such Person.

“Revolving Credit Availability Period” means the period from and including the Funding Date and ending on the earlier of the Business Day immediately preceding the Revolving Credit Maturity Date and the date of termination of the Commitment pursuant to the terms hereof.

“Revolving Credit Exposure” means the sum of the outstanding principal amount of Loans.

“Revolving Credit Maturity Date” means November 14, 2014.

“S&P” means Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.

“Sanctioned Person” has the meaning assigned to such term in Section 3.15.

“SEC” means the U.S. Securities and Exchange Commission, or its successor.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Security Agreement” means the Pledge and Security Agreement dated as of the Funding Date, by and between Borrower and Lender, in form and substance reasonably acceptable to Lender.

“Security Documents” means, collectively, the Security Agreement, the Control Agreements, and each other agreement, instrument, or document that creates or purports to create a Lien in favor of Lender and all UCC financing statements and fixture filings required by the Security Agreement, or such other agreement, instrument, or document to be filed with respect to the Liens on personal property and fixtures created pursuant thereto and each other security agreement or other document executed and delivered after the Funding Date to secure any of the Obligations.

“Solvent” means, with respect to any Person, that as of the date of determination, (a) the sum of such Person’s debt (including contingent liabilities) does not exceed the present fair saleable value of such Person’s present assets; (b) such Person’s capital is not unreasonably small in relation to its business as contemplated on such date of determination; (c) such Person has not incurred and does not intend to incur, or believe that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (d) such Person is “solvent” within the meaning given that term and similar terms under the Bankruptcy Code and applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, (i) the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5), (ii) “debt” means liability on a “claim,” and (iii) “claim” means any (A) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (B) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

“Synthetic Lease Obligation” means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any Debtor Relief Laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees, or other charges imposed by any Governmental Authority, including any interest, additions to tax, or penalties applicable thereto.

“Transaction Costs” means the fees, costs, and expenses payable by Borrower in connection with the consummation of the Transactions, including any expenses incurred by Manager on behalf of Borrower in connection thereof that are required to be reimbursed by Borrower pursuant to Borrower’s Organizational Documents.

“Transaction Documents” means, collectively, the Alico Acquisition Agreement and the Loan Documents.

“Transactions” means (a) the consummation of the Acquisition and (b) the execution, delivery and performance by Borrower of this Agreement and the other Loan Documents to which Borrower is intended to be a party and the consummation of the transactions contemplated thereby, (c) the borrowing of Loans, (d) the use of the proceeds thereof, (e) the grant by Borrower of the Liens granted by it pursuant to the Security Documents, and (f) the payment of all fees and expenses to be paid on or prior to the Funding Date and owing in connection with the foregoing.

“UCC” means the New York Uniform Commercial Code as adopted in the State of New York; provided, in connection with any Lien granted under any Security Document, if the laws of any other jurisdiction would govern the perfection or enforcement of such Lien, “UCC” means the Uniform Commercial Code as in effect in such jurisdiction with respect to such Lien.

“United States” and “U.S.” mean the United States of America.

“USA Patriot Act” has the meaning assigned to such term in the definition of “Anti-Terrorism Laws”.

1.2                               Interpretation. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)                                 The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (i) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s permitted successors and assigns, (iii) the words “herein”, “hereof”, and “hereunder”, and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) unless otherwise specified, all references in any Loan Document to Sections, Exhibits, and Schedules shall be construed to refer to Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and shall in each case include the rules and regulations promulgated thereunder, (vi) any table of contents, captions and headings are for convenience of reference only and shall not affect the construction of this Agreement or any other Loan Document, and (vii) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts, and contract rights.

(b)                                 In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

1.3                               Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed, and all accounting determinations and computations required under the Loan Documents shall be made, in accordance with GAAP, as in effect from time to time, consistently applied.

2.                                      THE CREDIT

2.1                               The Commitment. Subject to the terms and conditions set forth herein, Lender agrees to make Loans to Borrower from time to time during the Revolving Credit Availability Period in an aggregate principal amount at any time outstanding that will not result in the sum of the total Revolving Credit Exposures exceeding the lesser of (a) the total Commitment and (b) the Borrowing Base as of the most recent Determination Date. Within the foregoing limits and subject to the terms and conditions set forth herein, Borrower may borrow, prepay, and reborrow Loans.

2.2                               Minimum Amounts. Each Borrowing shall be in an aggregate amount of not less than $1,000,000; provided, however, that to the extent Availability is less than $1,000,000 as of the most recent Determination Date, the Borrowing shall be in the amount of the Availability.

2.3                               Requests for Borrowings. To request a Borrowing, Borrower shall notify Lender of such request in writing, which request must be received by Lender not later than 12:00 noon, St. Louis, Missouri time, one Business Day before the date of the proposed Borrowing. Each such Borrowing Request shall be irrevocable and shall be in the form of Exhibit 2.3 and signed by Borrower. Each Borrowing Request shall specify the following information:

(a)                                 the aggregate amount of the requested Borrowing; and

(b)                                 the date of such Borrowing, which shall be a Business Day.

2.4                               Funding of Borrowings. Lender shall make each Loan hereunder on the proposed date thereof available to Borrower by promptly crediting the amount of such Loan, in like funds, to the Designated Account; provided that the Loans made on the Funding Date shall be disbursed in such amounts and to such Persons as may be agreed in writing by Lender and Borrower.

2.5                               Termination and Reduction of the Commitment.

(a)                                 Scheduled Termination. Unless previously terminated in accordance with the terms hereof, the Commitment shall terminate on the Revolving Credit Maturity Date.

(b)                                 Voluntary Termination or Reduction. Borrower may at any time terminate, or from time to time reduce, the Commitment; provided that (i) each reduction of the Commitment pursuant to this Section shall be in an amount that is $5,000,000 or a larger multiple of $1,000,000 in excess thereof and (ii) Borrower shall not terminate or reduce the Commitment if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.7, the sum of the total Revolving Credit Exposures would exceed the total Commitment.

(c)                                  Notice of Voluntary Termination or Reduction. Borrower shall notify Lender of any election to terminate or reduce the Commitment under Section 2.5(b) by no later than 12:00 noon, St. Louis, Missouri time, at least one Business Day prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Each notice delivered by Borrower pursuant to this Section shall be irrevocable; provided that a notice of termination of the Commitment delivered by Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by Borrower (by notice to Lender on or prior to the specified effective date) if such condition is not satisfied.

(d)                                 Effect of Termination or Reduction. Any termination or reduction of the Commitment shall be permanent. All commitment fees accrued on the portion of the Commitment terminated until the effective date of such termination of the Commitment shall be paid on the effective date of such termination.

2.6                               Repayment of Loans; Evidence of Debt.

(a)                                 Repayment. Borrower hereby unconditionally promises to pay the aggregate outstanding principal amount of the Loans to Lender on the Revolving Credit Maturity Date or any earlier date of termination of this Agreement or acceleration of the Loans due hereunder in accordance with the terms hereof.

(b)                                 Maintenance of Loan Accounts by Lender. Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of Borrower to Lender resulting from each Loan made by Lender, including the amounts of principal and interest payable and paid to Lender from time to time hereunder.

(c)                                  Effect of Entries. The entries made in the accounts maintained pursuant to Section 2.6(b) shall be conclusive evidence of the existence and amounts of the obligations recorded therein; provided that the failure of Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of Borrower to repay the Loans in accordance with the terms of this Agreement.

2.7                               Prepayment of Loans.

(a)                                 Optional Prepayments. Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, subject to the requirements of this Section.

(b)                                 Mandatory Prepayments. Borrower shall prepay the Loans as follows:

(i)                                     Sale of Assets. If on any date Borrower shall receive Net Cash Proceeds from any Disposition (other than a Disposition permitted by clauses (b), (f), (g) and (h) of Section 6.4), then Borrower shall prepay the Loans in an amount equal to 100% of the amount of such Net Cash Proceeds, as set forth in Section 2.7(c). The provisions of this Section do not constitute a consent to the consummation of any Disposition not permitted by Section 6.4.

(ii)                                  Insufficient Availability. Until the Revolving Credit Maturity Date, Borrower shall from time to time prepay the Loans in such amounts as shall be necessary so that at all times the aggregate outstanding Revolving Credit Exposures shall not exceed the lesser of (A) the total Commitment and (B) the Borrowing Base as of the most recent Determination Date, such amount to be applied to prepay the Loans as set forth in Section 2.7(c).

(c)                                  Order of Application to Loans. Each optional prepayment of the Loans made under Section 2.7(a) Borrower and each mandatory prepayment of the Loans made under Section 2.7(b) shall be applied to repay the outstanding principal balance of the Loans (without a corresponding reduction in the Commitment unless an Event of Default then exists).

(d)                                 Notices, Etc.

(i)                                     Borrower shall notify Lender in writing of any optional prepayment under Section 2.7(a), not later than 12:00 noon, St. Louis, Missouri time, at least one Business Day before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date, and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Commitment as contemplated by Section 2.5(c), then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.5(c).

(ii)                                  Prior to or concurrently with any prepayment under Section 2.7(b), Borrower shall deliver to Lender a certificate signed by a Responsible Officer of Borrower containing a reasonably detailed calculation of the amount of such prepayment.

(iii)                               Each partial prepayment of any Borrowing shall be in an amount such that the remaining amount outstanding of each Borrowing would be permitted as provided in Section 2.2, except as necessary to apply fully the required amount of a mandatory prepayment under Section 2.7(b) of this Section.

(iv)                              Prepayments shall be accompanied by accrued interest to the extent required by Section 2.9 and shall be made in the manner specified in this Section 2.7.

2.8                               Fees.

(a)                                 Commitment Fee. Borrower agrees to pay to Lender a commitment fee, which shall accrue at a rate per annum of 0.250% on the daily amount equal to the Commitment minus the aggregate amount on the outstanding Loans for each date during the period from and including the Effective Date to but excluding the earlier of the date the Commitment terminates and the Revolving Credit Maturity Date. Accrued commitment fees through and including the last day of each Fiscal Quarter shall be payable on the second Business Day after the end of such Fiscal Quarter and on the earlier of the date the Commitment terminates and the Revolving Credit Maturity Date, commencing on the first such date to occur after the Effective Date. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b)                                 Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds in Dollars, to Lender. Fees paid shall not be refundable under any circumstances.

2.9                               Interest.

(a)                                 Loans. The Loans shall bear interest at a rate per annum equal to the greater of (i) the LIBO Rate plus 2.500%, Adjusted on the first day of each Fiscal Period and (ii) 3.000%.

(b)                                 Default Interest. Borrower shall pay interest on the principal amount of all outstanding Loans and, to the fullest extent permitted by law, the outstanding amount of all interest, fees and other Obligations, at a rate per annum equal to the Default Rate immediately upon the occurrence and during the continuation of any Event of Default.

(c)                                  Payment of Interest. Accrued interest on each Loan shall be payable in arrears on the first day of each Fiscal Period and upon termination of the Commitment (or earlier date of termination of this Agreement or acceleration of the Loans due hereunder pursuant to the terms hereof); provided that (i) interest accrued pursuant to Section 2.9(b) shall be payable on demand and (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Borrower’s obligations under this Section 2.9(c) shall survive the termination of the Commitment and the repayment of all other Obligations hereunder.

(d)                                 Computation. All interest hereunder shall be computed on the basis of a year of 360 days, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Subject to Section 8.12, there is no limit on the amount that a rate of interest subject to Adjustment by Lender may increase at any one time, or in the aggregate. The LIBO Rate shall be determined by Lender, and such determination shall be conclusive absent manifest error.

2.10                        Inability to Determine Rates. If, in connection with any Loan, Lender determines that (a) United States dollar deposits are not being offered to banks in the London interbank market for the applicable amount of such Loan, (b) adequate and reasonable means do not exist for determining the applicable LIBO Rate, (c) any Governmental Authority has made it illegal or imposed material restrictions on the ability of Lender to maintain or fund Loans based upon the LIBO Rate, or (d) the applicable LIBO Rate does not adequately and fairly reflect the cost to Lender of making or maintaining that Loan, Lender will promptly so notify Borrower. Thereafter, the obligation of Lender to make or maintain any Loan bearing interest at the applicable LIBO Rate shall be suspended until Lender revokes such notice, and all Loans which would otherwise bear interest at the applicable LIBO Rate shall accrue interest at that rate, per annum, equal to a rate determined by Lender in Lender’s reasonable discretion.

2.11                        Increased Costs.

(a)                                 Increased Costs Generally. If any Change in Law shall:

(i)                                     impose, modify, or deem applicable any reserve, special deposit, compulsory loan, insurance charge, or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, Lender (except any reserve requirements, deposit insurance assessment rates, or any other regulatory costs reflected in the LIBO Rate);

(ii)                                  subject Lender to any Taxes (other than Indemnified Taxes, Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)                               impose on Lender or the London interbank market any other condition, cost, or expense (other than Taxes) affecting this Agreement or Loans made by Lender;

and the result of any of the foregoing shall be to increase the cost to Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan), or to reduce the amount of any sum received or receivable by Lender hereunder (whether of principal, interest or any other amount) then, upon request of Lender, Borrower will pay to Lender such additional amount or amounts as will compensate Lender for such additional costs incurred or reduction suffered.

(b)                                 Capital Requirements. If Lender determines that any Change in Law (except any reserve requirements, deposit insurance assessment rates, or any other regulatory costs reflected in the LIBO Rate) affecting Lender or any lending office of Lender or Lender’s holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on Lender’s capital or on the capital of Lender’s holding company, if any, as a consequence of this Agreement, the Commitment of Lender or the Loans made by Lender to a level below that which Lender or Lender’s holding company could have achieved but for such Change in Law (taking into consideration Lender’s policies and the policies of Lender’s holding company with respect to capital adequacy or liquidity), then from time to time

Borrower will pay to Lender such additional amount or amounts as will compensate Lender or Lender’s holding company for any such reduction suffered.

(c)                                  Certificates for Reimbursement. A certificate of Lender setting forth the amount or amounts necessary to compensate Lender or its holding company, as the case may be, as specified in Sections 2.11(a) or 2.11(b) and delivered to Borrower shall be conclusive absent manifest error. Borrower shall pay Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)                                 Delay in Requests. Failure or delay on the part of Lender to demand compensation pursuant to this Section shall not constitute a waiver of Lender’s right to demand such compensation, provided that Borrower shall not be required to compensate Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that Lender notifies Borrower of the Change in Law giving rise to such increased costs or reductions and of Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

2.12                        Taxes.

(a)                                 Defined Terms. For purposes of this Section 2.12, the term “applicable law” includes FATCA.

(b)                                 Payments Free of Taxes. Any and all payments by or on account of any obligation of Borrower under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of Borrower) requires the deduction or withholding of any Tax from any such payment by Borrower, then Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c)                                  Payment of Other Taxes by Borrower. Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of Lender timely reimburse it for the payment of, any Other Taxes.

(d)                                 Indemnification by Borrower. Borrower shall indemnify Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by Lender or required to be withheld or deducted from a payment to Lender and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to Borrower by Lender shall be conclusive absent manifest error.

(e)                                  Evidence of Payments. As soon as practicable after any payment of Taxes by Borrower to a Governmental Authority pursuant to this Section 2.12(e), Borrower shall deliver to Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Lender.

(f)                                   Status of Lender. To the extent Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document, Lender shall deliver to Borrower, at the time or times reasonably requested by Borrower, such properly completed and executed documentation reasonably requested by Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, Lender, if reasonably requested by Borrower, shall deliver such other documentation prescribed by applicable law or reasonably requested by Borrower as will enable Borrower to determine whether or not Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution, and submission of such documentation shall not be required if in Lender’s reasonable judgment such completion, execution, or submission would subject Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of Lender.

(g)                                  Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.12 (including by the payment of additional amounts pursuant to this Section 2.12), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.12 (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 2.12, in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.12 the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld, or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 2.12 shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h)                                 Survival. Each party’s obligations under this Section 2.12 shall survive any assignment of rights by Lender, the termination of the Commitment and the repayment, satisfaction or discharge of all obligations under any Loan Document.

2.13                        Payments Generally

(a)                                 Payments by Borrower. Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or under Section 8.3 or otherwise) or under any other Loan Document (except to the extent otherwise provided therein) prior to 2:00 p.m., St. Louis, Missouri time, on the date when due, in immediately available funds, without condition or deduction for any counterclaim, defense, recoupment or set-off. Any amounts received after such time on any date may, in the discretion of Lender, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to Lender at such account as Lender may designate to Borrower in writing from time to time. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder or under any other Loan Document shall be made in Dollars.

(b)                                 Application of Insufficient Payments. If at any time insufficient funds are received by and available to Lender to pay fully all amounts of principal, interest, and fees then due hereunder, such funds shall be applied first, to pay interest and fees then due hereunder, in accordance with the amounts of interest and fees then due, and second, to pay principal of the Loans then due.

2.14                        Note. The Loans shall be evidenced by the Note. The execution and delivery by Borrower of the Note shall not limit, reduce or otherwise affect the obligations of Borrower under this Agreement, and the rights and claims of Lender under the Note shall not replace or supersede the rights and claims of Lender hereunder. Lender may exercise its rights, remedies and claims under the Note independently from Lender’s rights, remedies and claims hereunder. Payment by Borrower of any amount owing under the Note or this Agreement shall discharge the liability of Borrower with respect to the paid amount owing under this Agreement and the Note evidencing the Loans, respectively, without duplication. In the event that any conflict arises between the provisions of this Agreement and the terms of the Note as to the amounts payable hereunder and thereunder (including, without limitation, the interest rate applicable to the Loans), the provisions of this Agreement shall be deemed to prevail.

3.                                      REPRESENTATIONS AND WARRANTIES

In order to induce Lender to enter into this Agreement, Borrower represents and warrants to Lender, (a) with respect to representations and warranties that by their terms are made on or as of the Funding Date, on the Funding Date, and (b) with respect to all other representations and warranties, on the Effective Date and on the date of each Credit Extension, that the following statements are true and correct:

3.1                               Corporate Existence. Borrower (a) is duly organized or formed, validly existing, and in good standing under the laws of the jurisdiction of its organization or formation, (b) has the requisite corporate power and authority, and the legal right, to own and operate its properties, to lease the property it operates as lessee and to conduct the business in which it is currently engaged and intends to engage in upon the consummation of the Transactions, (c) is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect, and (d) maintains all material franchises, licenses, leases, permits, and approvals necessary in the normal conduct of its business.

3.2                               Corporate Power; Authorization; Enforceable Obligations. Borrower has the power (corporate or otherwise) and authority, and the legal right, to execute, deliver and perform the Transaction Documents to which it is a party and to borrow hereunder. Borrower has taken all necessary corporate or other action to authorize the Transactions and the execution, delivery and performance of the Transaction Documents to which it is a party and to authorize the borrowings on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to, registration with or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the Transactions, the borrowings hereunder or the execution, delivery, performance, legality, validity, or enforceability of this Agreement or any of the other Transaction Documents except (a) consents, authorizations, filings and notices which have been obtained or made and are in full force and effect and (b) the filings and recordings to perfect Liens under the Security Documents. Each Transaction Document to which Borrower is a party has been duly executed and delivered on behalf of Borrower. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid, and binding obligation of each Borrower, enforceable against Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws affecting creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

3.3                               No Conflicts. The execution, delivery, and performance of this Agreement and the other Transaction Documents by Borrower, the borrowings hereunder and the use of the proceeds thereof will not (a) contravene the terms of the Organizational Documents of Borrower, (b) violate (i) any law, treaty, rule, or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon Borrower or any of its property or to which Borrower or any of its property is subject, or (ii) any other material agreement, instrument, or other undertaking to which Borrower is a party or by which it or any of its property is bound, and (c) will not result in, or require, the creation or imposition of any Lien on Borrower’s properties or revenues (other than the Liens created by the Security Documents).

3.4                               Financial Condition; No Material Adverse Change

(a)                                 Financial Condition. On the Funding Date, Borrower has no Indebtedness or other liabilities (direct or contingent) including liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments, in each case required in accordance with GAAP to be referred to or reflected or provided for in its balance sheet, except for Indebtedness permitted under this Agreement.

(b)                                 No Material Adverse Change. Since the Effective Date, there has been no development or event that either individually or in the aggregate has had or would reasonably be expected to have or cause a Material Adverse Effect.

3.5                               Properties.

(a)                                  Property Generally. Borrower has good and marketable title to all of its assets material to its business. All such assets are free and clear of Liens except for Permitted Encumbrances.

(b)                                 Intellectual Property. Borrower owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property necessary to the conduct of its business as currently conducted, and, to its knowledge, the use thereof by Borrower does not infringe upon the rights of any other Person.

3.6                               Litigation. There are no actions, suits, investigations, or proceedings by or before any arbitrator or Governmental Authority now pending against or, to the knowledge of Borrower, threatened against Borrower that (a) involve any of the Transaction Documents or any of the Transactions contemplated hereby or thereby, or (b) would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

3.7                               Compliance with Laws and Agreements. Borrower is in compliance with all laws, regulations, orders, writs, injunctions, and decrees of any Governmental Authority applicable to it or its property (including all Environmental Laws) and all indentures, agreements and other instruments binding upon it or its property, except where the failure to be in compliance, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

3.8                               Investment Company Status. Borrower is not an “investment company” or a company “controlled” by an “investment company”, as defined in, or subject to regulation under, the Investment Company Act of 1940 (the “Investment Company Act”). Borrower is not subject to regulation under any other federal or state statute or regulation that limits its ability to incur Indebtedness or that otherwise renders all or any portion of the Obligations unenforceable.

3.9                               Taxes. Borrower has timely filed or caused to be filed all federal and all material state, local and non-U.S. Tax returns and reports required to have been filed and has paid or caused to be paid all Taxes shown therein to be due (including interest and penalties) and has paid all other material Taxes, except (a) Taxes that are being contested in good faith by appropriate proceedings diligently conducted and for which Borrower has set aside on its books adequate reserves in accordance with the GAAP or (b) Taxes which are not yet delinquent. There is no tax assessment proposed in writing, or to the knowledge of Borrower, threatened, against Borrower that would, if made, be reasonably expected to have a Material Adverse Effect. Borrower is not party to any tax sharing agreement.

3.10                        ERISA. Borrower is not party to or bound to any Plan or Multiemployer Plan.

3.11                        Disclosure. All information furnished by or on behalf of Borrower (including information furnished by any of the Permitted Holders) to Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement and the other Loan Documents or delivered hereunder or thereunder (as modified or supplemented by other information so furnished) is, when furnished and taken as a whole, complete and correct in all material respects and does not or will not, when furnished and taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.12                        Use of Credit. Borrower is not in violation of Section 7 of the Exchange Act and any margin regulations and its operations and the Loans and other Transactions contemplated by this Agreement will not violate Section 7 of the Exchange Act and any margin regulations. No part of the proceeds of any extension of credit hereunder will be used to buy or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock in violation of Regulation U.

3.13                        Capitalization

(a)                                  Authorized and Outstanding Equity Interests. Set forth on Schedule 3.13 is a complete and accurate list of each class of Equity Interests of Borrower authorized, and the number outstanding, on the Funding Date. All such shares are fully paid. As of the Funding Date, the percentage of such issued and outstanding Equity Interests of Borrower is owned beneficially and of record by the Persons indicated in a certificate of a Responsible Officer of Borrower provided by Borrower to Lender on or prior to the Funding Date.

(b)                                 Equity Rights. There are no outstanding options, warrants, calls or other obligations of Borrower to repurchase, redeem, or otherwise acquire any shares of Equity Interests of Borrower nor are there any outstanding obligations of Borrower to make payments to any Person, such as “phantom stock” payments, where the amount thereof is calculated with reference to the fair market value or equity value of Borrower.

3.14                        Investments. Set forth on Schedule 3.14 is a complete and correct list of all Equity Interests in any other Persons held by Borrower on the Funding Date and, for each such Investment, the percentage of Borrower’s ownership interest in the Person subject to such Investment.

3.15                        OFAC Representations.

(a)                                  Borrower is not in violation of any Anti-Terrorism Laws.

(b)                                 Borrower is not any of the following (each such Person, a “Sanctioned Person”):

(i)                                     a Person that is listed in the annex to, or is otherwise subject in the prohibitions contained in, the Executive Order or the OFAC regulations;

(ii)                                  a Person owned or controlled by, or acting for or on the behalf of, any Person that is listed in the annex to, or is otherwise subject to the prohibitions contained in, the Executive Order or the OFAC regulations;

(iii)                              a Person with which Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;

(iv)                              a Person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order or the OFAC regulations; or

(v)                                 a Person that is (i) named on the most current list of “Specially Designated Nationals and Blocked Persons” published by OFAC at its official website or any replacement website or other replacement official publication list or (ii) similarly designated in any comparable list published by any Governmental Authority of the European Union, or the Netherlands.

(c)                                  Borrower does not (i) conduct any business or engage in making or receiving any contribution of funds, goods or services to or for the benefit of any Sanctioned Person, (ii) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order or the OFAC regulations, or (iii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

(d)                                 No part of the proceeds of the Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

3.16                        Insurance. The properties of Borrower are insured with financially sound and reputable insurance companies not Affiliates of Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where Borrower operates. Borrower has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers.

3.17                        Labor Matters, Etc. Borrower is not a party to or bound by any collective bargaining agreement. There are no strikes, lockouts, work stoppages or other labor disputes against Borrower, or, to the best of Borrower’s knowledge, threatened against Borrower, which would reasonably be expected to result in a Material Adverse Effect.

3.18                        Solvency. Borrower is, and will be after giving effect to the Transactions, Solvent.

3.19                        No Burdensome Restriction. Borrower is not a party to or bound by any provision of any security issued by Borrower or of any agreement, instrument or other undertaking to which Borrower is a party or by which it or any of its property is bound, or subject to any restriction in its Organizational Documents or any applicable law or regulation of any Governmental Authority, which would reasonably be expected to have a Material Adverse Effect.

3.20                        Security Documents. The provisions of the Security Documents are or upon execution will be effective to create in favor of Lender a legal, valid, and enforceable first-priority Lien (subject only to Permitted Encumbrances) on all right, title and interest of Borrower in the Collateral described therein. Except for filings completed on or prior to the Funding Date and as contemplated hereby and by the Security Documents, no filing or other action will be necessary to perfect or protect such Lien.

4.                                      CONDITIONS PRECEDENT

4.1                               Effective Date. This Agreement shall not become effective until the date on which each of the following conditions has been satisfied or Lender has received each of the following, as applicable, in each case reasonably satisfactory to Lender in form and substance:

(a)                                  Executed Counterparts. From each party thereto, a counterpart of this Agreement, the Note, and the other Loan Documents to be executed and delivered as of the Effective Date, signed and delivered on behalf of such party.

(b)                                 Corporate Documents. Such documents and certificates as Lender may reasonably request relating to the organization, existence and good standing of Borrower, the authorization of the Transactions, the identity, authority and capacity of each Responsible Officer authorized to act on behalf of Borrower in connection with the Loan Documents and any other legal matters relating to Borrower, this Agreement, the other Loan Documents or the Transactions.

(c)                                  Amended and Restated LLC Agreement. An unsigned version of the Amended and Restated LLC Agreement and a certificate of a Responsible Officer of Borrower listing the Equity Investors, each of which shall sign the Amended and Restated LLC Agreement on or prior to the Funding Date.

(d)                                 Officer’s Certificate. A certificate of a Responsible Officer of Borrower, dated the Effective Date, certifying either (i) that all authorizations or approvals of any Governmental Authority, if any, and approvals or consents of any other Person, if any, required in connection with (x) the execution, delivery and performance by Borrower of this Agreement and the other Loan Documents to be executed and delivered as of the Effective Date to which Borrower is intended to be a party and the consummation of the transactions contemplated thereby or (y) the payment of all fees and expenses to be paid on or prior to the Effective Date shall have been obtained, or (ii) that no such authorizations, approvals, and consents are so required.

(e)                                  Agent Authorization and Bank Account Designation Form. A fully executed Agent Authorization and Bank Account Designation Form dated as of the Effective Date.

(f)                                    Fees. Borrower shall have paid all accrued fees and expenses of Lender required to be paid on the Effective Date, including (i) an application fee in the amount of $50,000 payable to Lender, and (ii) a closing fee in the amount of $100,000 payable to Lender.

(g)                                 Due Diligence. Completion to the satisfaction of Lender of such investigations, reviews, and audits with respect to Borrower and its operations and the Collateral as Lender may deem appropriate. The ownership, capital, corporate, tax, organizational and legal structure of Borrower on the Effective Date shall be reasonably satisfactory to Lender.

(h)                                 Know Your Customer Requirements. All documents, certificates, and other information requested by Lender pursuant to Section 8.13.

(i)                                     Absence of Additional Information. Lender shall not have become aware of any information or other matter with respect to Borrower, or any of the Transactions which in Lender’s judgment is inconsistent, in a material adverse manner, with any such information or other matter disclosed to or reviewed by Lender prior to the Effective Date, which could reasonably be expected to have had a materially adverse effect on the interests and credit decision of Lender.

(j)                                     Material Adverse Effect. There shall not have occurred any change, development, or event that has or could reasonably be expected to have a Material Adverse Effect.

(k)                                  Other Documents. Such other assurances, certificates, documents consents, or opinions as Lender may reasonably request.

Lender shall notify Borrower of the Effective Date, and such notice shall be conclusive and binding.

4.2                               Initial Borrowing. The obligation of Lender to make Loans hereunder on the Funding Date is subject to the satisfaction of each of the following conditions or receipt by Lender of each of the following, as applicable, in each case reasonably satisfactory to Lender in form and substance:

(a)                                  Security Documents. The Security Agreement, duly executed and delivered by Borrower and Lender, and the results, dated as of a recent date prior to the Funding Date, of searches conducted in the UCC filing records in the governmental office in the jurisdiction in which Borrower is organized, which shall have revealed no Liens with respect to any of the Collateral except Permitted Encumbrances or Liens as to which Lender shall have received (and is authorized to file) termination statements or documents (Form UCC-3 or such other termination statements or documents as shall be required by applicable law) fully executed for filing. In addition, Lender shall have received evidence that all filings, registrations and recordings have been made in the appropriate governmental offices, and all other action has been taken, that Lender deems necessary or desirable in order to create, in favor of Lender, a perfected first-priority Lien on the Collateral described in the Security Agreement, subject to no other Liens except for Permitted Encumbrances, including the receipt of a fully executed Control Agreement with the Broker and such other fully executed Control Agreements as required hereby. Without limiting the foregoing, Borrower shall deliver: (y) promissory notes, if any, evidencing all Indebtedness owed to Borrower as of the Funding Date after giving effect to the Transactions and instruments of transfer, endorsed in blank, with respect to such promissory notes; and (z) all documentation, including UCC financing statements, required by law or reasonably requested by Lender to be filed, registered or recorded to create or perfect the Liens intended to be created under the Security Agreement.

(b)                                 Opinions of Counsel to Borrower. Favorable written opinions (addressed to Lender and dated the Funding Date) of counsel to Borrower (including opinions regarding the laws of the states of New York and Delaware, Regulation U, and the Investment Company Act) regarding the Loan Documents, the Transactions and such other matters as Lender shall reasonably request.

(c)                                  Amended and Restated LLC Agreement. The Amended and Restated LLC Agreement, in form and substance identical (other than corrections of typographical or similar ministerial errors or other de minimis modifications) to the unsigned Amended and Restated LLC Agreement delivered to Lender on the Effective Date or otherwise approved by Lender, shall have been duly executed and delivered by Manager and the other Equity Investors on or prior to the earlier of (i) the Funding Date and (ii) the date that is 5 Business Days after the Effective Date.

(d)                                 Officer’s Certificate. A certificate of a Responsible Officer of Borrower, dated the Funding Date, certifying (i) the owners of the Equity Interests of Borrower as of the Funding Date and the percentage of the issued and outstanding Equity Interests of Borrower owned by each such Person as of the Funding Date, (ii) that, after giving pro forma effect to the Transactions and the Loans to be outstanding on the Funding Date, the Loan to Value Ratio shall not exceed 0.25 to 1.00, and (iii) compliance with the conditions set forth in clauses (a), (b), and (c) of Section 4.3.

(e)                                  Borrowing Base Certificate. A Borrowing Base Certificate dated as of the Business Day immediately preceding the Funding Date giving pro forma effect to the Transactions and the Loans to be outstanding on the Funding Date.

(f)                                    Fees. Evidence that Borrower shall have paid all accrued fees and expenses of Lender required to be paid on the Funding Date, including the estimated fees, charges and disbursements of Greenberg Traurig, LLP, special New York counsel to Lender, in connection with the negotiation, preparation, execution and delivery of the Loan Documents (directly to such counsel if requested by Lender) as provided to Borrower prior to or on the Funding Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by Lender through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between Borrower and Lender).

(g)                                 Equity Contribution. Evidence that Borrower shall have received the proceeds of the Equity Contribution in cash, which evidence may include confirmation (or similar documentation) of wire transfers to a Deposit Account owned by the Escrow Agent, in which the Escrow Agent shall hold the Equity Contribution on behalf of Borrower until such funds are paid out in connection with consummation of the Acquisition.

(h)                                 Consummation of the Acquisition. Evidence that the Acquisition shall have been (or shall be simultaneously with the initial funding of the Loans hereunder) consummated in accordance with the terms of the Alico Acquisition Agreement and in accordance with all applicable requirements of law, and no conditions precedent or other terms or conditions material to the interest of Lender shall have been waived or amended other than with the consent of Lender (such consent not to be unreasonably withheld or delayed), and Lender shall have received a certificate of a Responsible Officer of Borrower to such effect and to the effect that attached thereto are true and complete copies of the material documents delivered in connection with the closing of the Acquisition pursuant to the Alico Acquisition Agreement.

(i)                                     Lien Release. Evidence that all conditions to the release of Liens on the Alico Securities (including the payment of any Indebtedness) under the Alico Seller Credit Facilities shall have been (or shall be simultaneously) satisfied and that all such Liens shall have been released (or arrangements for such release satisfactory to Lender shall have been made).

(j)                                     Direction Letter. Evidence that Computershare Inc. shall have received a direction letter duly executed and delivered by Borrower with respect to the processing and delivery to Broker of stock certificates representing the Alico Securities purchased on the Funding Date pursuant to the Alico Acquisition Agreement.

(k)                                  Margin Stock. A completed Form FR U-1 referred to in Regulation U, duly executed and delivered by Borrower and Lender, giving pro forma effect to the Transactions and the Loans to be outstanding on the Funding Date.

The initial Borrowing shall be deemed to constitute a representation and warranty by Borrower on the date thereof as to the matters specified in this Section 4.2.

4.3                               Each Credit Event. The obligation of Lender to make a Credit Extension hereunder (including the initial Borrowing hereunder), is subject to the satisfaction of the following conditions:

(a)                                  the representations and warranties of Borrower set forth in this Agreement and of the other Loan Documents to which it is a party, shall be true and correct in all material respects (unless any such representation or warranty is qualified as to materiality or Material Adverse Effect, in which case such representation and warranty shall be true and correct in all respects) on and as of the date of such Credit Extension, both before and immediately after giving effect thereto, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 4.3 and after the delivery of any statements furnished pursuant to Section 5.1(a), the representations and warranties contained in Section 3.4(a) shall be deemed to refer to the most recent statements furnished pursuant to Section 5.1(a);

(b)                                 at the time of and immediately after giving effect to such Credit Extension, no Default shall have occurred and be continuing;

(c)                                  at the time of and immediately after giving effect to such Credit Extension, the total Revolving Credit Exposures shall not exceed the lesser of the total Commitment and the Borrowing Base as of the most recent Determination Date; and

(d)                                 Lender shall have received a Borrowing Request in accordance with the requirements of this Agreement.

Borrower shall be deemed to make a representation and warranty to Lender on the date of each Credit Extension hereunder as to the matters specified in clauses (a), (b), and (c) of this Section 4.3.

5.                                      AFFIRMATIVE COVENANTS

Borrower hereby covenants and agrees with Lender that it shall perform and observe each of the following covenants:

5.1                               Financial Statements and Other Information. Borrower shall deliver to Lender:

(a)                                  as soon as available and in any event within 120 days after the end of each Fiscal Year, (i) the audited balance sheet and related statements of operations, stockholders’ equity and cash flows of Borrower as of the end of and for such year, setting forth in each case, commencing with the Fiscal Year ending December 31, 2014, in comparative form the figures for the previous Fiscal Year and reported on by independent public accountants of recognized national standing reasonably acceptable to Lender (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such financial statements present fairly the financial condition and results of operations of Borrower in accordance with GAAP consistently applied, and (ii) a certification of a Responsible Officer of Borrower that such financial statements present fairly the financial condition and results of operations of Borrower in accordance with GAAP consistently applied; provided the Financial Statements delivered for the Fiscal Year ending December 31, 2013 need not be audited or reported on by accountants;

(b)                                 concurrently with any delivery of financial statements under clause (a) of this Section, a certificate in substantially the form of Exhibit 5.1 of a Responsible Officer of Borrower (a “Compliance Certificate”) (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, and (ii) stating whether any change in GAAP or in the application thereof that has an impact on the financial statements of Borrower since the Effective Date and, if any such change has occurred that has not been disclosed in a Compliance Certificate previously delivered, specifying the effect of such change on the financial statements accompanying such certificate;

(c)                                  as soon as available and in any event within 5 days after the end of each month, a Borrowing Base Certificate prepared as of the last day of such month together with copies of the most recent statements prepared by the Broker of all securities accounts of Borrower containing any Eligible Alico Securities;

(d)                                 promptly after any request by Lender, copies of any detailed audit reports, management letters, or recommendations submitted to the Board of Directors (or the audit committee of the Board of Directors) of Borrower by independent accountants in connection with the accounts or books of Borrower, or any audit of any of them; and

(e)                                  promptly following any request therefor, such other information and reports regarding the operations, business, affairs, legal or corporate affairs, and financial condition of Borrower (including with respect to the Collateral), or compliance with the terms of this Agreement and the other Loan Documents, as Lender may reasonably request.

To the extent delivery of any of the documents referred to above shall come due on a day other than a Business Day, delivery of such documents shall be required (notwithstanding the provisions above) to be made on the next following Business Day.

5.2                               Notices of Material Events. Borrower shall deliver to Lender prompt written notice of the following:

(a)                                  the occurrence of any Default;

(b)                                 filing or commencement of, or any material development in, any action, suit or proceeding by or before any arbitrator or Governmental Authority against Borrower that (i) involves any Loan Document or the Transactions, or involves an amount in controversy in excess of $100,000, or (ii) if adversely determined, would reasonably be expected to result in a Material Adverse Effect;

(c)                                  the assertion of any claim pursuant to applicable Environmental Law, including alleged violations of or non-compliance with permits, licenses or other authorizations issued pursuant to applicable Environmental Law by any Person against, or with respect to the activities of, Borrower that would (either individually or in the aggregate) reasonably be expected to result in an Environmental Liability in excess of $100,000;

(d)                                 any labor controversy resulting in or threatening to result in any strike, work stoppage, boycott, shutdown or other material labor disruption against or involving Borrower which would reasonably be expected to result in a Material Adverse Effect;

(e)                                  the occurrence of any event or transaction for which Borrower is required to make a mandatory prepayment pursuant to Section 2.7;

(f)                                    any change in accounting policies or financial reporting practices by Borrower; and

(g)                                 any other development that results in, or would reasonably be expected to result in, a Material Adverse Effect or a material impairment of the market value of Alico Securities.

Each notice delivered under this Section shall be accompanied by a statement of a Responsible Officer of Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

5.3                               Existence; Conduct of Business. Borrower shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, the rights, licenses, permits, privileges and franchises material to the conduct of its business.

5.4                               Payment of Obligations. Borrower shall pay its obligations, including Tax liabilities, before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) Borrower has set aside on its books adequate reserves with respect thereto in accordance with GAAP, and (c) the failure to make payment pending such contest would not reasonably be expected to result in a Material Adverse Effect.

5.5                               Maintenance of Properties; Insurance. Borrower shall (a) maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted and (b) maintain, with financially sound and reputable insurance companies, insurance in such amounts and against such risks as are customarily maintained by similarly sized companies engaged in the same or similar businesses operating in the same or similar locations. Borrower will furnish to Lender, upon request of Lender, information in reasonable detail as to the insurance so maintained.

5.6                               Books and Records; Inspection Rights. Borrower shall keep proper books of record and account in which full, true, and correct entries in accordance with GAAP are made of all dealings and transactions in relation to its business and activities. Borrower shall permit any representatives (including consultants, auditors, accounts, and advisors) designated by Lender, upon reasonable prior notice if no Event of Default then exists, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its employees, officers, management and independent accountants, all at such reasonable times and as often as reasonably requested.

5.7                               Compliance with Laws. Borrower shall comply with all laws, rules, regulations, and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

5.8                               Further Assurances. Subject to the terms of the Security Agreement, Borrower shall execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements and other documents), which may be required under any applicable law, or which Lender may reasonably request, to effectuate the transactions contemplated by the Loan Documents or to grant, preserve, protect or perfect the Liens created or intended to be created by the Security Documents or the validity or priority of any such Lien, all at the expense of Borrower.

5.9                               Cash Management Systems. Borrower shall cause each of its Deposit Accounts (other than (a) any Deposit Account that is a zero balance account, (b) any Deposit Account that, together with all other Deposit Accounts that are not subject to a Control Agreement, have an aggregate balance of less than $50,000, and (c) any Deposit Account that is a payroll, withholding tax, or tax trust or fiduciary account, so long as Borrower and its Subsidiaries do not deposit or maintain funds in such payroll accounts or tax accounts in excess of amounts necessary to satisfy current payroll liabilities, payroll taxes or other wage and benefit payments) to be subject to a Control Agreement.

5.10                        Capital Call. Borrower shall (or shall cause Manager to) declare a Capital Call upon the occurrence of, and sufficient to cure, any Event of Default described in clauses (a) or (b) of Section 7.1.

5.11                        Margin Stock. Borrower shall do or cause to be done all things (a) necessary to ensure that the Loans and Transactions contemplated by this Agreement and the other Loan Documents shall be in compliance with Regulation U in all respects and (b) otherwise requested by Lender to comply with Section 7 of the Exchange Act and the margin regulations, including in connection with any purchase constituting Margin Stock under Regulation U, delivering a completed Form FR U-1 referred to in Regulation U, duly executed by Borrower, giving pro forma effect to such purchase and the Loans to be outstanding immediately after such purchase.

6.                                      NEGATIVE COVENANTS

Borrower hereby covenants and agrees with Lender that it shall perform and observe each of the following covenants:

6.1                               Indebtedness. Borrower shall not create, incur, assume, or permit to exist any Indebtedness, except:

(a)                                 Indebtedness evidenced by this Agreement and the other Loan Documents;

(b)                                 Indebtedness to Lender or any of its Affiliates;

(c)                                  Indebtedness incurred in the Ordinary Course of Business in connection with Cash Management Services; and

(d)                                 endorsements of instruments or other payment items for deposit.

6.2                               Liens. Borrower shall not create, incur, assume, or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, except for Permitted Encumbrances.

6.3                               Fundamental Changes; Lines of Business.

(a)                                 Borrower shall not merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets (in each case, whether now owned or hereafter acquired), or liquidate, wind up, or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing, Borrower may sell, transfer, lease or otherwise dispose of its assets as permitted pursuant to Section 6.4.

(b)                                 Borrower shall not engage in any business other than the business of owning the Alico Securities and purchasing and owning other Equity Interests and taking actions reasonably related thereto.

6.4                               Dispositions. Borrower shall not make any Disposition, except:

(a)                                 Dispositions of equipment that is substantially worn, damaged, or obsolete in the Ordinary Course of Business;

(b)                                 Dispositions of cash and Cash Equivalents in the Ordinary Course of Business;

(c)                                  Dispositions of Equity Interests of any Person (other than Borrower or the Alico Securities) in the Ordinary Course of Business;

(d)                                 Dispositions of the Alico Securities solely to the extent that prior to any such Disposition, Borrower shall have provided to Lender a certificate of a Responsible Officer of Borrower (supported by reasonably detailed calculations) certifying that (i) no Default then exists or would be caused by such Disposition, (ii) such Disposition is for no less than the fair market value of the Alico Securities, as of the most recent Determination Date, subject to such Disposition, and (iii) after giving effect to such Disposition, (x) the Loan to Value Ratio shall be less than or equal to 0.35 to 1.00 and (y) Borrower shall not be an “investment company” or a company “controlled” by an “investment company”, as defined in, or subject to regulation under, the Investment Company Act;

(e)                                  sales or exchanges of specific items of equipment solely to replace such equipment with replacement equipment of substantially equivalent or greater value;

(f)                                   Equity Issuances by Borrower (other than any issuance of Disqualified Equity Interests) so long as no Change of Control occurs;

(g)                                  the making of Restricted Payments that are expressly permitted to be made pursuant to this Agreement; and

(h)                                 the granting of Permitted Encumbrances.

6.5                               Investments. Borrower shall not make, or permit to remain outstanding, any Investments except:

(a)                                 Investments outstanding on the Effective Date and identified on Schedule 3.14;

(b)                                 Investments in the Alico Securities made pursuant to the Alico Acquisition Agreement;

(c)                                  Investments in cash and Cash Equivalents that are, to the extent required hereunder, subject to the Security Agreement and Control Agreements in favor of Lender;

(d)                                 Investments consisting of deposits that constitute Permitted Encumbrances pursuant to clauses (c) and (d) thereof;

(e)                                  Investments constituting deposits made by Borrower in connection with the purchase price of goods or services, in each case in the Ordinary Course of Business; and

(f)                                   the consummation of Permitted Acquisitions.

6.6                               Restricted Payments. Borrower shall not declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except to the extent that prior to any such Restricted Payment, Borrower shall have provided to Lender a certificate of a Responsible Officer of Borrower (supported by reasonably detailed calculations) certifying that (i) no Default then exists or would be caused by such Restricted Payment and (ii) after giving effect to such Restricted Payment, the Loan to Value Ratio shall be less than or equal to 0.35 to 1.00.

6.7                               Transactions with Affiliates. Borrower shall not sell, lease or otherwise transfer any assets to, or purchase, lease or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) in the case of transactions with any of its Affiliates other than Alico, transactions in the Ordinary Course of Business at prices and on terms and conditions that are fair and reasonable and not less favorable to Borrower than could be obtained on an arm’s length basis from unrelated third parties, and fully disclosed in writing to Lender, (b) in the case of transactions with Alico, transactions at prices and on terms and conditions that are fair and reasonable and not less favorable to Borrower than could be obtained on an arm’s length basis from unrelated third parties, and fully disclosed in writing to Lender, (c) any Restricted Payments permitted by Section 6.6, (d) so long as all approvals required under Borrower’s Organizational Documents and applicable Law have been obtained, an indemnity provided for the benefit of officers and directors (or comparable managers), (e) so long as all approvals required under Borrower’s Organizational Documents and applicable Law have been obtained, the payment of reasonable compensation to employees and officers of Borrower in the Ordinary Course of Business, and (f) transactions with Affiliates required by the provisions of Borrower’s Organizational Documents, including reimbursement of Manager’s expenses and the repurchase of Equity Interests of Borrower from its Affiliates, in each case on the terms and conditions set forth in Borrower’s Organizational Documents.

6.8                               Restrictive Agreements. Borrower shall not directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon the ability of Borrower to create, incur or permit to exist any Lien upon, any of its assets; provided that:

(a)                                 the foregoing shall not apply to restrictions and conditions imposed by law or by this Agreement; and

(b)                                 this Section shall not apply to customary provisions in leases, licenses and other contracts entered into in the Ordinary Course of Business restricting the assignment thereof, or the transfer of or creation of Liens on assets subject thereto.

6.9                               Modifications of Certain Documents. Borrower shall not amend, modify, supplement or waive, or consent to any modification, supplement, or waiver of any of the provisions of its Organizational Documents without the prior written consent of Lender, which consent may be withheld in Lender’s sole discretion, other than modifications that are not adverse to Lender and do not in any way limit, impair, or adversely affect Borrower’s ability to pay its Obligations under the Loan Documents or Borrower’s rights to require the holders of its Equity Interests to make capital contributions to Borrower or otherwise limit, impair, or adversely affect the creation, perfection or priority of any Lien granted by Borrower pursuant to any Loan Document the ability of Borrower to perform its other non-payment obligations under any Loan Document, or the ability of Lender to enforce any rights or remedies under any Loan Document.

6.10                        Accounting Changes. Borrower shall not (a) make any material change in accounting treatment or reporting practices, except as required or permitted by GAAP, or (b) change its Fiscal Year end date.

6.11                        Use of Proceeds. Borrower shall not use the proceeds of any Loans for any purpose other than to (a) consummate the Acquisition, (b) pay Transaction Costs, (c) fund Permitted Acquisitions, and (d) fund Borrower’s general corporate needs. Borrower shall not use any part of the proceeds of any Loan, whether directly or indirectly, for any purpose that would be prohibited by Sections 3.12 or 3.15 or that violates any of the Regulations of the Board.

7.                                      EVENTS OF DEFAULT; REMEDIES

7.1                               Event of Default; Remedies. If any of the following events (each such an event, an “Event of Default”) shall occur:

(a)                                 Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise; provided any failure to immediately make any prepayment due pursuant to Section 2.7(b)(ii) shall not constitute an Event of Default for 15 days from the date of such failure so long as, following the making of such prepayment during such 15-day period, the Loan to Value Ratio is less than or equal to 0.35 to 1.00.

(b)                                 Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Section) payable under this Agreement or under any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of 4 or more Business Days;

(c)                                  any certification, representation, or warranty made or deemed made by or on behalf of Borrower in or in connection with this Agreement or any other Loan Document or in any report, certificate, financial statement, or other document furnished pursuant to or in connection with this Agreement or any other Loan Document, shall have been incorrect in any material respect when made or deemed made (unless any such certification, representation or warranty is qualified as to materiality or as to Material Adverse Effect, in which case such certification, representation, or warranty shall have been incorrect in any respect);

(d)                                 Borrower shall fail to observe or perform any covenant, condition or agreement contained in Sections 5.1, 5.2, 5.3 (with respect to Borrower’s existence), 5.5, 5.9, 5.10, 5.11,or 6, or Borrower shall default in the performance of any of its obligations contained in any of the Security Documents;

(e)                                  Borrower shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clauses (a), (b), or (d) of this Section) or any other Loan Document and such failure shall continue unremedied for a period of 30 or more days;

(f)                                   (x) the Alico Securities shall fail to be listed and admitted for trading on a national securities exchange registered with the SEC under Section 6(a) of the Exchange Act or (y) trading in the Alico Securities on any such national securities exchange on which the Alico Securities are then listed and admitted for trading is suspended or halted for a period in excess of 2 consecutive Business Days;

(g)                                  Alico shall have failed to have filed with the SEC all required reports under Section 13 or 15(d) of the Exchange Act, as applicable, during the 12 months preceding any date, other than Form 8-K reports, and submitted electronically and posted on its corporate Web site every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T, during the 12 months preceding such date, and such failure shall continue for a period of more than 30 consecutive days;

(h)                                 any event or condition occurs that results in any Indebtedness in an amount over $100,000 becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Indebtedness or any trustee or agent on its or their behalf to cause any Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity (after giving effect to any applicable notice requirement or grace period);

(i)                                     an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency or other relief in respect of Borrower or debts, or of a substantial part of its assets, under any Debtor Relief Laws or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator, liquidator, rehabilitator, or similar official for Borrower or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for a period of 60 or more days or an order or decree approving or ordering any of the foregoing shall be entered;

(j)                                    Borrower shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, or other relief under any Debtor Relief Laws now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (i) of this Section, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator, liquidator, rehabilitator, or similar official for Borrower or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, or (vi) take any action for the purpose of effecting any of the foregoing;

(k)                                 Borrower shall become unable, admit in writing its inability, or fail generally to pay its debts as they become due;

(l)                                     one or more judgments for the payment of money in an aggregate amount in excess of $100,000 (exclusive of amounts covered by insurance provided by a financially sound insurance company and for which such insurer has accepted liability) shall be rendered against Borrower and the same shall remain undischarged for a period of 10 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of Borrower to enforce any such judgment;

(m)                             a Change of Control shall occur after the Funding Date;

(n)                                 the Liens created by the Security Documents shall at any time not constitute a valid and perfected first-priority Lien on the collateral intended to be covered thereby in favor of Lender, free and clear of all other Liens (other than Permitted Encumbrances), or, except for expiration or termination in accordance with its terms or with the consent of Lender, any of the Loan Documents shall for whatever reason be terminated or cease to be in full force and effect, or enforceability thereof shall be contested by Borrower; or

(o)                                 any default in the payment or performance of a term or condition of any credit agreement, note, security agreement, mortgage, deed of trust, deed to secure debt, or other agreement or instrument evidencing or securing any other indebtedness, liabilities or obligations of Borrower to any Affiliate of Lender.

then, and in every such event (other than an event with respect to Borrower described in clauses (i) or (j) of this Section 7.1), and at any time thereafter during the continuance of such event, Lender may, by notice to Borrower, take any or all of the following actions, at the same or different times: (i) terminate the Commitment, and thereupon the Commitment and such obligations shall terminate immediately, (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of Borrower accrued hereunder and under the other Loan Documents, shall become due and payable immediately, without presentment, demand, protest, notice of intent to accelerate, notice of acceleration or other notice of any kind, all of which are hereby waived by Borrower, (iii) sell, assign, lease, transfer, or otherwise dispose of any or all of the Equity Interests of Alico owned by Borrower (including, without limitation: through underwriters, brokers or dealers (who may act as agent or principal and who may receive compensation in the form of discounts, concessions or commissions); through negotiated transactions, including, but not limited to, block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; through purchases by a broker or dealer as principal and resale by that broker or dealer for its account; on any national securities exchange or quotation service on which the Alico Securities may be listed or quoted at the time of sale at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices; in private transactions other than exchange or quotation service transactions; through offerings directly to one or more purchasers, including institutional investors; through ordinary brokerage transactions and transactions in which a broker solicits purchasers; or through open market transactions in reliance upon Rule 144 under the Securities Act) and apply the proceeds of such Equity Interests to payment of the Obligations according to Section 7.2, (iv) cause Manager to declare a Capital Call on behalf of Borrower, and (v) exercise all rights and remedies available to it, under the Loan Documents and applicable law; and in case of any event with respect to Borrower described in clauses (i) or (j) of this Section 7.1, the Commitment shall automatically terminate, and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of Borrower accrued hereunder and under the other Loan Documents, shall automatically become due and payable, without presentment, demand, protest, notice of intent to accelerate, notice of acceleration, or other notice of any kind, all of which are hereby waived by Borrower. In addition, if any Event of Default shall exist, Lender may foreclose or otherwise enforce any Lien granted to Lender, to secure payment and performance of the Obligations in accordance with the terms of the Loan Documents and exercise any and all rights and remedies afforded by applicable law, by any of the Loan Documents, by equity, or otherwise.

7.2                               Application of Payment. Subsequent to the acceleration of the Obligations under Section 7.1 hereof, payments and prepayments with respect to the Obligations made to Lender shall be distributed in the following order of priority: FIRST, to the reasonable costs and expenses (including attorneys’ fees and expenses), if any, incurred by Lender in the collection of such amounts under this Agreement or of the Loan Documents, including, without limitation, any costs incurred in connection with the sale or disposition of any Collateral; SECOND, to any fees then due and payable to Lender under this Agreement or any other Loan Document; THIRD, to the payment of interest then due and payable on the Loans; FOURTH, on a pro rata basis or as otherwise may be required pursuant to any agreement between Lender and any applicable Affiliate of Lender, to (a) the payment of principal of the Loans and (b) the payment of any Bank Product Obligations arising in connection with Cash Management Services; FIFTH, to any other Obligations not otherwise referred to in this Section in such order as may be agreed by Lender and any applicable Affiliate of Lender, and SIXTH, to Borrower, its successors or assigns, or as a court of competent jurisdiction may otherwise direct. Lender shall have absolute discretion as to the time of application of any such proceeds, moneys, or balances in accordance with this Agreement. Upon any sale of Collateral by Lender (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of the purchase money by Lender or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to Lender or such officer or be answerable in any way for the misapplication thereof.

7.3                               Performance by Lender. If Borrower shall fail to perform any covenant or agreement in accordance with the terms of the Loan Documents, Lender may perform or attempt to perform such covenant or agreement on behalf of Borrower. In such event, Borrower shall, at the request of Lender promptly pay any amount expended by Lender in connection with such performance or attempted performance to Lender, together with interest thereon at the interest rate provided for in Section 2.9(b) from and including the date of such expenditure to but excluding the date such expenditure is paid in full. Notwithstanding the foregoing, it is expressly agreed that Lender shall not have any liability or responsibility for the performance of any obligation of Borrower under any Loan Documents.

8.                                      MISCELLANEOUS

8.1                               Notices.

(a)                                 General Address for Notices. Except in the case of communications expressly permitted to be given by telephone hereunder or under any other Loan Documents, all notices and other communications (“Communications”) provided for herein or in any other Loan Document shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy or, subject to Section 8.1(b), by electronic communication, as follows:

(i)                                     if to Borrower, to it at: 590 Madison Avenue, New York, NY 10022; and

(ii)                                  if to Lender, to it at: 12443 Olive Blvd., Suite 50, St. Louis, Missouri 63141; Attention: Customer Service Representative; Fax: (877) 655-9512; Email: CustomerConnect@RaboAg.com.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received. Notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day). Notices delivered through electronic communications to the extent provided in Section 8.1(b), shall be effective as provided in such Section 8.1(b).

(b)                                 Electronic Communications. Communications to Lender under the Loan Documents may be delivered or furnished by electronic communications pursuant to procedures approved by Lender. Unless Lender otherwise prescribes, Communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment), provided that, if such Communication is not sent during the normal business hours of the recipient, such Communication shall be deemed to have been sent at the opening of business on the next Business Day.

(c)                                  Change of Address for Notices. Any party hereto may change its address or telecopy number for, or individual designated to receive, Communications under the Loan Documents by notice to the other parties hereto. All Communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

8.2                               Waivers; Amendments.

(a)                                 No Deemed Waivers; Remedies Cumulative. No failure or delay by Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of Lender hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 8.2(b), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether Lender may have had notice or knowledge of such Default at the time.

(b)                                 Amendments. Neither this Agreement, nor any other Loan Document nor any provision hereof or thereof may be waived, amended, or modified except, pursuant to an agreement or agreements in writing entered into by Borrower and Lender.

8.3                               Expenses; Indemnity; Damage Waiver.

(a)                                 Costs and Expenses. Borrower agrees to pay (i) all out-of-pocket expenses incurred by Lender and its Affiliates in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications, or waivers of the provisions hereof or thereof including the fees, charges and disbursements of counsel for Lender, and of such consultants, advisors, appraisers and auditors retained or engaged by Lender, whether or not the transactions contemplated hereby or thereby shall be consummated; (ii) all out-of-pocket expenses incurred by Lender, including the fees, charges and disbursements of any advisors to Lender and counsel for Lender, in connection with the enforcement or protection of Lender’s rights in connection with this Agreement and the other Loan Documents or the Collateral, including its rights under this Section, and including in connection with any bankruptcy or insolvency proceeding, workout, restructuring, or negotiations in respect thereof, and (iii) all costs, expenses, taxes, assessments, and other charges incurred by Lender in connection with any filing, registration, recording, or perfection of any security interest contemplated by any Security Document or any other document referred to therein or any audit, verification, inspection or appraisal of the Collateral.

(b)                                 Indemnification by Borrower. Borrower hereby agrees to indemnify Lender and each Related Party of Lender (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities, and related expenses, including the fees, charges, and disbursements of any counsel for any Indemnitee incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement or any other Loan Document, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the Transactions or any other transactions contemplated hereby or thereby, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any payments that Lender is required to make under any indemnity issued to any bank, or other Person holding Borrower’s deposit, commodity or security accounts, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities, or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted solely from the gross negligence or willful misconduct of such Indemnitee.

(c)                                  Waiver of Consequential Damages, Etc. To the extent permitted by applicable law, Borrower shall not assert, and Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential, or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document, the Transactions, any Loan, or the use of the proceeds thereof.

(d)                                 Payments. All amounts due under this Section shall be payable no later than 10 Business Days after written demand therefor.

8.4                               Successors and Assigns.

(a)                                 Assignments Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of Lender who is owed any of the Obligations and any Indemnitee), except that (i) Borrower may not assign or otherwise transfer any of its rights or obligations hereunder or under any other Loan Document without the prior written consent of Lender and (ii) Lender may not assign or otherwise transfer any of its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of Lender who is owed any of the Obligations, and, to the extent expressly contemplated hereby, the Related Parties of Lender)) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)                                 Assignments by Lender Generally. Notwithstanding anything to the contrary in this Agreement, Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and Loans at the time owing to it); provided if such assignment is not to an Affiliate of Lender and no Event of Default then exists, Borrower shall have consented to such assignment (such consent not to be unreasonably withheld, delayed or conditioned).

(c)                                  Participations. Lender may at any time, without the consent of, or notice to, Borrower, sell participations to any Person (other than a natural Person or Borrower or any of Borrower’s Affiliates) (a “Participant”) in all or a portion of Lender’s rights or obligations under this Agreement (including all or a portion of its Commitment or the Loans owing to it); provided that (i) Lender’s obligations under this Agreement shall remain unchanged, (ii) Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) Borrower shall continue to deal solely and directly with Lender in connection with Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which Lender sells such a participation shall provide that Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement. Borrower agrees that each Participant shall be entitled to the benefits of Section 2.12, (subject to the requirements and limitations therein, including the requirements under Section 2.12(g) (it being understood that the documentation required under Section 2.12(g) shall be delivered to the participating Lender)) to the same extent as if it were Lender and had acquired its interest by assignment pursuant to Section 8.4(b); provided that such Participant shall not be entitled to receive any greater payment under Section 2.12, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 8.8 as though it were Lender.

(d)           Certain Pledges. Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank (or other central bank under any central banking system established under the jurisdiction or organization of Lender (or its parent bank)); provided that no such pledge or assignment shall release Lender from any of its obligations hereunder or substitute any such pledgee or assignee for Lender as a party hereto.

8.5          Survival. All covenants, agreements, certifications, representations and warranties made by Borrower herein or in the other Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or the other Loan Documents shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the other Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that Lender may have had notice or knowledge of any Default or incorrect certification, representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect until the Full Satisfaction of the Obligations. The provisions of Sections 2.12, 8.3, and 8.18 shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of all Loans.

8.6          Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract between and among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

8.7          Severability. Any provision of this Agreement or any other Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

8.8          Right of Set-off. If an Event of Default shall have occurred and be continuing, Lender and each of its Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held, and other obligations (in whatever currency) at any time owing, by Lender, or any such Affiliate, to or for the credit or the account of Borrower against any and all of the obligations of Borrower now or hereafter existing under this Agreement or any other Loan Document to Lender or its Affiliates, irrespective of whether or not Lender or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of Borrower may be contingent or unmatured or are owed to a branch, office or Affiliate of Lender different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness. The rights of Lender and its Affiliates under this Section are in addition to other rights and remedies (including other rights of set-off) that Lender or its Affiliates may have. Lender agrees to notify Borrower promptly after any such set-off and application; provided that the failure to give such notice shall not affect the validity of such set-off and application.

8.9          Governing Law; Jurisdiction; Etc.

(a)           Governing Law. This Agreement and the other Loan Documents (other than those containing a contrary express choice of law provision) shall be construed in accordance with, and this Agreement, such other Loan Documents, and all matters arising out of or relating in any way whatsoever to this Agreement and such other Loan Documents (whether in contract, tort, or otherwise) shall be governed by, the law of the State of New York, other than those conflict of law provisions that would defer to the substantive laws of another jurisdiction. This governing law election has been made by the parties in reliance (at least in part) on Section 5-1401 of the General Obligation Law of the State of New York, as amended (as and to the extent applicable), and other applicable law.

(b)           Submission to Jurisdiction. Borrower hereby irrevocably and unconditionally agrees that it shall not commence any action, litigation, or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against Lender or any Related Party of the foregoing in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, in any forum other than the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto hereby irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such action, litigation, or proceeding may be heard and determined in such New York state court or, to the fullest extent permitted by applicable law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that Lender may otherwise have to bring any action or proceeding relating to any Loan Document against Borrower or its properties in the courts of any jurisdiction.

(c)           Waiver of Venue. Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to any Loan Document in any court referred to in Section 8.9(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)           Service of Process. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 8.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable law.

8.10        WAIVER OF JURY TRIAL.

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

8.11        Treatment of Certain Information; Confidentiality.

(a)           Treatment of Certain Information. Borrower acknowledges that from time to time financial advisory, investment banking and other services may be offered or provided to Borrower (in connection with this Agreement or otherwise) by Lender or by one or more Subsidiaries or Affiliates of Lender and Borrower hereby authorizes Lender to share any information delivered to Lender by Borrower pursuant to this Agreement, or in connection with the decision of Lender to enter into this Agreement, to any Affiliate, it being understood that any such Affiliate receiving such information shall be bound by the provisions of Section 8.11(b) as if it were Lender hereunder. Such authorization shall survive the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

(b)           Confidentiality. Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (ii) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners); (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; (iv) to any other party hereto; (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder; (vi) subject to an agreement containing provisions substantially the same as those of this Section, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement, or (B) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to Borrower and its obligations, this Agreement or payments hereunder; (vii) on a confidential basis to (A) any rating agency in connection with rating Borrower or the credit facilities under this Agreement or (B) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to this Agreements; (viii) with the consent of Borrower; or (ix) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section, or (B) becomes available to Lender or any of its Affiliates on a nonconfidential basis from a source other than Borrower. For purposes of this Section, “Information” means all information received from Borrower or any of its representatives relating to Borrower or any of its businesses, other than any such information that is available to Lender on a nonconfidential basis prior to disclosure by Lender or any of its representatives; provided that, in the case of information received from Borrower after the date hereof, such information is identified in writing at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

(c)           Independence of Covenants. All covenants and other agreements contained in this Agreement or any other Loan Document shall be given independent effect so that, if a particular action or condition is not permitted by any of such covenants or other agreements, the fact that such action or condition would be permitted by an exception to, or otherwise be within the limitations of, another covenant or other agreement shall not avoid the occurrence of a Default if such action is taken or such condition exists.

8.12        Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges or other amounts that are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received, or reserved by Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect to such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefore) until such cumulated amount, shall have been received by Lender. If Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to Borrower.

8.13        USA Patriot Act. Lender hereby notifies Borrower that pursuant to the requirements of the USA Patriot Act, it is required to obtain, verify, and record information that identifies Borrower and other information that will allow Lender to identify Borrower in accordance with the USA Patriot Act. Borrower hereby agrees to provide such information promptly upon the request of Lender.

8.14        Press Release and Related Matters. Borrower shall not issue any press release or other public disclosure using the name logo or otherwise referring to Lender or of any of its Affiliates, the Loan Documents or any transaction contemplated therein to which Lender is party without the prior consent of Lender, except to the extent required to do so under applicable law and then, in any event, Borrower will advise Lender as soon as possible with respect to such press release or other public disclosure.

8.15        No Duty. All attorneys, accountants, appraisers, and other professional Persons and consultants retained by Lender shall have the right to act exclusively in the interest of Lender and shall have no duty of disclosure, duty of loyalty, duty of care, or other duty or obligation of any type or nature whatsoever to Borrower, any holders of Equity Interests of Borrower, or any other Person.

8.16        No Fiduciary Relationship. The relationship between Borrower on the one hand and Lender on the other is solely that of debtor and creditor, and Lender has no fiduciary or other special relationship with Borrower, and no term or condition of any of the Loan Documents shall be construed so as to deem the relationship between Borrower on the one hand and Lender on the other to be other than that of debtor and creditor.

8.17        Construction. Borrower and Lender acknowledge that each of them has had the benefit of legal counsel of its own choice and has been afforded an opportunity to review the Loan Documents with its legal counsel and that the Loan Documents shall be construed as if jointly drafted by the parties thereto. Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

8.18        Payments Set Aside. To the extent that any payment by or on behalf of Borrower under any Loan Document is made to Lender, or Lender exercises its right of set-off as to Borrower, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Laws or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred.

8.19        Benefits of Agreement. The Loan Documents are entered into for the sole protection and benefit of the parties hereto and their permitted successors and assigns, and no other Person (other than any Related Parties of Lender and any Participants to the extent provided for in Section 8.4(c)) shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, any Loan Document.

8.20        Collateral Agency Agreement. The Loan Documents are subject to the terms of the internal collateral agency agreement by and among Lender, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as “Rabobank International”), a foreign banking organization organized as a cooperative bank under the laws of The Netherlands, and Rabobank, N.A. (as amended, restated, supplemented, or otherwise modified from time to time, the “Collateral Agency Agreement”) governing their rights and obligations permitting Lender to act as a collateral agent in servicing the Loans.

[remainder of this page intentionally left blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered by its officer or officers thereunto duly authorized as of the date first above written.

BORROWER:	734 INVESTORS, LLC, as Borrower

By: 734 AGRICULTURE, LLC, its managing member

	By:	/s/ Remy W. Trafelet
		Name:	Remy W. Trafelet
		Title:	Manager

CREDIT AGREEMENT

S-1

LENDER:	RABO AGRIFINANCE, INC., as Lender

	By:	/s/ Judy A. Cochran
		Name:	Judy A. Cochran
		Title:	Asst. V.P.

Commitment: $35,000,000

S-2

Schedule 3.13

One class of Membership Interests with $123,410,000 expected outstanding.

Schedule 3.14

3,705,457 shares (50.2%) of Alico, Inc.

EXHIBIT B

FORM OF
BORROWING BASE CERTIFICATE

(See Attached)

BORROWING BASE CERTIFICATE

Dated: [                         , 20      ]

This Borrowing Base Certificate is executed and delivered pursuant to the terms of that certain Credit Agreement dated as of November 15, 2013 (as amended, restated, supplemented, extended, or otherwise modified from time to time, the “Credit Agreement”) by and between 734 INVESTORS, LLC, a Delaware limited liability company, as Borrower (“Borrower”) and RABO AGRIFINANCE, INC., a Delaware corporation, as Lender (“Lender”). Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Credit Agreement.

Borrower: 734 INVESTORS, LLC		Date Prepared:
	.	Period Ending:

1.	Account Value of Eligible Alico Securities		$
2.	x 40% Advance Rate	=	$
3.	Availability Reserves		$
4.	Total Borrowing Base (Line 2 minus Line 3)		$
5.	Lesser of Line 4 or $35,000,000		$
6.	Outstanding Loans		$
7.	Availability (Line 5 minus Line 6)		$

Borrower hereby represents and warrants that:

(i) the information in this certificate and the account statements enclosed as Attachment A are true, complete and correct as of the Period Ending date written above (the “Report Date”); (ii) no information has been omitted which would make the foregoing misleading in any material respect; (iii) no Default exists [except as set forth on Attachment B]; and (iv) the Borrowing Base items set forth above and amounts thereof reflected herein are genuine and in all respects what they purport to be.

The undersigned certifies the foregoing to be true and correct and not misleading in any material respect on and as of the date set forth above.

Prepared and approved by:
Name:
Title:

Exhibit B - 3

Attachment A

Broker Account Statements

(See attached)

Exhibit B - 3

[Attachment B]

[Description of Event of Default]

Exhibit B - 3

EXHIBIT N

FORM OF
LINE OF CREDIT NOTE

$35,000,000.00	November 15, 2013

FOR VALUE RECEIVED, the undersigned (“Borrower”), hereby promises to pay to the order of RABO AGRIFINANCE, INC., a Delaware corporation (“Lender”) the principal sum of Thirty-Five Million Dollars and No Cents ($35,000,000.00) or, if less, the aggregate principal sum of all Loans, and interest at the rate specified in the Credit Agreement between Borrower and Lender dated as of the date of this note (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). Principal and interest are payable to Lender at the times specified in the Credit Agreement. All payments shall be made to Lender in lawful money of the United States of America at 12443 Olive Blvd, Suite 50, St. Louis, MO 63141, or such other place as Lender directs, in same day funds. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Credit Agreement. This note will be interpreted in accordance with Section 1.2 of the Credit Agreement.

This note is referred to in, and is subject to the terms and conditions of the Credit Agreement. Without limitation, the Credit Agreement (i) provides for the making of Loans by Lender to Borrower from time to time in an aggregate amount not to exceed at any time outstanding the amount specified above, and (ii) contains provisions for acceleration of the maturity hereof upon the occurrence of certain stated events.

This note is secured by the Security Documents and all Liens upon and security interests created under any other written instrument or agreement stating expressly that it secures the indebtedness, liabilities or obligations of Borrower under the terms and conditions of the Credit Agreement.

Borrower has signed this note effective as of the day and year first written above.

BORROWER

734 INVESTORS, LLC, a Delaware limited liability company

By:

Name:

Title:

EXHIBIT 2.3

FORM OF
BORROWING REQUEST

(See Attached)

BORROWING REQUEST

Dated: [                         , 20      ]

Rabo AgriFinance, Inc.

12443 Olive Blvd., Suite 50

St. Louis, Missouri 63141

Attention: Customer Service Representative
Telecopy:  (877) 655-9512
Email: CustomerConnect@RaboAg.com

Ladies and Gentlemen:

The undersigned, 734 INVESTORS, LLC, a Delaware limited liability company, as Borrower (“Borrower”), refers to that certain Credit Agreement, dated as of November 15, 2013 (as amended, restated, supplemented, extended, or otherwise modified from time to time, the “Credit Agreement”) by and between Borrower and RABO AGRIFINANCE, INC., a Delaware corporation, as Lender (“Lender”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Credit Agreement.

Borrower, hereby gives you notice that it requests a Borrowing pursuant to the provisions of Section 2.3 of the Credit Agreement, and in connection therewith sets forth below the terms on which such Loan is requested to be made:

(A)	Date of Borrowing (which is a Business Day)

(B)	Aggregate principal amount of Borrowing [1]

[Remainder of Page Intentionally Left Blank]

1                                           Each Borrowing shall be in an aggregate amount of not less than $1,000,000; provided, however, that to the extent Availability is less than $1,000,000 as of the most recent Determination Date, the Borrowing shall be in the amount of the Availability.

Borrower hereby represents, and upon acceptance of any or all of the Loans made in response to this request, Borrower shall be deemed to have represented and warranted, that the conditions to lending specified in clauses (a), (b), and (c) of Section 4.3 of the Credit Agreement have been satisfied.

Very truly yours,

734 INVESTORS, LLC,
a Delaware limited liability company

By:
Name:
Title:

EXHIBIT 5.1

FORM OF
COMPLIANCE CERTIFICATE

(See Attached)

COMPLIANCE CERTIFICATE

For the Fiscal Year ended                     , 20

This Compliance Certificate is delivered to you pursuant to Section 5.1(b) of that certain Credit Agreement, dated as of November 15, 2013 (as amended, restated, supplemented, extended, or otherwise modified from time to time, the “Credit Agreement”) by and between 734 INVESTORS, LLC, a Delaware limited liability company, as Borrower (“Borrower”) and RABO AGRIFINANCE, INC., a Delaware corporation, as Lender (“Lender”).  Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Credit Agreement.

I,                                  , the                              of Borrower hereby certify solely in my capacity as a Responsible Officer of Borrower and not in my individual capacity that the following information is accurate as of the date hereof.

1.             The financial statements which accompany this certificate present fairly in the financial condition and results of operations of the Borrower in accordance with GAAP consistently applied.1

2.             Since [                            ]2 [no Default or Event of Default has occurred under the Credit Agreement][a Default or Event of Default has occurred, as described on Annex 1 hereto, and the action proposed to be taken with respect thereto is described on Annex 1 hereto].

3.             Since [                            ]3 [there has been no change in GAAP or in the application thereof that has an impact on the financial statements of Borrower][a change in GAAP or in the application thereof has occurred which has an impact on the financial statements of Borrower, as described on Annex [1][2] hereto].

4.             Since the Effective Date and except as disclosed in prior Compliance Certificates delivered to Lender, Borrower has not changed its legal name, chief executive office, organizational identity, jurisdiction of organization or identification number except as follows:                                                                                .

[Remainder of Page Intentionally Left Blank]

1               The financial statements delivered for the Fiscal Year ending December 31, 2013 need not be audited or reported on by accountants.

2               The date of the last similar certification, or, if none, the Effective Date.

3               The date of the last similar certification, or, if none, the Effective Date.

This        day of                  , 20     .

734 INVESTORS, LLC,
a Delaware limited liability company

By:
Name:
Title:

COMPLIANCE CERTIFICATE

[Annex 1]

[Events of Default]

[Annex [1][2]]

[Changes in GAAP]

EXHIBIT F

AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i)                                     Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)                                  Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: November 29, 2013	734 INVESTORS, LLC By: 734 Agriculture, LLC Its: Managing Member

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

734 AGRICULTURE, LLC

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

Remy W. Trafelet

	By:	/s/ Remy W. Trafelet

George R. Brokaw

	By:	/s/ George R. Brokaw